                                                     Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-102929
PROSPECTUS

                               Offer to Exchange
                                all outstanding
              7 3/4% Series A Senior Subordinated Notes due 2012
                           issued December 20, 2002
                  ($275,000,000 principal amount outstanding)
                                      for
              7 3/4% Series B Senior Subordinated Notes due 2012
                        ($275,000,000 principal amount)
                                      of
                       ALLBRITTON COMMUNICATIONS COMPANY

   We are offering to exchange up to an aggregate principal amount of $275.0 million of our 7 3/4% series B senior subordinated notes due 2012 for an equal principal amount of our 7 3/4% series A senior subordinated notes due 2012, which were initially sold on December 20, 2002. The terms of the exchange notes we will issue in the exchange offer are substantially identical to those of the initial notes, except that transfer restrictions and registration rights relating to the initial notes will not apply to the exchange notes.

   The exchange offer will expire at 5:00 p.m., New York City time, on March 17, 2003, unless extended. Tenders of initial notes may be withdrawn at any time before the expiration of the exchange offer. All initial notes that are validly tendered and not withdrawn by the expiration date will be exchanged. Any initial notes not tendered and accepted in the exchange offer will remain outstanding and will continue to be subject to the existing transfer restrictions.

   The exchange notes will be unsecured and subordinated to all of our existing and future senior debt, including borrowings under our senior credit facility. In addition, the exchange notes will rank equal to the initial notes not exchanged in this exchange offer and our $150.0 million of 8 7/8% senior subordinated notes due 2008. The exchange notes will also rank equal to $180.0 million principal amount of 7 3/4% senior subordinated notes due 2012, referred to as the additional notes, which were issued on February 6, 2003. The exchange notes are not being offered in exchange for the additional notes. Proceeds from the sale of the additional notes have been placed in escrow to be used to redeem our 8 7/8% notes, which have been called for redemption on March 10, 2003, and have been used to repay outstanding borrowings under our senior credit facility. The additional notes were issued under the same indenture as the initial notes and the exchange notes, and the initial notes, the exchange notes and the additional notes constitute a single class of securities for all purposes under the indenture pursuant to which the initial notes and the additional notes were, and the exchange notes will be, issued. When we use the term "notes" in this prospectus, the term includes the initial notes, the exchange notes and the additional notes.

   As of December 31, 2002, as adjusted to reflect (1) the purchase and redemption of our 9 3/4% senior subordinated debentures with the proceeds from the sale of the initial notes and borrowings under our senior credit facility and (2) the issuance of the additional notes and the use of proceeds from their sale to redeem our outstanding 8 7/8% notes and repay borrowings under our senior credit facility, we would have had (1) $22.5 million of senior debt outstanding, which ranked senior to the notes, including the exchange notes,
(2) $48.5 million available for borrowing under our senior credit facility, which would also rank senior to the notes, including the exchange notes, and
(3) $451.9 million (net of unamortized discount) of notes outstanding, including the exchange notes. The exchange notes will also be effectively subordinated to all existing and future liabilities (including trade payables) of our subsidiaries. As of December 31, 2002, our subsidiaries had approximately $29.6 million of total liabilities.

   The exchange notes are new securities, and there is currently no established market for them. We cannot assure you that a market for the exchange notes will develop or be liquid.

Before participating in this exchange offer please refer to the "Risk Factors" section of this prospectus, which begins on page 14.

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               -----------------

               The date of this prospectus is February 14, 2003

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, statements in the section titled "Risk Factors" and elsewhere in this prospectus regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct. Important factors that could cause actual results to differ materially from our expectations, which we refer to as cautionary statements, are disclosed under "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included or incorporated in this prospectus. These forward-looking statements involve risks and uncertainties, including current trend information, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this prospectus. There are a number of factors that could cause our actual results to differ materially from those projected in such forward-looking statements. These factors include, without limitation:

  .   our outstanding indebtedness and high degree of leverage;
  .   the restrictions imposed on us by the terms of our indebtedness;
  . the high degree of competition from both over-the-air broadcast stations and programming alternatives such as cable television, wireless cable, in-home satellite distribution service and pay-per-view and home video and entertainment services;
  .   the impact of new technologies;
  .   changes in federal communications commission regulations;
  .   decreases in the demand for advertising due to weakness in the economy;
  .   the variability of our quarterly results and our seasonality; and
  . our ability to realize the expected operating efficiencies from the Allnewsco acquisition.

   All subsequent written and oral forward-looking statements attributable to us, or persons acting on any of our behalf, are expressly qualified in their entirety by the cautionary statements. We undertake no obligation to update forward-look statements to reflect developments or information obtained after the date on the cover page of this prospectus.

                                 INDUSTRY DATA

   In this prospectus, we rely on and refer to information regarding market data obtained from internal surveys, market research, publicly available information and industry publications. Although we believe the information is reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified it. The terms "market area," "designated market area" and "DMA" refer to the term Designated Market Area, developed by Nielsen Media Research, Inc. ("Nielsen"), and are used by the television industry to indicate a geographically distinct television market.

                               -----------------

   Depending on the context in which they are used, the following "call letters" refer either to the corporate owner of the station indicated or the station itself: "WJLA" and "NewsChannel 8" together refer to WJLA/NewsChannel 8, a division of Allbritton Communications Company, or ACC (operator of WJLA-TV and NewsChannel 8, Washington, D.C.); "WHTM" refers to Harrisburg Television, Inc. (licensee of WHTM-TV, Harrisburg, Pennsylvania); "KATV" refers to KATV, LLC (licensee of KATV, Little Rock, Arkansas); "KTUL" refers to KTUL, LLC (licensee of KTUL, Tulsa, Oklahoma); "WCIV" refers to WCIV, LLC (licensee of WCIV, Charleston, South Carolina); "WSET" refers to WSET, Incorporated (licensee of WSET-TV, Lynchburg, Virginia); and "WCFT," "WJSU" and "WBMA" refer to TV Alabama, Inc. (licensee of WCFT-TV, Tuscaloosa, Alabama, WJSU-TV, Anniston, Alabama, and WBMA-LP, Birmingham, Alabama.) The term "ACCLI" refers to ACC Licensee, Inc. (licensee of WJLA and NewsChannel 8). The term "ATP" refers to Allbritton Television Productions, Inc. and the term "Perpetual" refers to Perpetual Corporation, which is controlled by Joe L. Allbritton, Chairman of the Executive Committee of the Board of Directors of ACC. "AGI" refers to Allbritton Group, Inc., which is ACC's parent and a subsidiary controlled by Perpetual. "Allfinco" refers to Allfinco, Inc., a wholly-owned subsidiary of ACC. "Harrisburg TV" refers to Harrisburg Television, Inc., an 80%-owned subsidiary of Allfinco. "TV Alabama" refers to TV Alabama, Inc., an 80%-owned subsidiary of Allfinco that owns WCFT, WJSU and WBMA-LP. "Allnewsco" refers to ALLNEWSCO, Inc., an affiliate of ACC that is a 99%-owned subsidiary of Perpetual. "RLA Revocable Trust" refers to the trust of the same name that owns 20% of each of Harrisburg TV and TV Alabama.

   As used herein, "senior credit facility" refers to that certain Amended and Restated Revolving Credit Agreement by and among ACC, the subsidiaries of ACC party thereto, the financial institutions party thereto, Deutsche Bank Securities Inc. and Fleet National Bank dated as of March 27, 2001, as amended.

                              PROSPECTUS SUMMARY

   In this prospectus, the terms "Allbritton," "our," "us," "we" and "Company" refer to Allbritton Communications Company, the issuer of the initial notes and the exchange notes, and its subsidiaries, and "ACC" refers solely to Allbritton Communications Company. When we use the term "notes" in this prospectus, the term includes the initial notes, the exchange notes and the additional notes. The following summary contains basic information about us, this exchange offer and the exchange notes. It likely does not contain all the information that is important to you. For a more complete understanding of our business, this exchange offer and the exchange notes, we encourage you to read this entire document and the documents we have referred you to.

                                  Our Company

   We own and operate ABC network-affiliated television stations serving seven geographic markets ranging from the 8th to the 105th largest designated market area, or DMA, reaching approximately 4.9% of the television households in the United States. We also own NewsChannel 8, which provides 24-hour per day basic cable television programming primarily focused on regional and local news for the Washington, D.C. metropolitan area. The operations of NewsChannel 8 have been integrated with WJLA, our Washington, D.C. ABC affiliate. ACC was founded in 1974 and is a subsidiary of Allbritton Group, Inc. ("AGI"), which is wholly-owned by Perpetual Corporation, which in turn is controlled by Joe L. Allbritton, ACC's Chairman of the Executive Committee of the Board of Directors.

   The following table sets forth general information for each of our owned and operated stations as of November 2002:

                                                                                Total
                                                Analog    Digital   Market   Commercial    Station
       Designated                    Network    Channel   Channel   Rank or  Competitors  Audience   Rank in   Acquisition
       Market Area         Station Affiliation Frequency Allocation DMA (1) in Market (2) Share (3) Market (4)    Date
       -----------         ------- ----------- --------- ---------- ------- ------------- --------- ---------- -----------
Washington, D.C...........  WJLA       ABC      7/VHF        39         8         6          21%         2      01/29/76
Birmingham (Anniston and    WBMA/      ABC      --           --        40         7          22%         2            --
 Tuscaloosa), AL (5)......  WCFT/
                            WJSU
 Birmingham...............  WBMA       ABC      58/UHF       --        --        --          --         --      08/01/97
 Anniston.................  WJSU       ABC      40/UHF       58        --        --          --         --      03/22/00(6)
 Tuscaloosa...............  WCFT       ABC      33/UHF        5        --        --          --         --      03/15/96
Harrisburg-Lancaster-York-
 Lebanon, PA..............  WHTM       ABC      27/UHF       10        47         4          25%         2      03/01/96
Little Rock, AR...........  KATV       ABC      7/VHF        22        56         5          31%         1      04/06/83
Tulsa, OK.................  KTUL       ABC      8/VHF        10        60         6          33%         2      04/06/83
Roanoke-Lynchburg, VA.....  WSET       ABC      13/VHF       34        67         4          27%         2      01/29/76(7)
Charleston, SC............  WCIV       ABC      4/VHF        34       105         5          16%         3      01/29/76(7)

--------
(1) Represents market rank based on the Nielsen Station Index for November 2002.
(2) Represents the total number of commercial broadcast television stations in the DMA with an audience share of at least 1% in the 6:00 a.m. to 2:00 a.m., Sunday through Saturday, time period.
(3) Represents the station's share of total viewing of commercial broadcast television stations in the DMA for the time period of 6:00 a.m. to 2:00 a.m., Sunday through Saturday.
(4) Represents the station's rank in the DMA based on its share of total viewing of commercial broadcast television stations in the DMA for the time period of 6:00 a.m. to 2:00 a.m., Sunday through Saturday.
(5) TV Alabama serves the Birmingham market by simultaneously broadcasting identical programming over WBMA, WCFT and WJSU. The stations are listed on a combined basis by Nielsen as WBMA+, the call sign of the low power television station.
(6) We began programming WJSU pursuant to a local marketing agreement in December 1995. In connection with the local marketing agreement, we entered into an option to purchase the assets of WJSU. We exercised our option to acquire WJSU and completed the acquisition of WJSU on March 22, 2000. See "Our Business--Owned Stations--WBMA/WCFT/WJSU: Birmingham (Anniston and Tuscaloosa), Alabama."
(7) WSET and WCIV have been indirectly owned and operated by Joe L. Allbritton since 1976. On March 1, 1996, WSET and WCIV became wholly-owned subsidiaries of ACC.

                        Business and Operating Strategy

   Our business strategy is to focus on building net operating revenues and net cash provided by operating activities. We intend to pursue selective acquisition opportunities as they arise. Our acquisition strategy is to target network-affiliated television stations where we believe we can successfully apply our operating strategy and where such stations can be acquired on attractive terms. Targets include stations in midsized growth markets with what we believe to be advantageous business climates. Although we continue to review strategic investment and acquisition opportunities, no agreements or understandings are currently in place regarding any material investments or acquisitions.

   In addition, we constantly seek to enhance net operating revenues at a marginal incremental cost through our use of existing personnel and programming capabilities. For example, KATV operates the Arkansas Razorback Sports Network ("ARSN"), which provides University of Arkansas sports programming to a network of 69 radio stations in six states. Certain broadcast television, cable pay-per-view and home video rights are also controlled by ARSN.

   On September 16, 2002, ACC completed its acquisition of certain of the assets of Allnewsco, constituting the operations of NewsChannel 8, which provides 24-hour per day basic cable television programming primarily focused on regional and local news for the Washington, D.C. metropolitan area. The operations of NewsChannel 8 have been integrated with those of WJLA in a new studio and office facility, creating the first newsgathering duopoly in the Nation's Capital. The combination of these two operations will allow for certain operational efficiencies, primarily in the areas of newsgathering, administration, finance, operations, promotions and human resources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General Factors Affecting Our Business."

   Our operating strategy focuses on four key elements:

   Local News and Community Leadership. Our stations strive to be local news leaders to exploit the revenue potential associated with local news leadership. Since the acquisition of each station, we have focused on building that station's local news programming franchise as the foundation for building significant audience share. In each of our market areas, we develop additional information-oriented programming designed to expand the stations' hours of commercially valuable local news and other programming with relatively small incremental increases in operating expenses. Local news programming is commercially valuable because of its high viewership level, the attractiveness to advertisers of the demographic characteristics of the typical news audience (allowing stations to charge higher rates for advertising time) and the enhanced ratings of other programming in time periods adjacent to the news. In addition, we believe strong local news product has helped differentiate local broadcast stations from the increasing number of cable programming competitors that generally do not provide this material.

   High Quality Non-Network Programming. Our stations are committed to attracting viewers through an array of syndicated and locally-produced programming to fill those periods of the broadcast day not programmed by the network. We select programming based on our ability to attract audiences highly valued in terms of demographic makeup on a cost-effective basis and reflects a focused strategy to migrate and hold audiences from program to program throughout dayparts. Audiences highly valued in terms of demographic makeup include women aged 18-49 and all adults aged 25-54. These demographic groups are perceived by advertisers as the groups with the majority of buying authority and decision-making in product selection.

   Local Sales Development Efforts. We believe that television stations with a strong local presence and active community relations can realize additional revenue from advertisers through the development and promotion of special programming and marketing events. Each of our stations has developed such additional products, including high quality programming of local interest (such as University of Arkansas football and basketball games) and sponsored community events. These sponsored community events have included health fairs, contests, job fairs, parades and athletic events and have provided advertisers, who are offered participation in such events, an opportunity to direct a marketing program to targeted audiences. These additional products have proven successful in attracting incremental advertising revenues. The stations also seek to maximize their local sales efforts through the use of extensive research and targeted demographic studies.

   Cost Control. We believe that controlling costs is an essential factor in achieving and maintaining the profitability of our stations. We believe that by delivering highly targeted audience levels and controlling programming and operating costs, our stations can achieve increased levels of revenue and operating cash flow. Each station rigorously manages its expenses through a budgetary control process and project accounting, which include an analysis of revenue and programming costs by daypart. Moreover, each of the stations closely monitors its staffing levels.

                               -----------------

   ACC is a Delaware corporation formed in 1974. Our corporate headquarters are located at 808 Seventeenth Street, N.W., Suite 300, Washington, D.C. 20006-3903, and our telephone number is (202) 789-2130.

                              The Exchange Offer

Securities Offered..........  $275.0 million aggregate principal amount of
                              7 3/4% series B senior subordinated notes due
                              2012.

The Exchange Offer..........  $1,000 principal amount of the exchange notes in exchange for each $1,000 principal amount of initial notes. As of the date hereof, $275.0 million aggregate principal amount of initial notes is outstanding. We will issue the exchange notes to holders on or promptly after the expiration of the exchange offer. The exchange notes are not being offered in exchange for the additional notes.

Resale of Exchange Notes....  Based on an interpretation by the staff of the
                              Securities and Exchange Commission, or the Commission, set forth in no-action letters issued to third parties, but subject to the immediately following sentence, we believe that exchange notes issued pursuant to the exchange offer in exchange for initial notes may be offered for resale, resold and otherwise transferred by any holder thereof without compliance with the registration and prospectus delivery provisions of the Securities Act. However, any purchaser of initial notes who is an affiliate of ACC or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

                              .   will not be able to rely on the
                                  interpretation by the staff of the Commission set forth in the no-action letters described above;

                              . will not be able to tender initial notes in the exchange offer; and

                              .   must comply with the registration and
                                  prospectus delivery requirements of the
                                  Securities Act in connection with any sale or transfer of the initial notes, unless the sale or transfer is made under an exemption from those requirements.

                              Each holder of the initial notes who wishes to exchange initial notes for exchange notes in the exchange offer will be required to make certain representations, including representations that:

                              .   it is not an affiliate;

                              . it is not a broker-dealer tendering initial notes acquired directly from ACC or if it is such a broker-dealer, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

                              . any exchange notes to be received by it will be acquired in the ordinary course of its business;

                              . it has no arrangement or understanding with any person to participate in the distribution, within the meaning of the Securities Act, of the exchange notes in violation of the Securities Act; and

                              . it is not acting on behalf of any person who could not truthfully make the representations described in the four preceding bullet points.

                              Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by so delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where the initial notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. ACC has agreed that, for a period of 120 days from the date of this prospectus, it will make this prospectus available to any broker-dealer for use in connection with any such resale. Please refer to "Plan of Distribution."

Expiration Date.............  5:00 p.m., New York City time, on March 17, 2003 unless we decide to extend the exchange offer.

Interest on the Exchange
  Notes and the Initial Notes The exchange notes will bear interest from
                              December 20, 2002, the date of issuance of the initial notes. Accordingly, holders of initial notes that are accepted for exchange will not receive interest on the initial notes that is accrued but unpaid at the time of tender.

Conditions to the
  Exchange Offer............  The exchange offer is subject to certain customary conditions, which may be waived by us. Please refer to "The Exchange Offer--Conditions." The exchange offer is not conditioned upon any minimum principal amount of initial notes being tendered.

Procedures for Tendering
  Initial Notes.............  To participate in the exchange offer, you must complete, sign and date the letter of
                              transmittal, or a facsimile of the letter of transmittal, and transmit it together with all other documents required by the letter of transmittal, including the initial notes to be exchanged, to the exchange agent at the address indicated on the cover page of the letter of transmittal before the expiration date of the exchange offer. By executing the letter of transmittal, each holder will represent to ACC that, among other things, the holder or the person receiving the exchange notes, whether or not such person is the holder, is acquiring the exchange notes in the ordinary course of business and that neither the holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes. In lieu of physical delivery of the certificates representing initial notes, tendering holders may transfer initial notes pursuant to the procedure for book-entry transfer as set forth under "The Exchange Offer--Procedures for Tendering."

Special Procedures for
  Beneficial Owners.........  If your initial notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should contact that person promptly and instruct them to tender your initial notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register ownership of the initial notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed before the expiration date of the exchange offer. Please refer to "The Exchange Offer--Procedures for Tendering" for more information.

Guaranteed Delivery
  Procedures................  If you wish to tender initial notes that are not immediately available or you cannot deliver your initial notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent, or comply with the procedures for book-entry transfer, prior to the expiration date of the exchange offer, you must tender your initial notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed Delivery Procedures."

Withdrawal Rights...........  You may withdraw your tender of initial notes at any time prior to 5:00 p.m., New York City time, on the expiration date pursuant to the procedures described under "The Exchange Offer--Withdrawal of Tenders."

Acceptance of Initial Notes
  And Delivery of Exchange
  Notes.....................  If all conditions required for proper acceptance of the initial notes are fulfilled, we will accept for exchange any and all initial notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. We will deliver the exchange notes as promptly as practicable after the expiration date and acceptance of the initial notes for exchange. Please refer to "The Exchange Offer--Terms of the Exchange Offer" for more information.

Use of Proceeds.............  We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under a registration rights agreement with the initial purchasers of the initial notes. Please refer to the section in this prospectus entitled "Use of Proceeds" for a discussion of our use of the proceeds from the issuance of the initial notes.

Federal Income
  Tax Consequences..........  Exchanging your initial notes for exchange notes pursuant to the exchange offer generally should not be a taxable event for federal income tax purposes. Please refer to "Certain Tax Considerations."

Consequences of Failure To
  Exchange Initial Notes....  If you do not exchange your initial notes in this exchange offer, you will no longer be able to obligate us to register the initial notes under the Securities Act except in the limited circumstances provided under our registration rights agreement relating to your inability to participate in the exchange offer as a matter of law or Commission policy. In addition, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. Further, to the extent initial notes are tendered and accepted in the exchange offer, the trading market for the untendered initial notes could be adversely affected. Please refer to "Risk Factors -- Risks Relating to the Exchange Offer --Your failure to participate in the exchange offer will have adverse consequences."

Exchange Agent..............  U.S. Bank National Association.

                              The Exchange Notes

   The exchange notes have the same financial terms and covenants as the initial notes, which are as follows:

Issuer......................  Allbritton Communications Company.

Notes Offered...............  $275.0 million aggregate principal amount of
                              7 3/4% series B senior subordinated notes due
                              2012.

                              The indenture allows us to issue additional notes, subject to our compliance with the limitations on incurrence of additional indebtedness contained in the indenture. On February 6, 2003, we issued an additional $180.0 million principal amount of our 7 3/4% senior subordinated notes due 2012 as described under "Description of Certain Indebtedness--Offering of Additional 7 3/4% Senior Subordinated Notes due 2012". The initial notes, the exchange notes and the additional notes constitute a single class of securities for all purposes under the indenture. However, the exchange notes are not being offered in exchange for the additional notes.

Maturity....................  December 15, 2012.

Interest Rate...............  7 3/4% per year (calculated using a 360-day year).

Interest Payment Dates......  June 15 and December 15, beginning on June 15,
                              2003. Interest will accrue from December 20, 2002.

Ranking.....................  The exchange notes, like the initial notes and the additional notes, will be unsecured and subordinated to all of our existing and future senior debt, including borrowings under our senior credit facility. In addition, the notes, including the exchange notes, will rank equal to our $150.0 million of 8 7/8% senior subordinated notes due 2008, which have been called for redemption on March 10, 2003. As of December 31, 2002, as adjusted to reflect (1) the purchase and redemption of our 9 3/4% senior subordinated debentures with the proceeds from the sale of the initial notes and borrowings under our senior credit facility and (2) the issuance of the additional notes and the use of proceeds from their sale to redeem our outstanding 8 7/8% notes and repay borrowings under our senior credit facility, we would have had (1) $22.5 million of senior debt outstanding, which ranked senior to the notes, including the exchange notes, (2) $48.5 million available for borrowing under our senior credit facility, which would also rank senior to the notes, including the exchange notes, and (3) $451.9 million (net of unamortized discount) of notes outstanding, including the exchange notes. The notes, including the exchange notes, will also be effectively subordinated to all existing and future liabilities (including trade payables) of our subsidiaries. As of December 31, 2002, our subsidiaries had approximately $29.6 million of total liabilities.

Guarantees..................  The notes, including the exchange notes, are not guaranteed by any of our subsidiaries.

Optional Redemption.........  Except as described below under "--Optional
                              Redemption After Public Equity Offerings," we cannot redeem the notes, including the exchange notes, until December 15, 2007. Thereafter we may redeem some or all of the notes at the redemption prices listed in the "Description of the Exchange Notes" section under the heading "Optional Redemption," plus accrued and unpaid interest.

Optional Redemption After
  Public Equity Offerings...  At any time (which may be more than once) before
                              December 15, 2005, we may redeem up to 35% of the outstanding notes with money that we raise in one or more public equity offerings, as long as:

                              . we pay 107.750% of the face amount of the
                                notes, plus accrued and unpaid interest;

                              . we redeem the notes within 60 days of
                                completing the public equity offering; and

                              . at least 65% of the aggregate principal amount
                                of notes issued in this offering remains outstanding afterwards.

Change of Control Offer.....  If we experience a change of control, we must give holders of the exchange notes the
                              opportunity to sell us their exchange notes at 101% of their face amount, plus accrued and unpaid interest. Certain highly leveraged transactions and certain transactions with our management and our affiliates that may adversely affect holders of the exchange notes do not constitute a change of control. A change of control will result in an event of default under our senior credit facility and could result in the acceleration of all indebtedness under our senior credit facility, which constitutes senior indebtedness. Upon a change of control, we will also be required to repurchase any outstanding initial notes and additional notes, as well as all of the 8 7/8% notes (which have been called for redemption on March 10, 2003).

                              We might not be able to pay you the required price for exchange notes you present to us at the time of a change of control, because:

                              . we might not have enough funds at that time; or

                              . the terms of our senior debt may prevent us
                                from paying.

Asset Sale Proceeds.........  If we or our subsidiaries engage in asset sales, we generally must either repay senior debt, invest the net cash proceeds from such sales in a business similar to ours or make an offer to purchase a principal amount of the exchange notes equal to the excess net cash proceeds. The purchase price of the exchange notes will be 100% of their principal amount, plus accrued and unpaid interest. If we elect to make an offer to purchase the exchange notes, we will also be required to make an offer to purchase any outstanding initial notes and additional notes, as well as the 8 7/8% notes (which have been called for redemption on March 10, 2003).

Certain Indenture Provisions  The indenture governing the notes, including the exchange notes, contains covenants limiting our (and most or all of our subsidiaries') ability to:

                              . incur additional debt and issue preferred stock;

                              . make restricted payments (including paying
                                dividends or distributions on, or redeeming or repurchasing, our capital stock);

                              . create liens on our assets to secure debt;

                              . enter into transactions with affiliates;

                              . enter into restrictions affecting the ability
                                of our subsidiaries to make distributions, loans or advances to us;

                              . transfer and sell assets; and

                              . merge or consolidate with another company.

                              These covenants are subject to a number of important limitations and exceptions.

Absence of a Public Market
  for the Notes.............  The exchange notes are new securities, and there is currently no established market for them. We cannot assure you that a market for the exchange notes will develop or be liquid. The initial notes are currently eligible for trading on the NASD's PORTAL market. Following commencement of the exchange offer, you may continue to trade the initial notes on the NASD's PORTAL market if you have not tendered them. The exchange notes will not be eligible for trading in this market.

Risk Factors................  See "Risk Factors" for a description of certain of the risks you should consider before tendering your initial notes in the exchange offer.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                            (dollars in thousands)

   The summary consolidated financial data for the fiscal years ended September 30, 1998, 1999, 2000, 2001 and 2002 are derived from our audited consolidated financial statements. The summary consolidated financial data for the three months ended December 31, 2001 and 2002 are derived from our unaudited consolidated financial statements. The results of operations for the three months ended December 31, 2002 are not necessarily indicative of the results that can be expected for the entire fiscal year ending September 30, 2003. The information in this table should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere herein. Please note that the data below reflect the combined results for the Company and Allnewsco for all of the periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General Factors Affecting Our Business."

                                                                              Three Months
                                                                                  Ended
                                      Fiscal Year Ended September 30,         December 31,
                               --------------------------------------------- ---------------
                               1998 (a)    1999     2000     2001     2002    2001    2002
                               --------  -------- -------- -------- -------- ------- -------
Statement of Operations Data:
Operating revenues, net....... $192,287  $197,566 $216,495 $202,541 $196,169 $52,936 $58,509
Television operating expenses,
 excluding depreciation and
 amortization.................  116,368   120,301  124,727  124,597  126,001  32,470  32,128
Depreciation and
 amortization (b).............   19,844    18,552   16,624   15,045   13,310   3,301   2,589
Corporate expenses............    4,568     4,339    4,873    5,641    6,004   1,382   1,458
Operating income..............   51,507    54,374   70,271   57,258   50,854  15,783  22,334
Interest expense..............   44,340    42,154   42,212   41,682   41,561  10,466  11,098
Interest expense-related party    3,294     3,623    3,891    4,064      785     180      --
Interest income...............    1,117       280      331      321       94      32     120
Interest income-related party.       --       226      303      213       92      45      44
(Loss) income before
 cumulative effect of change
 in accounting principle......   (3,671)    4,007   12,811    6,354    3,514   2,699   7,223
Cumulative effect of change in
 accounting principle (b).....       --        --       --       --       --      --   2,973
Net (loss) income.............   (3,671)    4,007   12,811    6,354    3,514   2,699   4,250

                                                                                                  As
                                                                                             Adjusted (c)
                                                                                   As of        As of
                                          As of September 30,                   December 31, December 31,
                         -----------------------------------------------------  ------------ ------------
                            1998       1999       2000       2001       2002        2002         2002
                         ---------  ---------  ---------  ---------  ---------  ------------ ------------
Balance Sheet Data:
Total assets............ $ 283,831  $ 279,875  $ 273,645  $ 258,610  $ 268,994   $ 541,442    $ 265,445
Total debt (d)..........   429,691    429,629    427,729    426,860    440,443     722,440      474,435
Stockholder's investment  (210,175)  (221,643)  (234,163)  (230,817)  (247,073)   (253,690)    (276,932)


                                                                        As Adjusted (c)                   As Adjusted (c)
                                                                          Fiscal Year     Three Months     Three Months
                                                                             Ended            Ended            Ended
                               Fiscal Year Ended September 30,           September 30,    December 31,     December 31,
                       -----------------------------------------------  --------------- ----------------  ---------------
                         1998     1999      2000      2001      2002         2002         2001     2002        2002
                       -------  --------  --------  --------  --------  --------------- -------  -------  ---------------
Cash Flow Data (e):
Cash flow from
 operating activities. $24,544  $ 25,218  $ 30,626  $ 25,156  $ 28,020     $ 30,925     $(2,952) $ 7,701      $ 8,791
Cash flow from
 investing activities.  (8,800)  (10,568)   (8,466)   (5,782)  (46,458)     (46,458)       (684)  (1,418)      (1,418)
Cash flow from
 financing activities.  (9,029)  (14,350)  (24,666)  (23,626)   16,908       34,290        (237)  (8,999)      13,133

Financial Ratios
 and Other Data:
Operating Cash
 Flow (f)............. $71,351  $ 72,926  $ 86,895  $ 72,303  $ 64,164     $ 64,164     $19,084  $24,923      $24,923
Operating Cash Flow
 Margin (g)...........    37.1%     36.9%     40.1%     35.7%     32.7%        32.7%       36.1%    42.6%        42.6%
Capital expenditures..   9,803    12,140     5,167     6,560    26,332       26,332         717    1,422        1,422
Interest expense,
 net (h)..............  43,223    41,874    41,881    41,361    41,467       37,366      10,434   10,978        9,175
Ratio of total debt to
 Operating Cash
 Flow (i).............    6.02      5.89      4.92      5.90      6.86         7.29        5.59     7.25         4.76
Ratio of Operating
 Cash Flow to
 interest expense,
 net..................    1.65      1.74      2.07      1.75      1.55         1.72        1.83     2.27         2.72
Ratio of Operating
 Cash Flow less
 capital
 expenditures to
 interest expense,
 net..................    1.42      1.45      1.95      1.59      0.91         1.01        1.76     2.14         2.56
Ratio of earnings to
 fixed charges (j)....      (a)     1.18      1.53      1.25      1.16         1.31(k)     1.44     1.94         2.32(k)

--------
(a) Effective October 1, 2002, gains and losses for the extinguishment of debt are generally required to be classified as a nonoperating gain or loss rather than as an extraordinary item. As required, we have reclassified the $5,155 Fiscal 1998 loss from the early repayment of debt to nonoperating expenses. The reclassification of this loss also impacted the ratio of earnings to fixed charges calculation, resulting in earnings being inadequate to cover fixed charges for the year ended September 30, 1998. Additional earnings of $3,872 would have been required to attain a ratio of one-to-one.
(b) As required by generally accepted accounting principles, effective
    October 1, 2002 we changed our method of accounting for intangible assets. As a result, we ceased amortization of our broadcast license intangible assets effective October 1, 2002. In addition, we recorded a non-cash, after-tax impairment charge of $2,973 relating to the carrying value of our broadcast licenses. See Note 3 to our consolidated financial statements for the year ended September 30, 2002 and Note 4 to our consolidated financial statements for the three months ended December 31, 2002.
(c) The as adjusted unaudited consolidated balance sheet data as of December 31, 2002 give effect to (1) the purchase and redemption of our 9 3/4% senior subordinated debentures with the proceeds from the sale of the initial notes and borrowings under our senior credit facility and (2) the issuance of the additional notes and the use of proceeds from their sale to redeem our outstanding 8 7/8% senior subordinated notes and repay borrowings under our senior credit facility, as if each had occurred on such date. The as adjusted unaudited consolidated cash flow data and financial ratios and other data (except for the ratio of earnings to fixed charges) for the fiscal year ended September 30, 2002 and for the three months ended December 31, 2002 give effect to (1) the issuance of the initial notes and the use of proceeds from their sale, together with borrowings under our senior credit facility, to purchase and redeem our 9 3/4% debentures and (2) the issuance of the additional notes and the use of proceeds from their sale to redeem our outstanding 8 7/8% notes and repay borrowings under our senior credit facility, as if each had occurred on October 1,

    2001. The premiums and costs in connection with the redemption of our 9 3/4% debentures and our 8 7/8% notes are not included in the as adjusted unaudited consolidated cash flow data and financial ratios and other data for the year ended September 30, 2002 or for the three months ended
    December 31, 2002, but will be reflected in our consolidated results of operations and cash flows during the quarter ending March 31, 2003. The as adjusted unaudited consolidated stockholder's investment as of December 31, 2002 gives effect to the premiums and costs, net of income taxes, in connection with the purchase and redemption of the 9 3/4% debentures and the redemption of the 8 7/8% notes. See "Capitalization."
(d) Total debt is defined as long-term debt (including the current portion thereof, and net of discount) and capital lease obligations.
(e) Cash flows from operating, investing and financing activities were determined in accordance with generally accepted accounting principles. See
    "Consolidated Financial Statements--Consolidated Statements of Cash Flows."
(f) "Operating Cash Flow" is defined as operating income plus depreciation and amortization. Programming expenses are included in television operating expenses. We have included Operating Cash Flow data because we understand that such data are used by investors to measure a company's ability to fund its operations and service debt. Operating Cash Flow does not purport to represent cash flows from operating activities determined in accordance with generally accepted accounting principles as reflected in our consolidated financial statements, is not a measure of financial performance under generally accepted accounting principles, should not be considered in isolation or as a substitute for net income or cash flows from operating activities and may not be comparable to similar measures reported by other companies.
(g) "Operating Cash Flow Margin" is defined as Operating Cash Flow as a percentage of operating revenues, net.
(h) Interest expense, net is defined as non-related party interest expense less non-related party interest income.
(i) For the three months ended December 31, 2001 and 2002, the ratio of total debt to Operating Cash Flow was computed by annualizing the Operating Cash
    Flow for the respective period.
(j) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before cumulative effect of change in accounting principle and income taxes plus fixed charges. Fixed charges consist of non-related party interest cost, which includes interest (both expensed and capitalized) on all non-related party debt, amortization of deferred financing costs and debt discount and that portion of rental expenses representative of interest (deemed to be one-third of total expense which is a reasonable approximation of the interest).
(k) The as adjusted ratio of earnings to fixed charges for the fiscal year ended September 30, 2002 and for the three months ended December 31, 2002 gives effect to the issuance of the initial notes and the use of the net proceeds thereof, as well as borrowings under our senior credit facility, to purchase and redeem our 9 3/4% debentures, as if each had occurred on October 1, 2001. The as adjusted ratio of earnings to fixed charges for the fiscal year ended September 30, 2002 and for three months ended December
    31, 2002 would have been the same if we had also given effect to the issuance of the additional notes and the application of their net proceeds to redeem our outstanding 8 7/8% notes and to repay borrowings under the senior credit facility, as if each had occurred on October 1, 2001.

                                 RISK FACTORS

   You should consider carefully the risks described below, together with the other information included in or incorporated by reference into this prospectus, before you make a decision to tender the initial notes in the exchange offer. If any of the following risks actually occurs, our business, financial condition, operating results and prospects could be materially affected, which in turn could adversely affect our ability to repay the notes.

Risks Relating to the Exchange Offer

Your failure to participate in the exchange offer will have adverse consequences.

   The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes pursuant to the exchange offer, or if you do not properly tender your initial notes in the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. We do not plan to register the initial notes under the Securities Act, and you will no longer be able to obligate us to register the initial notes under the Securities Act except in the limited circumstances provided under our registration rights agreement relating to your inability to participate in the exchange offer as a matter of law or Commission policy.

The issuance of the exchange notes may adversely affect the market for the initial notes.

   Following commencement of the exchange offer, you may continue to trade initial notes in the NASD's PORTAL market. However, because we expect that most holders of initial notes will elect to exchange initial notes, we expect that the liquidity of the market for any initial notes remaining after completion of the exchange offer may be substantially limited.

Certain persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

   Based on certain no-action letters issued by the staff of the Commission, we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under "Exchange Offer" you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume or indemnify you against this liability.

You must comply with the exchange offer procedures in order to receive new, freely tradable notes.

   Delivery of exchange notes in exchange for initial notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

  . certificates for initial notes or a book-entry confirmation of a book-entry transfer of initial notes into the exchange agent's account at The Depository Trust Company, New York, New York, as depository,

  . a completed and signed letter of transmittal, or facsimile, with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message if the tendering holder does not deliver a letter of transmittal, and

  .   any other documents required by the letter of transmittal.

   Therefore, holders of initial notes who would like to tender initial notes in exchange for exchange notes should be sure to allow enough time for the initial notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of initial notes for exchange. Initial notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement will terminate. Please refer to "Exchange Offer--Procedures for Tendering," "Exchange Offer--Consequences of Failure to Exchange" and "Exchange Offer--Termination of Certain Rights."

Risks Relating to the Notes and Our Other Indebtedness

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

   We have a substantial amount of debt. As of December 31, 2002, after giving pro forma effect to (1) the purchase and redemption of our 9 3/4% senior subordinated debentures with the proceeds from the sale of the initial notes and borrowings under our senior credit facility and (2) the issuance of the additional notes and the use of proceeds from their sale to redeem our outstanding 8 7/8% senior subordinated notes and repay borrowings under our senior credit facility, our total debt outstanding would have been $474.4 million (net of unamortized discount) and we would have had a stockholder's deficit of $276.9 million. In addition, after giving pro forma effect to (1) the issuance of the initial notes and the use of proceeds from their sale, together with borrowings under our senior credit facility, to purchase and redeem our 9 3/4% debentures and (2) the issuance of the additional notes and the use of proceeds from their sale to redeem our outstanding 8 7/8% notes and repay borrowings under our senior credit facility, for fiscal 2002 our ratio of earnings to fixed charges and non-related party interest expense, net would have been 1.31 to 1 and $37.4 million, respectively, and for the three months ended December 31, 2002 our ratio of earnings to fixed charges and non-related party interest expense, net, would have been 2.32 to 1 and $9.2 million, respectively. The indenture governing the notes permits us and our subsidiaries to incur additional debt, subject to certain limitations, and we issued the additional notes pursuant thereto. We may finance any future acquisitions with the incurrence of additional debt, subject to the limitations set forth in our debt agreements. See "Capitalization," "Selected Consolidated Financial Data" and "Description of the Exchange Notes--Certain Covenants--Limitations on Incurrence of Debt and Issuance of Preferred Stock."

   The degree to which we are leveraged could have important consequences to you. For example, it could:

  . make it more difficult for us to satisfy our obligations with respect to the notes (including the additional notes), our 8 7/8% notes (which have been called for redemption on March 10, 2003) and our obligations under our senior credit facility;

  . require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which will reduce amounts available for working capital, capital expenditures and other general corporate purposes;

  . result in the sale of one or more of our stations to reduce our debt service obligations;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  . increase our vulnerability to general adverse economic and industry conditions;

  . place us at a competitive disadvantage compared to our competitors with less debt; and

  .   limit our ability to borrow additional funds.

   In addition, debt incurred under our senior credit facility bears interest at variable rates. An increase in the interest rates on our debt will reduce the funds available to repay the notes and our other debt and for operations and future business opportunities and will make us more vulnerable to the consequences of our leveraged capital structure.

   The agreements governing our long-term debt contain certain restrictive financial and operating covenants. Any failure to comply with these covenants could result in an event of default under the applicable instrument, which could permit acceleration of the debt under such instrument and in some cases acceleration of debt under other instruments that contain cross- default or cross-acceleration provisions. See "Description of Certain Indebtedness," "Description of the Exchange Notes--Certain Covenants--Limitation on Incurrence of Debt and Issuance of Preferred Stock" and "--Events of Default."

We may be able to incur significantly more debt in the future, which will increase the risks related to our indebtedness.

   The terms of the indenture do not fully prohibit us or our subsidiaries from incurring substantial additional debt in the future. As of December 31, 2002, on a pro forma basis after giving effect to additional borrowings under our senior credit facility in connection with the purchase and redemption of the 9 3/4% debentures and repayment of borrowings with a portion of the proceeds from the sale of the additional notes, we had an additional $48.5 million available (subject to certain borrowing conditions) for additional borrowings under our senior credit facility. All of the borrowings under this facility are senior to the notes, including the exchange notes. If new debt is added to our current debt levels, the risks described above relating to having substantial debt could increase.

To service our debt, we will require a significant amount of cash, which depends on many factors beyond our control.

   Our ability to make payments on and to refinance our debt, including the notes, our 8 7/8% notes (which have been called for redemption on March 10, 2003) and our senior credit facility, will depend on our ability to generate cash in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

   We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including the notes, on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, including the notes, our 8 7/8% notes and our senior credit facility, and other future debt may limit our ability to pursue any of these alternatives. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Our senior credit facility, the indenture governing the notes and the indenture governing our 8 7/8% notes impose operational and financial restrictions on us.

   Our senior credit facility, the indenture governing our 8 7/8% notes (which have been called for redemption on March 10, 2003) and the indenture governing the notes include restrictive covenants that, among other things, restrict our ability to:

  .   incur additional debt and issue preferred stock;

  .   pay dividends and make distributions;

  .   issue stock of subsidiaries;

  .   make certain investments;

  .   repurchase stock, the 8 7/8% notes or the notes;

  .   create liens;

  .   enter into transactions with affiliates;

  .   enter into sale-leaseback transactions;

  .   transfer and sell assets; and

  .   merge or consolidate.

   Our senior credit facility also requires us to maintain financial ratios. All of these restrictive covenants may restrict our ability to expand or to pursue our business strategies. Our ability to comply with these and other covenants of our indentures and senior credit facility may be affected by changes in our business condition or results of operations, adverse regulatory developments or other events beyond our control. The breach of any of these covenants would result in a default under our debt. If we default, we could be prohibited from making payments with respect to the notes until the default is cured or all debt under our senior credit facility or other senior debt is paid in full. This default could allow our creditors to accelerate the related debt, as well as any other debt to which a cross-acceleration or cross-default provision applies. If our indebtedness were to be accelerated, we cannot assure you that we would be able to repay it. In addition, a default could give the lenders the right to terminate any commitments they had made to provide us with further funds. See "Description of Certain Indebtedness" and "Description of the Exchange Notes."

The notes are contractually subordinated in right of payment to our senior debt.

   The notes are senior subordinated obligations of ACC ranking junior to all of our existing and future senior debt and equal in right of payment with all of our existing and future senior subordinated debt. The notes are contractually subordinated in right of payment to borrowings under our senior credit facility. As of December 31, 2002, on a pro forma basis after giving effect to borrowings under our senior credit facility in connection with the purchase and redemption of our 9 3/4% debentures and repayment of borrowings under our senior credit facility with a portion of the proceeds from the sale of the additional notes, we would have had $22.5 million of senior debt outstanding and $48.5 million available for borrowing under our senior credit facility. The senior credit facility is secured by a pledge of the stock of ACC and its subsidiaries. The indenture governing the notes limits, and in some (but not all) instances prohibits, the incurrence of additional debt.

   In addition, all payments on the notes will be blocked in the event of a payment default under the senior credit facility and may be blocked for up to 179 consecutive days in any given year in the event of non-payment defaults on senior debt. In the event of a default on the notes and any resulting acceleration of the notes, the holders of senior debt then outstanding will be entitled to payment in full in cash of all obligations in respect of such senior debt before any payment or distribution may be made with respect to the notes.

   In bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate with trade creditors and all other holders of subordinated debt in the assets remaining after we have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive proportionately less than holders of trade payables in any such proceeding. In any of these cases, we cannot assure you that sufficient assets will remain to make any payments on the notes.

We are a holding company and depend on our subsidiaries for repayment of the notes, which will be structurally subordinated to the liabilities of our subsidiaries.

   We conduct a portion of our business through our subsidiaries. As a result, the notes will be effectively subordinated to all existing and future liabilities (including trade payables) of our subsidiaries. Our subsidiaries have not guaranteed the notes. As of December 31, 2002, our subsidiaries had approximately $29.6 million of total liabilities reflected on our balance sheet. Four of our stations, KATV, KTUL, WSET and WCIV, are wholly owned subsidiaries; WBMA, WCFT and WJSU are owned by TV Alabama and WHTM is owned by Harrisburg TV, each of which is an 80%-owned indirect subsidiary of ACC. Future acquisitions may be made through present or future subsidiaries; therefore, our cash flow from operations and consequent ability to service our debt, including the notes, is, in part, dependent upon the earnings of our subsidiaries and the distribution (through dividends or otherwise) of those earnings to ACC, or upon loans, advances or other payments of funds by those subsidiaries to ACC. Moreover, the payment of dividends and the making of loans or advances to ACC by its subsidiaries are subject to various business considerations of the subsidiaries.

   Our subsidiaries will have no obligation, contingent or otherwise, to make any funds available to us for payment of the principal of or interest on the notes. To the extent our assets are or will be held by our subsidiaries, the claims of holders of the notes will, in effect, be subordinated to the claims of creditors, including trade creditors, of such subsidiaries. As of December 31, 2002, 33% of our assets were held by operating subsidiaries and, for Fiscal 2002 and for the three months ended December 31, 2002, approximately 50% of our net operating revenues were derived from the operations of our subsidiaries. Under the terms of the indenture, certain of our subsidiaries are restricted in their ability to incur debt in the future. See "Description of the Exchange Notes--Certain Covenants."

We may not be able to finance a change of control offer required by the indenture.

   If we were to experience a change of control, the indenture governing the notes requires us to offer to repurchase all of the notes then outstanding at 101% of their principal amount, plus accrued and upaid interest to the date of repurchase. A change of control under the indenture governing the notes would also constitute a change of control under the indenture governing our 8 7/8% notes (which have been called for redemption on March 10, 2003), pursuant to which we would be required to offer to repurchase those notes. If a change of control were to occur, we cannot assure you that we would have sufficient funds to repurchase the notes or any of our 8 7/8% notes. In fact, we expect that we would require third-party financing, but we cannot assure you that we would be able to obtain that financing on favorable terms or at all. These purchase requirements may delay or make it harder for others to obtain control of Allbritton.

   Our senior credit facility restricts our ability to repurchase the notes, even when we are required to do so by the indenture in connection with a change of control. In addition, a change of control will result in an event of default under our senior credit facility and could cause the acceleration of our debt. The inability to repay the debt, if accelerated, and to repurchase all of the tendered notes, would constitute an event of default under the indenture. Any future debt we incur may also contain restrictions on repurchases in the event of a change of control or similar event.

Our controlling stockholder may have interests that conflict with holders of the notes.

   Joe L. Allbritton, Chairman of the Executive Committee of ACC's Board, controls Allbritton. Accordingly, Mr. Allbritton is able to control our operations and policies, and the vote on all matters submitted to a vote of ACC's stockholder, including, but not limited to, electing directors, adopting amendments to ACC's certificate of incorporation and approving mergers or sales of substantially all of ACC's assets. Circumstances may occur in which the interests of Mr. Allbritton, as the controlling equity holder, could be in conflict with the interests of the holders of the notes. In addition, Mr. Allbritton could pursue acquisitions, divestitures or other transactions that, in his judgment, could enhance his equity investment, even though such transactions might involve risks to the holders of the notes. See "Ownership of Capital Stock--ACC Common Stock" and "Certain Relationships and Related Transactions."

We have paid dividends and made advances to related parties, and we expect to continue to do so in the future.

   ACC has made advances to certain related parties. Because, at present, such related parties' primary sources of repayment of the advances is through our ability to pay dividends or to make other distributions, these advances have been treated as reductions to stockholder's investment in our consolidated balance sheets. The stockholder's deficit at September 30, 2000, 2001 and 2002 and December 31, 2002 was approximately $234.2 million, $230.8 million, $247.1 million and $253.7 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Relationships and Related Transactions." Under the indenture governing the notes, future advances, loans, dividends and distributions by us are subject to certain restrictions, although we have the ability to pay a dividend or make an advance of up to $25.0 million without restriction. See "Description of the Exchange Notes--Certain Covenants--Limitations on Restricted Payments" and "--Limitations on Incurrence of Debt and Issuance of Preferred Stock." We anticipate that, subject to such restrictions, applicable law and payment obligations with respect to the notes and our other debt, ACC will make advances, distributions or dividends to related parties in the future.

If an active trading market does not develop for the exchange notes, you may not be able to resell them.

   The exchange notes will be registered under the Securities Act but will not be eligible for trading on the NASD's PORTAL market, and we do not intend to list the exchange notes on any national securities exchange or to seek the admission of the exchange notes to trading in the NASD's Automated Quotation System. The exchange notes will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

      .   the development of any market for the exchange notes;

      .   the liquidity of any market for the exchange notes that may develop;

      .   your ability to sell your exchange notes; or

      .   the price at which you would be able to sell your exchange notes.

   We have been advised by the initial purchasers of the initial notes that they presently intend to make a market in the exchange notes. However, they are not obligated to do so and may discontinue any market-making activity with respect to the exchange notes at any time without notice. If a market for the exchange notes were to exist, the exchange notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance.

Risks Relating to Our Business

We are dependent on our affiliation with the ABC television network.

   All of our television stations are affiliated with the ABC network. Our television viewership levels are materially dependent upon programming provided by ABC, and there can be no assurance that such programming will achieve and maintain satisfactory viewership levels in the future. Each of our television stations has entered into a long-term affiliation agreement with the ABC network, the earliest of which is scheduled to terminate in 2005. Although ABC has continually renewed its affiliation with the television stations for as long as we have owned them and we expect to continue to be able to renew such affiliation agreements, we cannot assure you that such renewals will be obtained or that they will reflect the same general terms. The non-renewal or termination of one or more of the network affiliation agreements or alteration of terms could have a material adverse effect on our results of operations.

NewsChannel 8 is dependent on cable operators for carriage of its programming.

   NewsChannel 8 is party to affiliation agreements with cable operators for the carriage of its programming to subscribers. Each of the affiliation agreements has an expiration date of December 31, 2011. The news service operated by NewsChannel 8 is entirely dependent upon carriage by the cable operators. Although these agreements have been renewed by the cable operators in the past, there can be no assurance that these agreements will be renewed upon expiration or whether the same general terms and conditions can be retained. The non-renewal or termination of one or more of these cable affiliation agreements or alteration of terms could adversely affect our results of operations.

Competition from other broadcasters and changes in technology could adversely affect our operations.

   The television industry is highly competitive. Some of the stations with which our stations compete are subsidiaries of large national or regional companies that have greater resources, including financial resources, than we do. Technological innovation, and the resulting proliferation of programming alternatives such as cable, direct satellite-to-home services and home video rentals, have fractionalized television viewing audiences and subjected television broadcast stations to new types of competition. Over the past decade, cable television has captured an increasing market share, while the overall viewership of the major networks has generally declined. In addition, the expansion of cable and direct broadcast satellite distribution along with other industry changes have increased, and may continue to increase, competitive demand for programming. Such increased demand, together with rising production costs, may in the future continue to increase our programming costs or impair our ability to acquire programming.

   The Federal Communications Commission, or FCC, has adopted rules for implementing digital (including high-definition) television ("DTV") service in the United States. Implementation of DTV is intended to improve the technical quality of television. Under certain circumstances, however, conversion to DTV operations may reduce a station's geographical coverage area. The FCC has allotted a second broadcast channel to each full-power commercial television station for DTV operation. Under the rules, stations are required to phase in their DTV operations on the second channel over a transition period and to surrender their non-DTV channel later. Implementation of digital television service may impose additional costs on television stations providing the new service, due to increased equipment and operational costs, and may affect the competitive nature of the market areas in which we operate if competing stations adopt and implement the new technology before we do. We cannot assure you that our stations will be able to increase revenue to offset such costs. We will incur significant expense in the conversion to DTV operations and are unable to predict the extent or timing of consumer demand for any such DTV services. See "Our Business--Legislation and Regulation--Digital Television."

   Further advances in technology may also increase competition for household audiences and advertisers. Video compression techniques, now under development for use with current cable channels or direct broadcast satellites, are expected to reduce the bandwidth required for television signal transmission. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Local broadcast stations themselves may now use excess capacity in their DTV allocation to "multicast" discrete program offerings within the base channel. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized "niche" programming. This ability to reach very defined audiences may alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that technological changes will have on the broadcast television industry or the future results of our operations. See "Our Business--Competition."

Federal regulation of the broadcasting industry limits our operating flexibility.

   The broadcasting industry is subject to regulation by the FCC pursuant to the Communications Act of 1934, as amended. Approval of the FCC is required for the issuance, renewal and transfer of television station operating licenses. In particular, our business is dependent upon our continuing to hold broadcasting licenses from the FCC that are issued for terms of eight years. While in the vast majority of cases such licenses are renewed by the FCC, we cannot assure you that our licenses will be renewed upon their expiration dates. All of our stations are operating under regular licenses that expire on the following dates: October 1, 2004 (WJLA and WSET); December 1, 2004 (WCIV); April 1, 2005 (WCFT, WJSU, WBMA); June 1, 2005 (KATV); June 1, 2006 (KTUL); and August 1, 2007 (WHTM). Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters (including technological changes) that could, directly or indirectly, materially and adversely affect the operation and ownership of our broadcast properties. It is impossible to predict the outcome of federal legislation or the potential effect thereof on our business. See "Our Business--Legislation and Regulation."

We depend on advertising revenue, which can vary substantially from period to period based on many factors beyond our control.

   The broadcast television industry is cyclical in nature, being affected by prevailing economic conditions. Because we rely on sales of advertising time for substantially all of our revenues, our operating results are sensitive to general economic conditions and regional conditions in each of the local markets in which our stations operate. For Fiscal 2002 and the three months ended December 31, 2002, the Washington, D.C. advertising market accounted for approximately one-half of our total revenues. As a result, our results of operations are highly dependent on WJLA/News Channel 8 and, in turn, the Washington, D.C. economy and, to a lesser extent, on each of the other local economies in which our stations operate. We are also dependent on automotive-related advertising. Approximately 25%, 26%, 28%, 26% and 24% of our total broadcast revenues for the fiscal years ended September 30, 2000, 2001 and 2002 and the three months ended December 31, 2001 and 2002, respectively, consisted of automotive-related advertising. A significant decrease in such advertising could materially and adversely affect our operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and "Our Business--Owned Stations."

                                USE OF PROCEEDS

   We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange offer solely to satisfy our obligations under a registration rights agreement with the initial purchasers of the initial notes. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.

   After deducting the initial purchasers' discount and commissions and our estimated expenses of the offering, the net proceeds from the sale of the initial notes were approximately $270.2 million.

   On December 6, 2002, we commenced a cash tender offer to purchase all our outstanding 9 3/4% senior subordinated debentures due 2007 at a price of $1,034 plus accrued and unpaid interest for each $1,000 principal amount of 9 3/4% debentures tendered. In connection with the tender offer, we solicited and obtained the necessary consents to amend the indenture pursuant to which the 9 3/4% debentures were issued to eliminate substantially all the restrictive covenants and certain events of default. We paid $5.00 for each $1,000 principal amount of 9 3/4% debentures that consented to the amendment prior to 5:00 p.m. on December 20, 2002. On January 7, 2003, we accepted for payment and purchased $255.6 million principal amount of 9 3/4% debentures validly tendered and not withdrawn.

   On January 21, 2003, we redeemed all 9 3/4% debentures not tendered in the tender offer at a redemption price of 103.9% of the face value of the 9 3/4% debentures, plus accrued interest.

   We used approximately $268.0 million of the net proceeds from the sale of the initial notes to purchase $255.6 million principal amount of our 9 3/4% debentures tendered in the tender offer and to pay accrued interest thereon. We used approximately $20.4 million, comprised of the remaining net proceeds and a draw-down under our senior credit facility, to redeem the $19.4 million principal amount of our 9 3/4% debentures which remained outstanding and to pay the redemption premium and accrued interest thereon.

                                CAPITALIZATION

   The following table sets forth our cash and cash equivalents, short-term debt, which consists of current installments of debt, and capitalization as of December 31, 2002:

  .   on an actual basis; and

  . as adjusted to give effect to (1) the purchase and redemption of our 9 3/4% senior subordinated debentures with the proceeds from the sale of the initial notes and borrowings under our senior credit facility and (2) the issuance of the additional notes and the use of proceeds from their sale to redeem our outstanding 8 7/8% senior subordinated notes and repay borrowings under our senior credit facility, as if such transactions had occurred on December 31, 2002. See "Use of Proceeds."

   The initial notes surrendered in exchange for the exchange notes will be retired and cancelled. Accordingly, the issuance of the exchange notes in exchange for the initial notes will have no effect on the capitalization of ACC.

                                                                       December 31, 2002
                                                                     --------------------
                                                                                     As
                                                                       Actual     Adjusted
                                                                     ---------   ---------
                                                                     (dollars in thousands)
Cash and cash equivalents........................................... $   3,583   $   3,583
                                                                     =========   =========
Restricted cash(1).................................................. $ 275,000   $      --
                                                                     =========   =========
Current installments of debt:
   Capital lease obligations........................................ $     538   $     538
   9 3/4% Senior Subordinated Debentures due 2007 (less unamortized
     discount of $571)..............................................   274,429          --
                                                                     ---------   ---------
       Total current installments of debt........................... $ 274,967   $     538
                                                                     =========   =========
Debt (net of current installments):
   Revolving Credit Agreement, maximum amount $70,000, expiring
     March 27, 2006................................................. $  22,000   $  21,475
   Capital lease obligations........................................       473         473
   8 7/8% Senior Subordinated Notes due 2008........................   150,000          --
   7 3/4% Senior Subordinated Notes due 2012 (less unamortized
     discount of $3,051 as adjusted)................................   275,000     451,949
                                                                     ---------   ---------
       Total debt (net of current installments).....................   447,473     473,897
                                                                     ---------   ---------
Stockholder's investment:
   Common stock.....................................................         1           1
   Capital in excess of par value...................................    49,631      49,631
   Retained earnings(2).............................................     9,167      (4,778)
   Distributions to owners, net(3)..................................  (312,489)   (321,786)
                                                                     ---------   ---------
       Total stockholder's investment...............................  (253,690)   (276,932)
                                                                     ---------   ---------
          Total capitalization(4)................................... $ 193,783   $ 196,965
                                                                     =========   =========

--------
(1) Restricted cash represents proceeds from the sale of the initial notes held in escrow pending their use to purchase and redeem the 9 3/4% debentures.
(2) Retained earnings as of December 31, 2002, as adjusted, gives effect to the premiums and costs, net of income taxes, in connection with the purchase and redemption of the 9 3/4% debentures and the redemption of the 8 7/8% notes.
(3) We have periodically made advances to related parties. At present, the related parties' primary source of repayment of the advances is through our ability to pay dividends or make other distributions; therefore, these advances have been treated as a reduction of Stockholder's investment. See
    Note 9 to our consolidated financial statements for the year ended September 30, 2002, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Relationships and Related Transactions."
(4) Excludes current installments of debt.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                            (dollars in thousands)

   The selected consolidated financial data for the fiscal years ended September 30, 1998, 1999, 2000, 2001 and 2002 are derived from our audited consolidated financial statements. The selected consolidated financial data for the three months ended December 31, 2001 and 2002 are derived from our unaudited consolidated financial statements. The results of operations for the three months ended December 31, 2002 are not necessarily indicative of the results that can be expected for the entire fiscal year ending September 30, 2003. The information in this table should be read in conjunction with "Summary Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere herein. Please note that the data below reflect the combined results for the Company and Allnewsco for all of the periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General Factors Affecting Our Business."

                                                                                                   Three Months
                                                                                                       Ended
                                                           Fiscal Year Ended September 30,         December 31,
                                                    --------------------------------------------- ---------------
                                                     1998(a)    1999     2000     2001     2002    2001    2002
                                                    --------  -------- -------- -------- -------- ------- -------
Statement of Operations Data:......................
Operating revenues, net............................ $192,287  $197,566 $216,495 $202,541 $196,169 $52,936 $58,509
Television operating expenses, excluding
 depreciation and amortization.....................  116,368   120,301  124,727  124,597  126,001  32,470  32,128
Depreciation and amortization (b)..................   19,844    18,552   16,624   15,045   13,310   3,301   2,589
Corporate expenses.................................    4,568     4,339    4,873    5,641    6,004   1,382   1,458
Operating income...................................   51,507    54,374   70,271   57,258   50,854  15,783  22,334
Interest expense...................................   44,340    42,154   42,212   41,682   41,561  10,466  11,098
Interest expense-related party.....................    3,294     3,623    3,891    4,064      785     180      --
Interest income....................................    1,117       280      331      321       94      32     120
Interest income-related party......................       --       226      303      213       92      45      44
(Loss) income before cumulative effect of change in
 accounting principle..............................   (3,671)    4,007   12,811    6,354    3,514   2,699   7,223
Cumulative effect of change in accounting
 principle (b).....................................       --        --       --       --       --      --   2,973
Net (loss) income..................................   (3,671)    4,007   12,811    6,354    3,514   2,699   4,250

                                          As of September 30,                      As of
                         -----------------------------------------------------  December 31,
                            1998       1999       2000       2001       2002        2002
                         ---------  ---------  ---------  ---------  ---------  ------------
Balance Sheet Data:.....
Total assets............ $ 283,831  $ 279,875  $ 273,645  $ 258,610  $ 268,994     $ 541,442
Total debt (c)..........   429,691    429,629    427,729    426,860    440,443       722,440
Stockholder's investment  (210,175)  (221,643)  (234,163)  (230,817)  (247,073)     (253,690)


                                                                                                  Three Months
                                                                                                      Ended
                                                       Fiscal Year Ended September 30,            December 31,
                                               -----------------------------------------------  ----------------
                                                 1998     1999      2000      2001      2002      2001     2002
                                               -------  --------  --------  --------  --------  -------  -------
Cash Flow Data (d):
Cash flow from operating activities........... $24,544  $ 25,218  $ 30,626  $ 25,156  $ 28,020  $(2,952) $ 7,701
Cash flow from investing activities...........  (8,800)  (10,568)   (8,466)   (5,782)  (46,458)    (684)  (1,418)
Cash flow from financing activities...........  (9,029)  (14,350)  (24,666)  (23,626)   16,908     (237)  (8,999)
Financial Ratios and Other Data:
Operating Cash Flow (e)....................... $71,351  $ 72,926  $ 86,895  $ 72,303  $ 64,164  $19,084  $24,923
Operating Cash Flow Margin (f)................    37.1%     36.9%     40.1%     35.7%     32.7%    36.1%    42.6%
Capital expenditures..........................   9,803    12,140     5,167     6,560    26,332      717    1,422
Interest expense, net (g).....................  43,223    41,874    41,881    41,361    41,467   10,434   10,978
Ratio of total debt to Operating Cash Flow (h)    6.02      5.89      4.92      5.90      6.86     5.59     7.25
Ratio of Operating Cash Flow to interest
 expense, net.................................    1.65      1.74      2.07      1.75      1.55     1.83     2.27
Ratio of Operating Cash Flow less capital
 expenditures to interest expense, net........    1.42      1.45      1.95      1.59      0.91     1.76     2.14
Ratio of earnings to fixed charges (i)........      (a)     1.18      1.53      1.25      1.16     1.44     1.94

Footnotes

(a) Effective October 1, 2002, gains and losses from the extinguishment of debt are generally required to be classified as a nonoperating gain or loss rather than as an extraordinary item. As required, we have reclassified the $5,155 Fiscal 1998 loss from the early repayment of debt to nonoperating expenses. The reclassification of this loss also impacted the ratio of earnings to fixed charges calculation, resulting in earnings being inadequate to cover fixed charges for the year ended September 30, 1998. Additional earnings of $3,872 would have been required to attain a ratio of one-to-one.
(b) As required by generally accepted accounting principles, effective
    October 1, 2002 we changed our method of accounting for intangible assets. As a result, we ceased amortization of our broadcast license intangible assets effective October 1, 2002. In addition, we recorded a non-cash, after-tax impairment charge of $2,973 relating to the carrying value of our broadcast licenses. See Note 3 to our consolidated financial statements for the year ended September 30, 2002 and Note 4 to our consolidated financial statements for the three months ended December 31, 2002.
(c) Total debt is defined as long-term debt (including the current portion thereof, and net of discount) and capital lease obligations.
(d) Cash flows from operating, investing and financing activities were determined in accordance with generally accepted accounting principles. See "Consolidated Financial Statements--Consolidated Statements of Cash Flows."
(e) "Operating Cash Flow" is defined as operating income plus depreciation and amortization. Programming expenses are included in television operating expenses. We have included Operating Cash Flow data because we understand that such data are used by investors to measure a company's ability to fund its operations and service debt. Operating Cash Flow does not purport to represent our cash flows from operating activities determined in accordance with generally accepted accounting principles as reflected in our consolidated financial statements, is not a measure of financial performance under generally accepted accounting principles, should not be considered in isolation or as a substitute for net income or cash flows from operating activities and may not be comparable to similar measures reported by other companies.
(f) "Operating Cash Flow Margin" is defined as Operating Cash Flow as a percentage of operating revenues, net.
(g) Interest expense, net is defined as non-related party interest expense less non-related party interest income.
(h) For the three months ended December 31, 2001 and 2002, the ratio of total debt to Operating Cash Flow was computed by annualizing the Operating Cash Flow for the respective period.
(i) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before cumulative effect of change in accounting principle and income taxes plus fixed charges. Fixed charges consist of non-related party interest cost, which includes interest (both expensed and capitalized) on all non-related party debt, amortization of deferred financing costs and debt discount and that portion of rental expenses representative of interest (deemed to be one-third of total expense which is a reasonable approximation of the interest).

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS
                            (dollars in thousands)

General Factors Affecting Our Business

  The Company

   We own ABC network-affiliated television stations serving seven geographic markets: WJLA in Washington, D.C.; WCFT in Tuscaloosa, Alabama, WJSU in Anniston, Alabama and WBMA-LP, a low power television station licensed to Birmingham, Alabama (we operate WCFT and WJSU in tandem with WBMA-LP serving the viewers of the Birmingham, Tuscaloosa and Anniston market as a single programming source); WHTM in Harrisburg, Pennsylvania; KATV in Little Rock, Arkansas; KTUL in Tulsa, Oklahoma; WSET in Lynchburg, Virginia; and WCIV in Charleston, South Carolina. We also provide 24-hour per day basic cable television programming to the Washington, D.C. market, through NewsChannel 8, primarily focused on regional and local news for the Washington, D.C. metropolitan area. The operations of NewsChannel 8 have been integrated with WJLA.

  Acquisitions and Basis of Financial Presentation

   On September 16, 2002, ACC completed its acquisition of certain of the assets of Allnewsco, in exchange for $20,000 in cash and the cancellation of a $20,000 note receivable from Allnewsco. The assets acquired consisted primarily of cable affiliation agreements and certain technical equipment and vehicles related to the operations of NewsChannel 8, which provides 24-hour per day basic cable television programming primarily focused on regional and local news for the Washington, D.C. metropolitan area. The operations of NewsChannel 8 have been integrated with those of WJLA in a new studio and office facility, creating the first newsgathering duopoly in the Nation's Capital. Allnewsco has been controlled since its inception by Perpetual, which also controls ACC. Because both ACC and Allnewsco are controlled by Perpetual, ACC was required to account for the acquisition as a transfer of assets within a group under common control.

   Under this accounting, the Company and Allnewsco are treated as if they had always been combined for accounting and financial reporting purposes. As a result, our consolidated financial statements have been restated for all periods prior to the asset acquisition to reflect the combined results of the Company and Allnewsco. In addition to combining the separate historical results of the Company and Allnewsco, the consolidated financial statements include all adjustments necessary to conform accounting methods and presentation, to the extent they were different, and to eliminate significant intercompany transactions. All amounts for all periods presented, unless otherwise specified, in this Management's Discussion and Analysis reflect the combined results of the Company and Allnewsco.

   Our consolidated financial statements, however, do not reflect any potential revenue increases or expense savings that we anticipate will result in the future from the integration of the operations of ACC and Allnewsco. In addition, as ACC did not acquire all of the assets or assume all of the liabilities of Allnewsco, certain expenses reported in the consolidated financial statements will not be incurred by ACC subsequent to the acquisition. Specifically, ACC did not acquire or assume amounts due from Allnewsco to Perpetual. The accompanying consolidated financial statements include $3,891, $4,064 and $785 of related party interest expense incurred by Allnewsco relating to amounts due from Allnewsco to Perpetual during the years ended September 30, 2000, 2001 and 2002, respectively. We will not incur such related party interest expense subsequent to the acquisition date of September 16, 2002. Accordingly, no such related party interest expense was incurred during the three months ended December 31, 2002.

   We previously programmed WJSU pursuant to the Anniston Local Marketing Agreement, or LMA. In connection with the Anniston LMA, we entered into an option to purchase the assets of WJSU. We exercised our option to acquire WJSU on September 14, 1999 and completed the acquisition on March 22, 2000. Our consolidated results of operations include operating revenues and operating expenses of WJSU from December 29, 1995 to March 21, 2000 pursuant to the terms of the Anniston LMA, and since March 22, 2000 as an owned station.

  Business

   Our operating revenues are derived from local and national advertisers and, to a much lesser extent, the ABC network and program syndicators for the broadcast of programming, cable operators and direct broadcast satellite, or DBS, providers in the form of subscriber fees, and other broadcast-related activities. The primary operating expenses involved in owning and operating television stations are employee compensation, programming, newsgathering, production, promotion and the solicitation of advertising.

   Television stations receive revenues for advertising sold for placement within and adjoining locally originated and network programming. Advertising rates are set based upon a variety of factors, including the size and demographic makeup of the market served by the station, a program's popularity among viewers whom an advertiser wishes to attract, the number of advertisers competing for the available time, the availability of alternative advertising media in the market area, a station's overall ability to attract viewers in its market area and the station's ability to attract viewers among particular demographic groups that an advertiser may be targeting. Advertising rates are also affected by an aggressive and knowledgeable sales force and the development of projects, features and programs that tie advertiser messages to programming.

   Our advertising revenues are generally highest in the first and third quarters of each fiscal year, due in part to increases in retail advertising in the period leading up to and including the holiday season and active advertising in the spring. The fluctuation in our operating results is generally related to fluctuations in the revenue cycle. In addition, advertising revenues are generally higher during election years due to spending by political candidates, which is typically heaviest during our first and fourth fiscal quarters. During years in which Olympic Games are held, there is additional demand for advertising time and, as a result, increased advertising revenue associated with Olympic broadcasts. The 2002 Winter Olympic Games were broadcast by NBC in February 2002 in connection with NBC's United States television rights to the Olympic Games, which extend through 2008.

   Our cash flow from operations is also affected on a quarterly basis by the timing of cash collections and interest payments on our debt. Cash receipts are usually much greater during the second and fourth fiscal quarters, as the collection of advertising revenue typically lags the period in which such revenue is recorded. Scheduled semi-annual interest payments on our long-term debt are higher during the first and third fiscal quarters and, following the redemption of the 8 7/8% senior subordinated notes, will occur only in such quarters. As a result, our cash flows from operating activities as reflected in our consolidated financial statements are generally significantly higher during our second and fourth fiscal quarters, and such quarters comprise a substantial majority of our cash flow from operating activities for the full fiscal year.

   The broadcast television industry is cyclical in nature, being affected by prevailing economic conditions. Because we rely on sales of advertising time for substantially all of our revenues, our operating results are sensitive to general economic conditions and regional conditions in each of the local market areas in which our stations operate. For Fiscal 2000, 2001 and 2002 and the three months ended December 31, 2002, the Washington, D.C. advertising market accounted for approximately one-half of our total revenues. As a result, our results of operations are highly dependent on WJLA/NewsChannel 8 and, in turn, the Washington, D.C. economy and, to a lesser extent, on each of the other local economies in which our stations operate. We are also dependent on automotive-related advertising. Approximately 25%, 26%, 28%, 26% and 24% of our total broadcast revenues for the years ended September 30, 2000, 2001 and 2002, and the three months ended December 31, 2001 and 2002, respectively, consisted of automotive-related advertising. A significant decrease in such advertising in the future could materially and adversely affect our operating results.

Net Operating Revenues

   The following table depicts the principal types of operating revenues, net of agency commissions, earned by us during each of the last three fiscal years and the three months ended December 31, 2001 and 2002 and the percentage contribution of each to our total broadcast revenues, before fees.

                                                                                      Three Months Ended
                                    Fiscal Year Ended September 30,                      December 31,
                         ----------------------------------------------------  --------------------------------
                               2000              2001              2002              2001             2002
                         ----------------  ----------------  ----------------  ---------------  ---------------
                          Dollars  Percent  Dollars  Percent  Dollars  Percent Dollars  Percent Dollars  Percent
                         --------  ------- --------  ------- --------  ------- -------  ------- -------  -------
Local and national (1).. $198,364    88.7% $179,962    86.1% $173,909    86.1% $47,044    86.0% $45,438   75.7%
Political (2)...........    4,910     2.2%    8,354     4.0%    7,371     3.7%   1,751     3.2%   7,908   13.2%
Network compensation (3)    2,930     1.3%    2,975     1.4%    3,700     1.8%     679     1.2%   1,396    2.3%
Trade and barter (4)....    8,786     3.9%    7,760     3.7%    7,307     3.6%   1,941     3.5%   1,805    3.0%
Other revenues (5)......    8,759     3.9%    9,940     4.8%    9,604     4.8%   3,314     6.1%   3,469    5.8%
                         --------   -----  --------   -----  --------   -----  -------   -----  -------  -----
Broadcast revenues......  223,749   100.0%  208,991   100.0%  201,891   100.0%  54,729   100.0%  60,016  100.0%
                                    =====             =====             =====            =====           =====
Fees (6)................   (7,254)           (6,450)           (5,722)          (1,793)          (1,507)
                         --------          --------          --------          -------          -------
Operating revenues, net. $216,495          $202,541          $196,169          $52,936          $58,509
                         ========          ========          ========          =======          =======

--------
(1) Represents sale of advertising time to local and national advertisers, either directly or through agencies representing such advertisers, net of agency commission.
(2) Represents sale of advertising time to political advertisers.
(3) Represents payment by networks for broadcasting or promoting network programming.
(4) Represents value of commercial time exchanged for goods and services (trade) or syndicated programs (barter).
(5) Represents other revenue, principally from cable and DBS subscriber fees, the sales of University of Arkansas sports programming to advertisers and radio stations as well as receipts from tower rental and production of commercials.
(6) Represents fees paid to national sales representatives and fees paid for music licenses.

   Local and national advertising constitutes our largest category of operating revenues, representing 85%-90% of our total broadcast revenues in each of the last three full fiscal years. Each other individual category of revenues represented less than 5.0% of our total revenues for each of the last three fiscal years. Local and national advertising revenues increased 11.7% in Fiscal 2000, and decreased 9.3%, 3.4% and 3.4% in Fiscal 2001 and 2002 and for the three months ended December 31, 2002, respectively.

Results of Operations -- Three Months Ended December 31, 2002 Compared to the Three Months Ended December 31, 2001

   Set forth below are selected consolidated financial data for the three months ended December 31, 2001 and 2002 and the percentage change between the periods:

                                                                     Three Months Ended
                                                                        December 31,
                                                                   ----------------------
                                                                                   Percent
                                                                    2001    2002   Change
                                                                   ------- ------- -------
Operating revenues, net........................................... $52,936 $58,509   10.5%
Total operating expenses..........................................  37,153  36,175   -2.6%
                                                                   ------- -------
Operating income..................................................  15,783  22,334   41.5%
Nonoperating expenses, net........................................  10,944  11,278    3.1%
Income tax provision..............................................   2,140   3,833   79.1%
                                                                   ------- -------
Income before cumulative effect of change in accounting principle.   2,699   7,223  167.6%
Cumulative effect of change in accounting principle, net of income
  tax benefit.....................................................      --   2,973     --
                                                                   ------- -------
Net income........................................................ $ 2,699 $ 4,250   57.5%
                                                                   ======= =======

  Net Operating Revenues

   Net operating revenues for the three months ended December 31, 2002 totaled $58,509, an increase of $5,573, or 10.5%, when compared to net operating revenues of $52,936 for the three months ended December 31, 2001. This increase resulted principally from increased political advertising revenues in all but one of our markets.

   Local and national advertising revenues decreased $1,606, or 3.4%, for the three months ended December 31, 2002 from the comparable period in Fiscal 2002. The decrease for the three months ended December 31, 2002 was largely due to the displacement of local and national advertisers during the peak political advertising month of October 2002, and to a lesser extent, due to a slightly reduced level of prime-time inventory available for sale as discussed below related to network compensation.

   Political advertising revenues increased $6,157 during the three months ended December 31, 2002. Political advertising revenue increased in all but one of our markets due to several high-profile local political races affecting our markets for the November 2002 elections, partially offset by advertising leading up to a November 2001 local political election affecting our Washington, D.C. and Lynchburg markets.

   Network compensation revenue increased $717, or 105.6%, during the three months ended December 31, 2002 as compared to the same period in the prior year. The increase was principally due to the July 31, 2002 expiration of certain amendments to our network affiliation agreements. Under these amendments, ABC, for a three-year period, provided our stations with additional prime-time inventory, limited participation rights in a new cable television "soap" channel, and enhanced program exclusivity and commercial inventory guarantees in exchange for reduced annual network compensation, the return of certain Saturday morning inventory from the stations, and more flexibility in repurposing of ABC programming. Upon the expiration of these amendments, compensation rates and inventory allocations reverted to their pre-modification levels. We routinely consult with the network in relation to the levels of program clearances, preemptions, compensation and inventory availabilities.

   No individual advertiser accounted for more than 5% of our broadcast revenues during the three months ended December 31, 2001 or 2002.

  Total Operating Expenses

   Total operating expenses for the three months ended December 31, 2002 totaled $36,175, a decrease of $978, or 2.6%, compared to total operating expenses of $37,153 for the three-month period ended December 31, 2001. This net decrease consisted of a decrease in television operating expenses, excluding depreciation and amortization, of $342, a decrease in depreciation and amortization of $712 and an increase in corporate expenses of $76.

   Television operating expenses, excluding depreciation and amortization, decreased $342, or 1.1%, to $32,128 for the three months ended December 31, 2002 as compared to $32,470 for the three months ended December 31, 2001. This decrease reflects our continuing focus on controlling programming and operating costs as well as expense savings related to the integration of the operations of WJLA and NewsChannel 8.

   Depreciation and amortization expense of $2,589 for the first three months of Fiscal 2003 decreased $712, or 21.6%, versus the comparable period in Fiscal 2002. The decrease for the three months ended December 31, 2002 was principally the result of our adoption of SFAS No. 142 effective October 1, 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests. Other intangible assets will continue to be amortized over their useful lives. The non-amortization provisions of SFAS No. 142 resulted in a $1,022 decrease in amortization expense during the three months ended December 31, 2002 as compared to the same period in the prior fiscal year. Assuming we had adopted SFAS No. 142 at the beginning of Fiscal 2002, depreciation and amortization expense for the three months ended December 31, 2001 would have been $2,279, which would have resulted in a current period increase in depreciation and amortization expense of $310, or 13.6%, due to increased depreciation expense associated with the buildout of studio and office space and acquisition of technical equipment for the new WJLA/NewsChannel 8 facility.

  Operating Income

   For the three months ended December 31, 2002, operating income of $22,334 increased $6,551, or 41.5%, when compared to operating income of $15,783 for the three months ended December 31, 2001. For the three months ended December 31, 2002, the operating margin increased to 38.2% from 29.8% for the comparable period in Fiscal 2002. Assuming we had adopted SFAS No. 142 at the beginning of Fiscal 2002, operating income and operating margin for the three months ended December 31, 2001 would have been $16,805 and 31.7%, respectively, which would have resulted in a current period increase in operating income of $5,529, or 32.9%. The increases in operating income and operating margin were primarily the result of increased net operating revenues as discussed above.

  Operating Cash Flow

   Operating cash flow of $24,923 for the three months ended December 31, 2002 increased $5,839, or 30.6%, as compared to $19,084 for the three-month period ended December 31, 2001. This increase was primarily the result of increased net operating revenues as discussed above. We believe that operating cash flow, defined as operating income plus depreciation and amortization, is important in measuring our financial results and our ability to pay principal and interest on our debt because of our non-cash expenses attributable to depreciation and amortization. Operating cash flow does not purport to represent cash flows from operating activities determined in accordance with generally accepted accounting principles as reflected in our consolidated financial statements, is not a measure of financial performance under generally accepted accounting principles, should not be considered in isolation or as a substitute for net income or cash flows from operating activities and may not be comparable to similar measures reported by other companies.

  Nonoperating Expenses, Net

   Non-related party interest expense of $11,098 for the three months ended December 31, 2002 increased $632, or 6.0%, as compared to $10,466 for the three-month period ended December 31, 2001. This increase was the result of the incremental interest expense associated with carrying both the initial notes and the 9 3/4% senior subordinated debentures from December 20, 2002 through December 31, 2002. In connection with our cash tender offer to purchase all of the outstanding 9 3/4% debentures, we purchased $255,576 principal amount on January 7, 2003, and the remaining principal amount of $19,424 was redeemed on January 21, 2003 after the redemption notice period was completed. Had we purchased or redeemed the 9 3/4% debentures on December 20, 2002, interest expense for the three months ended December 31, 2002 would have been $10,353, a decrease of $113, or 1.1%, as compared to the same period in Fiscal 2002. In addition, the average balance of debt outstanding, including capital lease obligations, would have been $441,988, and the weighted average interest rate on debt would have been 9.1%. This compares to an average balance of debt outstanding, including capital lease obligations, of $451,821 and a weighted average interest rate on debt of 9.2% for the three months ended December 31, 2001.

  Income Taxes

   The provision for income taxes for the three months ended December 31, 2002 totaled $3,833, an increase of $1,693, or 79.1%, when compared to the provision for income taxes of $2,140 for the three months ended December 31, 2001. The increase was directly related to the $6,217, or 128.5%, increase in our income before income taxes and cumulative effect of change in accounting principle, partially offset by a decrease in our overall effective income tax rate for Fiscal 2003.

  Cumulative Effect of Change in Accounting Principle

   Effective October 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests. Our indefinite lived intangible assets consist of broadcast licenses. Other intangible assets will continue to be amortized over their useful lives of 11 to 25 years.

   Upon adoption, we performed the first of the required impairment tests on our indefinite lived intangible assets. The fair value of our broadcast licenses was determined by applying an estimated market multiple to the broadcast cash flow generated by the respective market. Market multiples were determined based on recent transactions within the industry, information available regarding publicly traded peer companies and the respective station's competitive position within its market. Appropriate allocation was made to each of the station's tangible and intangible assets in determining the fair value of the station's broadcast licenses. As a result of these tests, we determined that one of our broadcast licenses was impaired. Accordingly, we recorded a non-cash, after-tax impairment charge of $2,973 related to the carrying value of our indefinite lived intangible assets. This charge was recorded as a cumulative effect of a change in accounting principle during the three months ended December 31, 2002.

  Net Income

   Net income for the three months ended December 31, 2002 was $4,250 as compared to net income of $2,699 for the three months ended December 31, 2001. The increase of $1,551, or 57.5%, was due to the factors discussed above.

  Balance Sheet

   Significant balance sheet fluctuations from September 30, 2002 to December 31, 2002 consisted primarily of restricted cash and increased short-term debt. The restricted cash and increased short-term debt balances reflect the proceeds from the issuance of the initial notes held in escrow until the purchase and redemption of our 9 3/4% debentures was completed as of January 21, 2003.

   Additional balance sheet fluctuations from September 30, 2002 to December 31, 2002 consisted of increases in accounts receivable and decreases in program rights, accrued interest payable and program rights payable. The increase in accounts receivable was the result of the seasonality of our revenue cycle. The decrease in program rights and program rights payable reflects the annual cycle of the underlying program contracts which generally begins in September of each year. The decrease in accrued interest payable reflects the timing of interest payments under our debt obligations.

Results of Operations--Fiscal 2002 Compared to Fiscal 2001

   Set forth below are selected consolidated financial data for Fiscal 2001 and 2002, respectively, and the percentage change between the years.

                                       Fiscal Year Ended
                                         September 30,
                                       ----------------- Percentage
                                         2001     2002     Change
                                       -------- -------- ----------
            Operating revenues, net... $202,541 $196,169    (3.1)%
            Total operating expenses..  145,283  145,315     0.0%
                                       -------- --------
            Operating income..........   57,258   50,854   (11.2)%
            Nonoperating expenses, net   46,272   43,385    (6.2)%
            Income tax provision......    4,632    3,955   (14.6)%
                                       -------- --------
            Net income................ $  6,354 $  3,514   (44.7)%
                                       ======== ========
            Operating cash flow....... $ 72,303 $ 64,164   (11.3)%
                                       ======== ========

   The results above include the combined operations of the Company and Allnewsco for both periods presented. The combining selected financial data for Fiscal 2001 and 2002, respectively, are as follows:

                       Fiscal Year Ended September 30, 2001        Fiscal Year Ended September 30, 2002
                     ----------------------------------------- --------------------------------------------
                     Company  Allnewsco Adjustment(2) Combined Company  Allnewsco(1) Adjustment(2) Combined
                     -------- --------- ------------- -------- -------- ------------ ------------- --------
Operating revenues,
 net................ $190,618  $11,923                $202,541 $185,944   $10,225                  $196,169
Total operating
 expenses...........  132,777   12,506                 145,283  133,803    11,512                   145,315
                     --------  -------                -------- --------   -------                  --------
Operating income
 (loss).............   57,841     (583)                 57,258   52,141    (1,287)                   50,854
Nonoperating
 expenses, net......   39,935    6,337                  46,272   39,908     3,477                    43,385
Income tax provision
 (benefit)..........    7,262       --     $(2,630)      4,632    5,765        --       $(1,810)      3,955
                     --------  -------     -------    -------- --------   -------       -------    --------
Net income (loss)... $ 10,644  $(6,920)    $ 2,630    $  6,354 $  6,468   $(4,764)      $ 1,810    $  3,514
                     ========  =======     =======    ======== ========   =======       =======    ========
Operating cash flow. $ 72,112  $   191                $ 72,303 $ 65,118   $  (954)                 $ 64,164
                     ========  =======                ======== ========   =======                  ========

--------
(1) Allnewsco's results are for the period from October 1, 2001 through the acquisition date of September 16, 2002.
(2) Adjustment represents the income tax benefit associated with combining the Company and Allnewsco. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations-Fiscal 2002 Compared to Fiscal 2001--Income Taxes."

  Net Operating Revenues

   As compared to Fiscal 2001, our results of operations for Fiscal 2002 principally reflect a decrease in net operating revenues. Net operating revenues for Fiscal 2002 totaled $196,169, a decrease of $6,372, or 3.1%, as compared to Fiscal 2001. This decrease resulted principally from decreased local and national advertising revenue in most of our markets.

   Local and national advertising revenues decreased $6,053, or 3.4%, from Fiscal 2001. Local and national advertising revenues declined in most of our markets during Fiscal 2002 due in large part to declining audience ratings for ABC network prime-time programming across all of our markets. The general weakness in television advertising which began during Fiscal 2001 also contributed to this decline during the first nine months of Fiscal 2002, but improved in the fourth fiscal quarter, with local and national advertising revenues increasing by 6.4%. Fiscal

2002 local and national advertising revenues were particularly affected in our Washington, D.C. market related to the operations of WJLA and NewsChannel 8.

   Political advertising revenues decreased by $983, or 11.8%, in Fiscal 2002 from Fiscal 2001. This decrease was primarily due to the fact that a substantial amount of the advertising related to the national presidential election and certain high-profile local political races in November 2000 occurred during our Fiscal 2001. This revenue was largely replaced in Fiscal 2002 by advertising from a high-profile local election in our Washington, D.C. market in November 2001 and from advertising leading up to certain high-profile local elections in November 2002, primarily in our Little Rock, Washington, D.C. and Harrisburg markets.

   No individual advertiser accounted for more than 5% of our broadcast revenues during Fiscal 2002 or 2001.

  Total Operating Expenses

   Total operating expenses in Fiscal 2002 were $145,315, an increase of $32 compared to total operating expenses of $145,283 in Fiscal 2001. This net increase consisted of an increase in television operating expenses, excluding depreciation and amortization, of $1,404, a decrease in depreciation and amortization of $1,735 and an increase in corporate expenses of $363.

   Television operating expenses, excluding depreciation and amortization, totaled $126,001 in Fiscal 2002, an increase of $1,404, or 1.1%, when compared to television operating expenses of $124,597 in Fiscal 2001. This increase was due primarily to a $750 charge during the third quarter of Fiscal 2002 for one-time lease related costs associated with the relocation of WJLA to new studio and office space as well as various costs associated with the physical move and integration during the fourth quarter of Fiscal 2002. Additionally, included in the Fiscal 2002 operating expenses of Allnewsco are severance and related costs associated with the significant reduction in workforce done in anticipation of the integration with WJLA. Such costs, while included in our consolidated financial statements, were incurred by Allnewsco prior to the date of acquisition by ACC and will not recur subsequent to the acquisition.

   Depreciation and amortization expense of $13,310 in Fiscal 2002 decreased $1,735, or 11.5%, from $15,045 in Fiscal 2001. The decrease was primarily attributable to decreased depreciation on assets acquired in Birmingham during Fiscal 1996, partially offset by increased depreciation of assets placed in service during the fourth quarter of Fiscal 2002 related to the buildout of studio and office space and acquisition of technical equipment for the new WJLA/NewsChannel 8 facility.

   Corporate expenses in Fiscal 2002 increased $363, or 6.4%, from Fiscal 2001. The increase was primarily due to personnel and various consulting and legal costs, partially offset by decreases in key-man life insurance expense.

  Operating Income

   Operating income of $50,854 in Fiscal 2002 decreased $6,404, or 11.2%, compared to operating income of $57,258 in Fiscal 2001. The operating profit margin in Fiscal 2002 decreased to 25.9% from 28.3% for the prior fiscal year. The decreases in operating income and margin were primarily the result of decreased net operating revenues as discussed above.

  Operating Cash Flow

   Operating cash flow decreased to $64,164 in Fiscal 2002 from $72,303 in Fiscal 2001, a decrease of $8,139, or 11.3%. This decrease was primarily the result of decreased net operating revenues as discussed above. We believe that operating cash flow, defined as operating income plus depreciation and amortization, is important in measuring our financial results and our ability to pay principal and interest on our debt because of our level of non-cash expenses attributable to depreciation and amortization of intangible assets. Operating cash flow does not purport to represent cash flows from operating activities determined in accordance with generally accepted accounting principles as reflected in our consolidated financial statements, is not a measure of financial performance under generally accepted accounting principles, should not be considered in isolation or as a substitute for net income or cash flows from operating activities and may not be comparable to similar measures reported by other companies.

  Nonoperating Expenses, Net

   Non-related party interest expense decreased by $121, or 0.3%, from $41,682 in Fiscal 2001 to $41,561 in Fiscal 2002. This decrease was principally due to a decreased weighted average interest rate on debt outstanding during Fiscal 2002, partially offset by an increased average balance of debt outstanding during the same period. The average balance of debt outstanding, including capital lease obligations, was $441,619 and $449,125 for Fiscal 2001 and 2002, respectively, and the weighted average interest rate on debt was 9.4% and 9.2% for the years ended September 30, 2001 and 2002, respectively.

   Perpetual historically advanced cash to Allnewsco in the form of unsecured demand notes bearing interest at a rate of 7.5%. Related party interest expense incurred by Allnewsco associated with these notes, and reported in our consolidated financial statements, was $4,064 and $785 during the years ended September 30, 2001 and 2002, respectively. The decrease in interest expense during Fiscal 2002 was due to the reclassification, effective September 28, 2001, of $46,291 from notes payable to equity, thus decreasing the level of notes payable outstanding during Fiscal 2002. As we did not acquire or assume amounts due from Allnewsco to Perpetual, such related party interest expense incurred by Allnewsco will not be incurred by us subsequent to the acquisition date of September 16, 2002.

  Income Taxes

   The provision for income taxes in Fiscal 2002 of $3,955 decreased by $677, or 14.6%, when compared to the provision for income taxes of $4,632 in Fiscal 2001. The decrease was directly related to the $3,517, or 32.0%, decrease in our income before income taxes, partially offset by the one-time recognition of a tax benefit of approximately $950 during Fiscal 2001 as well as an increase in our overall effective income tax rate in Fiscal 2002.

   Because Perpetual has historically filed consolidated federal and Virginia state income tax returns including the operating results of both the Company and Allnewsco, certain tax benefits were realized by Perpetual associated with Allnewsco's net operating losses in the consolidated tax returns. In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the combined results of the Company and Allnewsco have been adjusted to reflect the historical tax benefits which would have been recorded for financial reporting purposes by the combined entity during each period presented.

  Net Income

   Net income for Fiscal 2002 of $3,514 decreased $2,840, or 44.7%, when compared to net income of $6,354 in Fiscal 2001. The decrease in net income was attributable to the decline in operating results for Fiscal 2002 as discussed above.

Results of Operations--Fiscal 2001 Compared to Fiscal 2000

   Set forth below are selected consolidated financial data for Fiscal 2000 and 2001, respectively, and the percentage change between the years.

                                       Fiscal Year Ended
                                         September 30,
                                       ----------------- Percentage
                                         2000     2001     Change
                                       -------- -------- ----------
            Operating revenues, net... $216,495 $202,541    (6.4)%
            Total operating expenses..  146,224  145,283    (0.6)%
                                       -------- --------
            Operating income..........   70,271   57,258   (18.5)%
            Nonoperating expenses, net   46,891   46,272    (1.3)%
            Income tax provision......   10,569    4,632   (56.2)%
                                       -------- --------
            Net income................ $ 12,811 $  6,354   (50.4)%
                                       ======== ========
            Operating cash flow....... $ 86,895 $ 72,303   (16.8)%
                                       ======== ========

   The results above include the combined operations of the Company and Allnewsco for both periods presented. The combining selected financial data for Fiscal 2000 and 2001, respectively, are as follows:

                           Fiscal Year Ended September 30, 2000      Fiscal Year Ended September 30, 2001
                         ----------------------------------------- -----------------------------------------
                         Company  Allnewsco Adjustment(1) Combined Company  Allnewsco Adjustment(1) Combined
                         -------- --------- ------------- -------- -------- --------- ------------- --------
Operating revenues, net. $205,307  $11,188                $216,495 $190,618  $11,923                $202,541
Total operating expenses  134,150   12,074                 146,224  132,777   12,506                 145,283
                         --------  -------                -------- --------  -------                --------
Operating income (loss).   71,157     (886)                 70,271   57,841     (583)                 57,258
Nonoperating expenses,
 net....................   40,723    6,168                  46,891   39,935    6,337                  46,272
Income tax provision
 (benefit)..............   13,250       --     $(2,681)     10,569    7,262       --     $(2,630)      4,632
                         --------  -------     -------    -------- --------  -------     -------    --------
Net income (loss)....... $ 17,184  $(7,054)    $ 2,681    $ 12,811 $ 10,644  $(6,920)    $ 2,630    $  6,354
                         ========  =======     =======    ======== ========  =======     =======    ========
Operating cash flow..... $ 86,817  $    78                $ 86,895 $ 72,112  $   191                $ 72,303
                         ========  =======                ======== ========  =======                ========

--------
(1) Adjustment represents the income tax benefit associated with combining the Company and Allnewsco. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations-Fiscal 2001 Compared to Fiscal 2000--Income Taxes."

  Net Operating Revenues

   As compared to Fiscal 2000, our results of operations for Fiscal 2001 principally reflect a decrease in net operating revenues. Net operating revenues for Fiscal 2001 totaled $202,541, a decrease of $13,954, or 6.4%, as compared to Fiscal 2000. This decrease resulted principally from decreased local and national advertising revenue in most of our markets, particularly in the Washington, D.C. market. The decreases in local and national advertising revenues were partially offset by significantly increased political advertising revenue in all but one of our markets.

   Additionally, our net operating revenues for Fiscal 2001 were adversely impacted by the tragic events of September 11, 2001. We estimate that we lost advertising revenues of up to $2,500 due to commercial-free news coverage and advertiser cancellations during the period following September 11, 2001.

   Local and national advertising revenues decreased $18,402, or 9.3%, from Fiscal 2000. This decrease resulted principally from decreased local and national advertising revenue in most of our markets, particularly in the Washington, D.C. market. There was a substantial decrease in internet-related advertising which had contributed to the strong growth of the Washington, D.C. market during Fiscal 2000.

   Political advertising revenues increased by $3,444, or 70.1%, in Fiscal 2001 from Fiscal 2000. This increase was primarily due to the national presidential election and high-profile local political races affecting the Little Rock, Washington, D.C. and Lynchburg markets in November 2000. The increase was partially offset by Fiscal 2000 political advertising leading up to the national presidential and local elections in November 2000.

   No individual advertiser accounted for more than 5% of our broadcast revenues during Fiscal 2001 or 2000.

  Total Operating Expenses

   Total operating expenses in Fiscal 2001 were $145,283, a decrease of $941, or 0.6%, compared to total operating expenses of $146,224 in Fiscal 2000. This net decrease consisted of a decrease in television operating expenses, excluding depreciation and amortization, of $130, a decrease in depreciation and amortization of $1,579 and an increase in corporate expenses of $768.

   Television operating expenses, excluding depreciation and amortization, totaled $124,597 in Fiscal 2001, a decrease of $130, or 0.1%, when compared to television operating expenses of $124,727 in Fiscal 2000. Television operating expenses during Fiscal 2001 included a decrease in programming expenses related to a reduction in the number of one-time and non-recurring programming events occurring during the first and fourth quarters of Fiscal 2001 as compared to the same periods in Fiscal 2000. Excluding these expenses from the prior period, television operating expenses increased 1.6% during Fiscal 2001.

   Depreciation and amortization expense of $15,045 in Fiscal 2001 decreased $1,579, or 9.5%, from $16,624 in Fiscal 2000. The decrease was primarily attributable to the completion of the acquisition of WJSU on March 22, 2000. Prior to March 22, 2000, the costs to acquire the option to purchase WJSU were being amortized over the ten-year term of the option. Since completion of the acquisition, the portion of the purchase price assigned to the broadcast license of WJSU is being amortized over its estimated useful life of 40 years.

   Corporate expenses in Fiscal 2001 increased $768, or 15.8%, from Fiscal 2000. The increase was primarily due to increased personnel and key-man life insurance expenses.

  Operating Income

   Operating income of $57,258 in Fiscal 2001 decreased $13,013, or 18.5%, compared to operating income of $70,271 in Fiscal 2000. The operating profit margin in Fiscal 2001 decreased to 28.3% from 32.5% for the prior fiscal year. The decreases in operating income and margin were primarily the result of decreased net operating revenues as discussed above.

  Operating Cash Flow

   Operating cash flow decreased to $72,303 in Fiscal 2001 from $86,895 in Fiscal 2000, a decrease of $14,592, or 16.8%. This decrease was primarily the result of decreased net operating revenues as discussed above. We believe that operating cash flow, defined as operating income plus depreciation and amortization, is important in measuring our financial results and our ability to pay principal and interest on our debt because of our level of non-cash expenses attributable to depreciation and amortization of intangible assets. Operating cash flow does not purport to represent cash flows from operating activities determined in accordance with generally accepted accounting principles as reflected in our consolidated financial statements, is not a measure of financial performance under generally accepted accounting principles, should not be considered in isolation or as a substitute for net income or cash flows from operating activities and may not be comparable to similar measures reported by other companies.

  Nonoperating Expenses, Net

   Non-related party interest expense decreased by $530, or 1.3%, from $42,212 in Fiscal 2000 to $41,682 in Fiscal 2001. This decrease was principally due to a decreased average balance of debt outstanding during Fiscal 2001. The average balance of debt outstanding, including capital lease obligations, was $445,403 and $441,619 for Fiscal 2000 and 2001, respectively, and the weighted average interest rate on debt was 9.4% for each of the years ended September 30, 2000 and 2001.

   Perpetual historically advanced cash to Allnewsco in the form of unsecured demand notes bearing interest at a rate of 7.5%. Related party interest expense incurred by Allnewsco associated with these notes, and reported in our consolidated financial statements, was $3,891 and $4,064 during the years ended September 30, 2000 and 2001, respectively. As we did not acquire or assume amounts due from Allnewsco to Perpetual, such related party interest expense incurred by Allnewsco will not be incurred by us subsequent to the acquisition date of September 16, 2002.

  Income Taxes

   The provision for income taxes in Fiscal 2001 of $4,632 decreased by $5,937, or 56.2%, when compared to the provision for income taxes of $10,569 in Fiscal 2000. The decrease was directly related to the $12,394, or 53.0%, decrease in our income before income taxes as well as the one-time recognition of a tax benefit of approximately $950 during Fiscal 2001 due to a court ruling that enabled us to utilize previously unrecognized local net operating loss carryforwards.

   Because Perpetual has historically filed consolidated federal and Virginia state income tax returns including the operating results of both the Company and Allnewsco, certain tax benefits were realized by Perpetual associated with Allnewsco's net operating losses in the consolidated tax returns. In accordance with SFAS No. 109, the combined results of the Company and Allnewsco have been adjusted to reflect the historical tax benefits which would have been recorded for financial reporting purposes by the combined entity during each period presented.

  Net Income

   Net income for Fiscal 2001 of $6,354 decreased $6,457, or 50.4%, when compared to net income of $12,811 in Fiscal 2000. The decrease in net income was attributable to the decline in operating results for Fiscal 2001 as discussed above.

Liquidity and Capital Resources

  Cash Provided by Operations

   Our principal source of working capital is cash flow from operations and borrowings under our senior credit facility. As discussed above, our operating results are cyclical in nature primarily as a result of seasonal fluctuations in advertising revenues, which are generally highest in the first and third quarters of each fiscal year. Our cash flow from operations is also affected on a quarterly basis by the timing of cash collections and interest payments on our debt. Cash receipts are usually much greater during the second and fourth fiscal quarters as the collection of advertising revenue typically lags the period in which such revenue is recorded. Scheduled semi-annual interest payments on our long-term debt are higher during the first and third fiscal quarters and, following the redemption of the 8 7/8% notes, will occur only in such quarters. As a result, our cash flows from operating activities as reflected in our consolidated financial statements are generally significantly higher during our second and fourth fiscal quarters, and such quarters comprise a substantial majority of our cash flow from operating activities for the full fiscal year.

   As reported in our Consolidated Statements of Cash Flows, our net cash provided by operating activities was $30,626, $25,156, $28,020 and $7,701 for Fiscal 2000, 2001 and 2002 and the three months ended December 31, 2002, respectively.

  Distributions to Related Parties

   We have periodically made advances in the form of distributions to Perpetual. For Fiscal 2000 and 2001 and the three months ended December 31, 2002, we made cash advances net of repayments to Perpetual of $25,733, $23,580 and $9,211, respectively. During Fiscal 2002, we received net repayments of distributions to owners of $48. The advances to Perpetual are non-interest bearing and, as such, do not reflect market rates of interest-bearing loans to unaffiliated third parties.

   At present, the primary sources of repayment of net advances is through our ability to pay dividends or make other distributions, and there is no immediate intent for the amounts to be repaid. Accordingly, these advances have been treated as a reduction of stockholder's investment and are described as "distributions" in our consolidated financial statements.

   On September 16, 2002, ACC completed its acquisition of certain of the assets of Allnewsco, in exchange for $20,000 in cash and the cancellation of a $20,000 note receivable from Allnewsco. See "--General Factors Affecting Our Business." The cash portion of the purchase price paid to Allnewsco was subsequently repaid to us from Perpetual in the form of a repayment of distributions to owners.

   During Fiscal 2000, 2001 and 2002, we were charged by Perpetual and made payments to Perpetual for federal and state income taxes totaling $8,808, $4,500 and $186, respectively. During the three months ended December 31, 2002, ACC was charged by Perpetual for federal and state income taxes in the amount of $722, and ACC made payments to Perpetual for such taxes of $2,378. Additionally, because Perpetual has historically filed consolidated federal and Virginia state income tax returns including the operating results of both the Company and Allnewsco, certain tax benefits were realized by Perpetual associated with Allnewsco's net operating losses in the consolidated tax returns. In accordance with SFAS No. 109, the combined results of the Company and Allnewsco have been adjusted to reflect the historical tax benefits which would have been recorded for financial reporting purposes by the combined entity during each period presented. The benefit recorded during Fiscal 2000, 2001 and 2002 was $2,681, $2,630 and $1,810, respectively. During Fiscal 2002, our combined results reflect a combined benefit from federal income taxes of $2,571. This benefit was effectively distributed to Perpetual as such benefit will not be recognized in future years pursuant to the terms of the tax sharing agreement between the companies.

   Perpetual historically advanced cash to Allnewsco in the form of unsecured demand notes bearing interest at a rate of 7.5%. Notes issued during Fiscal 2000, 2001 and 2002 amounted to $3,083, $2,493 and $3,895, respectively, with no cash repayments during any of these years. Effective September 28, 2001, Allnewsco authorized the issuance of 67,000 shares of common stock to Perpetual in exchange for the reclassification of $46,291 and $20,709 from notes payable and accrued interest payable, respectively. The reclassification resulted in an increase in capital in excess of par value in our consolidated financial statements. The notes payable from Allnewsco to Perpetual are included in distributions to owners in our consolidated financial statements, conforming the presentation of cash transactions between ACC, Allnewsco and Perpetual. As we did not acquire or assume amounts due from Allnewsco to Perpetual, no amount is outstanding from us under such notes at December 31, 2002.

   During Fiscal 1991, we loaned $20,000 to Allnewsco. The $20,000, 11.06% note receivable from Allnewsco was due in January 2008, with the principal balance also due upon demand. Since our historical consolidated financial statements have been restated to reflect the combined results of the Company and Allnewsco as of the beginning of the earliest period presented, the loan amount as well as the related interest income/expense have been eliminated as intercompany transactions for all periods presented. At closing of the Allnewsco transaction, we cancelled the $20,000 note as part of the consideration for the acquisition.

   Under the terms of the agreements relating to our indebtedness, future advances, distributions and dividends to related parties are subject to certain restrictions. We anticipate that, subject to such restrictions, applicable law and payment obligations with respect to the notes and our other debt, ACC will make advances, distributions or dividends to related parties in the future.

  Indebtedness

   Our total debt, including the current portion of long-term debt, increased from $440,443 at September 30, 2002 to $722,440 at December 31, 2002. This debt, net of applicable discounts, consisted of $275,000 of 7 3/4% senior subordinated notes due December 15, 2012; $274,429 of 9 3/4% senior subordinated debentures due November 30, 2007; $150,000 of 8 7/8% senior subordinated notes due February 1, 2008; $22,000 of draws under our senior credit facility; and $1,011 of capital lease obligations. The increase of $281,997 in total debt from September 30, 2002 to December 31, 2002 was primarily due to the issuance of the initial notes on December 20, 2002 as well as $7,136 in net draws under the senior credit facility. As of January 21, 2003, we had used the proceeds from the initial notes to purchase and redeem all of the outstanding 9 3/4% debentures.

   Effective March 27, 2001, we entered into an amended and restated revolving credit facility, which is our senior credit facility, in the amount of $50,000, and effective May 15, 2002, the senior credit facility was increased from $50,000 to $70,000. The senior credit facility is secured by the pledge of stock of ACC and its subsidiaries and matures March 27, 2006. Interest is payable quarterly at various rates from prime plus 0.25% or LIBOR plus 1.50% depending on certain financial operating tests.

   Under the existing borrowing agreements, we are subject to restrictive covenants which place limitations upon payments of cash dividends, issuance of capital stock, investment transactions, incurrence of additional obligations and transactions with affiliates. In addition, under the senior credit facility, we must maintain compliance with certain financial covenants. Compliance with the financial covenants is measured at the end of each quarter, and as of December 31, 2002, we were in compliance with those financial covenants. The senior credit facility was amended as of December 6, 2002 to adjust certain of the financial covenants for the remaining term of the facility. We believe that the amendment allows us sufficient operational flexibility to remain in compliance with the financial covenants. We are also required to pay a commitment fee ranging from 0.50% to 0.75% per annum based on the amount of any unused portion of the senior credit facility.

   On December 20, 2002, we issued $275,000 principal amount of the initial notes at par. As of January 21, 2003, we had used the net proceeds from the offering, together with approximately $15,500 of borrowings under our senior credit facility, to purchase and redeem all of our outstanding 9 3/4% debentures as well as to pay the fees and expenses associated with the offering of the initial notes. The issuance of the initial notes and the related purchase and redemption of the 9 3/4% debentures will reduce our annual payments of interest on our debt by approximately $5,000. We will record a pre-tax loss of $14,307 as a result of the purchase and redemption of our 9 3/4% debentures during the quarter ending March 31, 2003.

   On February 6, 2003, we issued an additional $180,000 principal amount of our 7 3/4% notes at a price of 98.305%. Proceeds from the sale of the additional notes of $156,657 have been placed into escrow to be used to redeem our 8 7/8% notes, which have been called for redemption on March 10, 2003. After deducting the initial purchasers' discount and commissions, the remaining proceeds of approximately $16,700 have been used to repay borrowings outstanding under our senior credit facility. We will incur a pre-tax loss of approximately $9,000 as a result of the redemption of our 8 7/8% notes during the quarter ending March 31, 2003.

   As of December 31, 2002, as adjusted to reflect (1) the purchase and redemption of our 9 3/4% debentures with the proceeds from the sale of the initial notes and borrowings under our senior credit facility and (2) the issuance of the additional notes and the use of proceeds from their sale to redeem our outstanding 8 7/8% notes and repay borrowings under our senior credit facility, we would have had $474,435 (net of unamortized discount) of debt outstanding.

  Other Uses of Cash

   During Fiscal 2000, 2001 and 2002 and the three months ended December 31, 2002, we made $5,167, $6,560, $26,332 and $1,422, respectively, of capital expenditures, of which $750 and $24 were financed through capital lease transactions during Fiscal 2001 and 2002, respectively. The increased level of capital expenditures during Fiscal 2002 related primarily to the buildout of studio and office space and acquisition of technical equipment for WJLA/NewsChannel 8. At this time, we estimate that capital expenditures for Fiscal 2003 will approximate $10,000 and will primarily be for the implementation of DTV service in our remaining markets and the acquisition of technical equipment and vehicles to support ongoing operations across our stations. We expect that the source of funds for these anticipated capital expenditures will be cash provided by operations and borrowings under the senior credit facility.

   We regularly enter into program contracts for the right to broadcast television programs produced by others and program commitments for the right to broadcast programs in the future. Such programming commitments are generally made to replace expiring or canceled program rights. During Fiscal 2000, 2001 and 2002 and the three months ended December 31, 2002, we made cash payments of approximately $20,500, $24,000, $22,100 and $4,400, respectively, for rights to television programs. The fluctuations in cash payments between the three years is primarily due to the timing of cash payments. We anticipate cash payments for program rights will approximate $21,000 per year or less for the next several years. We currently intend to fund these commitments with cash provided by operations.

   We completed our acquisition of WJSU on March 22, 2000. See "Our Business--Owned Stations--WBMA/WCFT/WJSU: Birmingham (Anniston and Tuscaloosa), Alabama." We funded the purchase price of $3,372 with cash provided by operations.

   The following table presents the long-term debt maturities, required payments under contractual agreements for broadcast rights, future minimum lease payments under noncancellable leases and guaranteed payments under employment contracts and deferred compensation agreements as of September 30, 2002:

                            Fiscal Year Ending September 30,
                         --------------------------------------
                          2003    2004    2005    2006    2007  Thereafter  Total
                         ------- ------- ------- ------- ------ ---------- --------
Long-term debt.......... $    -- $    -- $    -- $14,864 $   --  $425,000  $439,864
Programming contracts --
  currently available...  22,993   1,327     425     134     --        --    24,879
Programming contracts --
  future commitments....   3,361  19,918  13,139   3,021    104        --    39,543
Operating leases........   3,595   3,542   3,444   3,465  2,791    30,129    46,966
Capital leases..........     638     268     180     180     30        --     1,296
Employment contracts....   6,775     980     300     212     --        --     8,267
Deferred compensation...      --      --     219     369    369     1,110     2,067
                         ------- ------- ------- ------- ------  --------  --------
   Total................ $37,362 $26,035 $17,707 $22,245 $3,294  $456,239  $562,882
                         ======= ======= ======= ======= ======  ========  ========

   Based upon our current level of operations, we believe that available cash, together with cash flows generated by operating activities and amounts available under the senior credit facility, will be adequate to meet our anticipated future requirements for working capital, capital expenditures and scheduled payments of interest on our debt.

   ACC's cash flow from operations and consequent ability to service its debt is, in part, dependent upon the earnings of its subsidiaries and the distribution (through dividends or otherwise) of those earnings to ACC, or upon loans, advances or other payments of funds by those subsidiaries to ACC. As of December 31, 2002, 33% of the assets of ACC were held by operating subsidiaries and for Fiscal 2002 and the three months ended December 31, 2002, approximately 50% of ACC's net operating revenues were derived from the operations of ACC's subsidiaries.

  Income Taxes

   Our operations are included in a consolidated federal income tax return filed by Perpetual. In accordance with the terms of a tax sharing agreement between ACC and Perpetual, we are required to pay to Perpetual our federal income tax liability, computed based upon statutory federal income tax rates applied to our consolidated taxable income. We file separate state income tax returns with the exception of Virginia, which is included in a combined state income tax return filed by Perpetual. In accordance with the terms of the tax sharing agreement, we are required to pay to Perpetual our combined Virginia income tax liability, computed based upon statutory Virginia income tax rates applied to our combined Virginia net taxable income. Taxes payable to Perpetual are not reduced by losses generated in prior years by us. In addition, the amounts payable by us to Perpetual under the tax sharing agreement are not reduced if losses of other members of the Perpetual group are utilized to offset our taxable income for purposes of the Perpetual consolidated federal or Virginia state income tax returns.

   The provision for income taxes is determined in accordance with SFAS No. 109, which requires that the consolidated amount of current and deferred income tax expense for a group that files a consolidated income tax return be allocated among members of the group when those members issue separate financial statements. Perpetual allocates a portion of its consolidated current and deferred income tax expense to us as if we and our subsidiaries were separate taxpayers. We record deferred tax assets, to the extent it is considered more likely than not that such assets will be realized in future periods, and deferred tax liabilities for the tax effects of the differences between the bases of our assets and liabilities for tax and financial reporting purposes. To the extent a deferred tax asset would be recorded due to the incurrence of losses for federal or Virginia state income tax purposes, any such benefit recognized is effectively distributed to Perpetual as such benefit will not be recognized in future years pursuant to the tax sharing agreement.

  Inflation

   The impact of inflation on our consolidated financial condition and consolidated results of operations for each of the periods presented was not material.

Critical Accounting Policies and Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make judgments and estimations that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and assumptions we consider reasonable at the time of making those estimates. We evaluate our estimates on an on-going basis. Actual results may differ from these estimates under different circumstances or using different assumptions. We consider the following accounting policies to be critical to our business operations and the understanding of our financial condition and results of operations.

  Allowance for Doubtful Accounts

   We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the economy and/or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make their payments, additional allowances may be required.

  Intangible Assets

   Intangible assets consist of values assigned to broadcast licenses as well as favorable terms on contracts and leases. The amounts assigned to intangible assets were based on the results of independent valuations. Definite lived intangible assets are being amortized on a straight-line basis over their estimated useful lives. We assess the recoverability of definite lived intangible assets on an ongoing basis by evaluating whether amounts can be recovered through undiscounted cash flows over the remaining amortization period. We assess the recoverability of indefinite lived intangible assets through periodic impairment tests. Intangible assets, net of accumulated amortization, were $132,408, $128,150 and $123,108 as of September 30, 2001 and 2002 and December 31, 2002, respectively.

   SFAS No. 142, "Goodwill and Other Intangible Assets," was issued in June 2001. SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests. Other intangible assets will continue to be amortized over their useful lives. We adopted SFAS No. 142 effective October 1, 2002. Upon adoption, we performed the first of the required impairment tests on our indefinite lived intangible assets. The fair value of our broadcast licenses was determined by applying an estimated market multiple to the broadcast cash flow generated by the respective market. Market multiples were determined based on recent transactions within the industry, information available regarding publicly traded peer companies and the respective station's competitive position within its market. Appropriate allocation was made to each of the station's tangible and intangible assets in determining the fair value of the station's broadcast licenses. As a result of these tests, we determined that one of our broadcast licenses was impaired. Accordingly, we recorded a non-cash, after-tax impairment charge of $2,973 related to the carrying value of our indefinite lived intangible assets. This charge was recorded as a cumulative effect of a change in accounting principle during the three months ended December 31, 2002.

   The performance of impairment tests under SFAS No. 142 requires significant management judgement. Future events affecting cash flows and market conditions could result in an impairment loss. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

  Income Taxes

   We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and an adverse impact on our operating results.

New Accounting Standards

   SFAS No. 142, "Goodwill and Other Intangible Assets," was issued in June 2001. SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. See "--Critical Accounting Policies and Estimates--Intangible Assets."

   SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections," was issued in April 2002 and primarily eliminates the requirement that gains or losses associated with early debt extinguishments be accounted for as extraordinary items. SFAS No. 145 will likely require any future gains or losses associated with early extinguishments of debt to be recorded as a component of income from continuing operations rather than as an extraordinary item. This standard is effective for our fiscal year ending September 30, 2003. As a result of the purchase and redemption of our 9 3/4% debentures in January 2003, we will record a pre-tax loss of $14,307 during the quarter ending March 31, 2003. Additionally, as a result of the redemption of our 8 7/8% notes, we will incur a pre-tax loss of approximately $9,000 during the quarter ending March 31, 2003. These losses will be reflected as a component of income from continuing operations rather than net of tax as an extraordinary item. The other provisions of SFAS No. 145 are not expected to have a material effect on our financial position or results of operations.

   SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001 to address diversity in practice for recognizing obligations associated with the retirement of tangible long-lived assets. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-

Lived Assets," was issued in August 2001 to establish a single accounting model for long-lived assets to be disposed of by sale and to address issues surrounding the impairment of long-lived assets. SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued in June 2002 to address financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." These standards are effective for our fiscal year ending September 30, 2003 and their adoption will not have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

   At December 31, 2002, we had other financial instruments consisting primarily of long-term fixed interest rate debt. Such debt, excluding the 9 3/4% debentures which were fully redeemed as of January 21, 2003, with future principal payments of $425,000, matures February 1, 2008 ($150,000) and December 15, 2012 ($275,000). At December 31, 2002, the carrying value of such debt was $425,000, the fair value was $430,750 and the weighted average interest rate was 8.15%. The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. We estimate the fair value of our long-term debt using either quoted market prices or by discounting the required future cash flows under our debt using borrowing rates currently available to us, as applicable. We actively monitor the capital markets in analyzing our capital raising decisions. On February 6, 2003, we issued the additional notes at a price of 98.305%. Sufficient proceeds have been placed in escrow to be used to redeem our 8 7/8% notes, which have been called for redemption on March 10, 2003.

                        TELEVISION INDUSTRY BACKGROUND

   Commercial television broadcasting began in the United States on a regular basis in the 1940s. Currently, there is a limited number of channels available for broadcasting in any one geographic area, and the license to operate a broadcast television station is granted by the FCC. Television stations that broadcast over the VHF band (channels 2-13) of the spectrum generally have some competitive advantage over television stations that broadcast over the UHF band (channels 14-69) of the spectrum because VHF channels usually have better signal coverage and operate at a lower transmission cost. However, the improvement of UHF transmitters and receivers, the complete elimination from the marketplace of VHF-only receivers and the expansion of cable television systems have reduced the competitive advantage of television stations broadcasting over the VHF band.

   Television station revenues are primarily derived from local, regional and national advertisers and, to a much lesser extent, from networks and program syndicators for the broadcast of programming and from other broadcast-related activities. Advertising rates are set based upon a variety of factors, including the size and demographic makeup of the market served by the station, a program's popularity among viewers whom an advertiser wishes to attract, the number of advertisers competing for the available time, the availability of alternative advertising media in the market area, a station's overall ability to attract viewers in its market area and the station's ability to attract viewers among particular demographic groups that an advertiser may be targeting. Advertising rates are also affected by an aggressive and knowledgeable sales force and the development of projects, features and programs that tie advertiser messages to programming. Because broadcast television stations rely on advertising revenues, they are sensitive to cyclical changes in the economy. The size of advertisers' budgets, which are affected by broad economic trends, affect both the broadcast industry in general and the revenues of individual broadcast television stations.

   United States television stations are grouped by Nielsen into 210 generally recognized television market areas that are ranked in size according to various formulae based upon actual or potential audience. Each market area is designated as an exclusive geographic area consisting of all counties in which the home-market commercial stations receive the greatest percentage of total viewing hours. The specific geographic markets are called Designated Market Areas, or DMAs.

   Nielsen, which provides audience-measuring services, periodically publishes data on estimated audiences for television stations in the various DMAs throughout the country. These estimates are expressed in terms of both the percentage of the total potential audience in the DMA viewing a station (the station's "rating") and the percentage of the audience actually watching television (the station's "share"). Nielsen provides such data on the basis of total television households and selected demographic groupings in the DMA. Nielsen uses two methods of determining a station's ratings and share. In larger DMAs, ratings are determined by a combination of meters connected directly to selected household television sets and weekly viewer-completed diaries of television viewing, while in smaller markets ratings are determined by weekly diaries only. Of the market areas in which we conduct business, Washington, D.C. and Birmingham, Alabama are metered markets while the remaining markets are weekly diary markets.

   Historically, three major broadcast networks--ABC, NBC and CBS--dominated broadcast television. In recent years, FOX has evolved into the fourth major network, although the hours of network programming produced by FOX for its affiliates are fewer than those produced by the other three major networks. In addition, UPN, WB and recently PAX TV have been launched as new broadcast television networks, along with specialized networks, Telemundo, Univision and TV Azteca.

   The affiliation by a station with one of the four major networks has a significant impact on the composition of the station's programming, revenues, expenses and operations. A typical affiliate station receives approximately 9 to 13 hours of each day's programming from the network. This programming, along with cash payments ("network compensation"), is provided to the affiliate by the network in exchange for a substantial majority of the advertising time sold during the airing of network programs. The network then sells this advertising time for its own account. The affiliate retains the revenues from time sold during breaks in and between network programs and during programs produced by the affiliate or purchased from non-network sources. In acquiring programming to supplement network programming, network affiliates compete primarily with affiliates of other networks and independent stations in their market areas. Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that would have otherwise been offered to local television stations. In addition, a television station may acquire programming through barter arrangements. Under barter arrangements, which have become increasingly popular with both network affiliates and independents, a national program distributor can receive advertising time in exchange for the programming it supplies, with the station paying no fee or a reduced fee for such programming.

   An affiliate of UPN, WB or PAX TV receives a smaller portion of each day's programming from its network compared to an affiliate of ABC, CBS, NBC or FOX. As a result, affiliates of UPN, WB or PAX TV must purchase or produce a greater amount of their programming, resulting in generally higher programming costs. These stations, however, retain a larger portion of the inventory of advertising time and the revenues obtained therefrom compared to stations affiliated with the major networks, which may partially offset their higher programming costs.

   In contrast to a network affiliated station, an independent station purchases or produces all of the programming that it broadcasts, generally resulting in higher programming costs, although the independent station is, in theory, able to retain its entire inventory of advertising time and all of the revenue obtained from the sale of such time. Barter and cash-plus-barter arrangements, however, have become increasingly popular among all stations.

   Public broadcasting outlets in most communities compete with commercial broadcasters for viewers but not for advertising dollars.

   Broadcast television stations compete for advertising revenues primarily with other broadcast television stations and, to a lesser extent, with radio stations, cable system operators and programmers and newspapers serving the same market. Traditional network programming, and recently FOX programming, generally achieve higher audience levels than syndicated programs aired by independent stations. However, as greater amounts of advertising time become available for sale by independent stations and FOX affiliates in syndicated programs, those stations typically achieve a share of the television market advertising revenues greater than their share of the market area's audience. Consolidation of cable system ownership in discrete markets (so-called "clustering") has enabled some cable operators to more efficiently sell time to local advertisers.

   Through the 1970s, network television broadcasting enjoyed virtual dominance in viewership and television advertising revenues because network-affiliated stations only competed with each other in local markets. Beginning in the 1980s, this level of dominance began to change as the FCC authorized more local stations and marketplace choices expanded with the growth of independent stations and cable television services.

   Cable television systems were first constructed in significant numbers in the 1970s and were initially used to retransmit broadcast television programming to paying subscribers in areas with poor broadcast signal reception. In the aggregate, cable-originated programming has emerged as a significant competitor for viewers of broadcast television programming, although no single cable programming network regularly attains audience levels amounting to more than a small fraction of any of the major broadcast networks. The advertising share of cable networks increased during the 1970s and 1980s as a result of the growth in cable penetration (the percentage of television households that are connected to a cable system). Notwithstanding such increases in cable viewership and advertising, over-the-air broadcasting remains the dominant distribution system for mass market television advertising.

   Direct broadcast satellite service has recently been introduced as a new competitive distribution method. Home users purchase or lease satellite dish receiving equipment and subscribe to a monthly service of programming options. Legislation was enacted in November 1999 that permits local stations, under specified conditions, to be carried on satellite which will retransmit those signals back to the originating market. As DBS providers expand their facilities, an increasing number of local stations will be carried as "local-to-local" signals, aided by a legal requirement that mandates the carriage of all local broadcast signals if one is retransmitted. Of our stations, WJLA, WHTM, WBMA/WCFT/WJSU and KTUL are currently carried on DBS systems, transmitting to the Washington, D.C., Harrisburg, Birmingham and Tulsa markets, respectively.

   We believe that the market shares of television stations affiliated with ABC, NBC and CBS declined during the 1980s and 1990s because of the emergence of FOX and certain strong independent stations and because of increased cable penetration. Independent stations have emerged as viable competitors for television viewership share, particularly as a result of the availability of first-run, network-quality and regional sports programming. In addition, there has been substantial growth in the number of home satellite dish receivers and video cassette recorders, which has further expanded the number of programming alternatives available to household audiences.

   Terrestrially-distributed television broadcast stations use analog transmission technology. Recent advances in digital transmission technology formats have enabled some broadcasters to begin migration from analog to digital broadcasting. Digital technologies provide cleaner video and audio signals as well as the ability to transmit "high definition television" with theatre screen aspect ratios, higher resolution video and "noise-free" sound. Digital transmission also permits dividing the transmission frequency into multiple discrete channels of standard definition television. The FCC has authorized a transition plan to convert existing analog stations to digital by temporarily offering a second channel to transmit programming digitally with the return of the analog channel after the transition period. See "Our Business--Legislation and Regulation--Digital Television." Of our stations, only WJLA in Washington, D.C. broadcasts with both an analog and digital signal at this time.

                                 OUR BUSINESS

   We own and operate ABC network-affiliated television stations serving seven geographic markets: WJLA in Washington, D.C.; WCFT in Tuscaloosa, Alabama, WJSU in Anniston, Alabama and WBMA-LP, a low power television station licensed to Birmingham, Alabama (we operate WCFT and WJSU in tandem with WBMA-LP serving the viewers of the Birmingham, Tuscaloosa and Anniston market as a single programming source); WHTM in Harrisburg, Pennsylvania; KATV in Little Rock, Arkansas; KTUL in Tulsa, Oklahoma; WSET in Lynchburg, Virginia; and WCIV in Charleston, South Carolina. Our stations broadcast to the 8th, 40th, 47th, 56th, 60th, 67th and 105th largest national media markets in the United States, respectively, as defined by Nielsen Media Research, Inc., and reach approximately 4.9% of United States television households. We also own NewsChannel 8, which provides 24-hour per day basic cable television programming primarily focused on regional and local news for the Washington, D.C. metropolitan area. The operations of NewsChannel 8 have been integrated with WJLA.

Station Information

   The following table sets forth general information for each of our owned stations as of November 2002:

                                                                       Market    Total
                                                                        Rank  Commercial             Rank
                                                   Analog    Digital     or   Competitors  Station    in
                                        Network    Channel   Channel    DMA    in Market  Audience  Market Acquisition
Designated Market Area    Station     Affiliation Frequency Allocation  (1)       (2)     Share (3)  (4)      Date
---------------------- -------------- ----------- --------- ---------- ------ ----------- --------- ------ -----------
Washington, D.C.......      WJLA          ABC       7/VHF       39        8        6         21%       2    01/29/76
Birmingham
 (Anniston and
 Tuscaloosa),
 AL (5)............... WBMA/WCFT/WJSU     ABC          --       --       40        7         22%       2          --
  Birmingham..........      WBMA          ABC      58/UHF       --       --       --         --       --    08/01/97
  Anniston............      WJSU          ABC      40/UHF       58       --       --         --       --    03/22/00(6)
  Tuscaloosa..........      WCFT          ABC      33/UHF        5       --       --         --       --    03/15/96
Harrisburg-Lancaster-
 York-Lebanon, PA.....      WHTM          ABC      27/UHF       10       47        4         25%       2    03/01/96
Little Rock, AR.......      KATV          ABC       7/VHF       22       56        5         31%       1    04/06/83
Tulsa, OK.............      KTUL          ABC       8/VHF       10       60        6         33%       2    04/06/83
Roanoke-Lynchburg,          WSET          ABC      13/VHF       34       67        4         27%       2    01/29/76(7)
 VA...................
Charleston, SC........      WCIV          ABC       4/VHF       34      105        5         16%       3    01/29/76(7)

--------
(1) Represents market rank based on the Nielsen Station Index for November 2002.
(2) Represents the total number of commercial broadcast television stations in the DMA with an audience share of at least 1% in the 6:00 a.m. to 2:00 a.m., Sunday through Saturday, time period.
(3) Represents the station's share of total viewing of commercial broadcast television stations in the DMA for the time period of 6:00 a.m. to 2:00 a.m., Sunday through Saturday.
(4) Represents the station's rank in the DMA based on its share of total viewing of commercial broadcast television stations in the DMA for the time period of 6:00 a.m. to 2:00 a.m., Sunday through Saturday.
(5) TV Alabama serves the Birmingham market by simultaneously broadcasting identical programming over WBMA, WCFT and WJSU. The stations are listed on a combined basis by Nielsen as WBMA+, the call sign of the low power television station.
(6) We began programming WJSU pursuant to a local marketing agreement in December 1995. In connection with the local marketing agreement, we entered into an option to purchase the assets of WJSU. We exercised our option to acquire WJSU and completed our acquisition of WJSU on March 22, 2000. See "Owned Stations--WBMA/WCFT/WJSU: Birmingham (Anniston and Tuscaloosa), Alabama."
(7) WSET and WCIV have been indirectly owned and operated by Joe L. Allbritton since 1976. On March 1, 1996, WSET and WCIV became wholly-owned subsidiaries of ACC.

Business and Operating Strategy

   Our business strategy is to focus on building net operating revenues and net cash provided by operating activities. We intend to pursue selective acquisition opportunities as they arise. Our acquisition strategy is to target network-affiliated television stations where we believe we can successfully apply our operating strategy and where such stations can be acquired on attractive terms. Targets include stations in midsized growth markets with what we believe to be advantageous business climates. Although we continue to review strategic investment and acquisition opportunities, no agreements or understandings are currently in place regarding any material investments or acquisitions.

   In addition, we constantly seek to enhance net operating revenues at a marginal incremental cost through our use of existing personnel and programming capabilities. For example, KATV operates the Arkansas Razorback Sports Network, which provides University of Arkansas sports programming to a network of 69 radio stations in six states. Certain broadcast television, cable pay-per-view and home video rights are also controlled by ARSN.

   On September 16, 2002, ACC completed its acquisition of certain of the assets of Allnewsco, constituting the operations of NewsChannel 8, which provides 24-hour per day basic cable television programming primarily focused on regional and local news for the Washington, D.C. metropolitan area. The operations of NewsChannel 8 have been integrated with those of WJLA in a new studio and office facility, creating the first newsgathering duopoly in the Nation's Capital. The combination of these two operations will allow for certain operational efficiencies, primarily in the areas of newsgathering, administration, finance, operations, promotions and human resources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - General Factors Affecting Our Business."

   Our operating strategy focuses on four key elements:

   Local News and Community Leadership. Our stations strive to be local news leaders to exploit the revenue potential associated with local news leadership. Since the acquisition of each station, we have focused on building that station's local news programming franchise as the foundation for building significant audience share. In each of our market areas, we develop additional information-oriented programming designed to expand the stations' hours of commercially valuable local news and other programming with relatively small incremental increases in operating expenses. Local news programming is commercially valuable because of its high viewership level, the attractiveness to advertisers of the demographic characteristics of the typical news audience (allowing stations to charge higher rates for advertising time) and the enhanced ratings of other programming in time periods adjacent to the news. In addition, we believe strong local news product has helped differentiate local broadcast stations from the increasing number of cable programming competitors that generally do not provide this material.

   High Quality Non-Network Programming. Our stations are committed to attracting viewers through an array of syndicated and locally-produced programming to fill those periods of the broadcast day not programmed by the network. This programming is selected by us based on its ability to attract audiences highly valued in terms of demographic makeup on a cost-effective basis and reflects a focused strategy to migrate and hold audiences from program to program throughout dayparts. Audiences highly valued in terms of demographic makeup include women aged 18-49 and all adults aged 25-54. These demographic groups are perceived by advertisers as the groups with the majority of buying authority and decision-making in product selection.

   Local Sales Development Efforts. We believe that television stations with a strong local presence and active community relations can realize additional revenue from advertisers through the development and promotion of special programming and marketing events. Each of our stations has developed such additional products, including high quality programming of local interest (such as University of Arkansas football and basketball games) and sponsored community events. These sponsored events have included health fairs, contests, job fairs, parades and athletic events and have provided advertisers, who are offered participation in such events, an opportunity to direct a marketing program to targeted audiences. These additional products have proven successful in attracting incremental advertising revenues. The stations also seek to maximize their local sales efforts through the use of extensive research and targeted demographic studies.

   Cost Control. We believe that controlling costs is an essential factor in achieving and maintaining the profitability of our stations. We believe that by delivering highly targeted audience levels and controlling programming and operating costs, our stations can achieve increased levels of revenue and operating cash flow. Each station rigorously manages its expenses through a budgetary control process and project accounting, which include an analysis of revenue and programming costs by daypart. Moreover, each of the stations closely monitors its staffing levels.

Owned Stations

  WJLA:  Washington, D.C.

   Acquired by ACC in 1976, WJLA is an ABC network affiliate pursuant to an affiliation agreement that expires on October 1, 2005. The station's FCC license expires on October 1, 2004. Washington, D.C. is the eighth largest DMA, with approximately 2,169,000 television households. We believe that stations in this market generally earn higher advertising rates than stations in smaller markets because many national advertising campaigns concentrate their spending in the top ten media markets and on issue-oriented advertising in Washington, D.C. The Washington, D.C. market is served by six commercial television stations.

   On September 16, 2002, ACC completed its acquisition of certain of the assets of Allnewsco, constituting the operations of NewsChannel 8, which provides 24-hour per day basic cable television programming primarily focused on regional and local news for the Washington, D.C. metropolitan area. The operations of NewsChannel 8 have been integrated with those of WJLA in a new studio and office facility, creating the first newsgathering duopoly in the Nation's Capital. The combination of these two operations will allow for certain operational efficiencies, primarily in the areas of newsgathering, administration, finance, operations, promotions and human resources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General Factors Affecting Our Business."

  WBMA/WCFT/WJSU:  Birmingham (Anniston and Tuscaloosa), Alabama

   We acquired WCFT in March 1996 and commenced programming WJSU, licensed to Anniston (Birmingham), Alabama, under a ten-year Time Brokerage Agreement (referred to herein as the Anniston LMA) effective December 29, 1995. Under the Anniston LMA, we supplied program services to WJSU and retained all revenues from advertising sales. In exchange, we paid all station operating expenses and certain management fees to the station's owner. In connection with the Anniston LMA, we entered into an option to purchase the assets of WJSU. We exercised our option to acquire WJSU on September 14, 1999 and completed the acquisition on March 22, 2000. We also own a low power television station licensed to Birmingham, Alabama (WBMA). In October 1998, Nielsen collapsed the Tuscaloosa DMA and the Anniston DMA into the Birmingham DMA creating the 40th largest DMA with approximately 690,000 television households. The Birmingham DMA is served by seven commercial television stations.

   We serve the Birmingham market by simultaneously transmitting identical programming from our studio in Birmingham over WCFT, WJSU and WBMA. The stations are listed on a combined basis by Nielsen as WBMA+. TV Alabama maintains studio facilities in Birmingham for the operation of the stations. We have retained a news and sales presence in both Tuscaloosa and Anniston, while at the same time maintaining our primary news and sales presence in Birmingham. The ABC network affiliation is based upon carriage on both WCFT and WJSU and expires on September 1, 2006. The FCC licenses for the three stations expire on April 1, 2005.

  WHTM:  Harrisburg-Lancaster-York-Lebanon, Pennsylvania

   Acquired by us in 1996, WHTM is an ABC network affiliate pursuant to an affiliation agreement that expires on January 1, 2005. The station's FCC license expires August 1, 2007. The Harrisburg-Lancaster-York-Lebanon market, which consists of nine contiguous counties located in central Pennsylvania, is the 47th largest DMA, reaching approximately 627,000 television households. Harrisburg is the capital of Pennsylvania, and the government represents the area's largest employer. The Harrisburg market is served by four commercial television stations, one of which is a VHF station.

  KATV:  Little Rock, Arkansas

   Acquired by us in 1983, KATV is an ABC network affiliate pursuant to an affiliation agreement that expires on July 31, 2005. The station's FCC license expires on June 1, 2005. The Little Rock market is the 56th largest DMA, with approximately 524,000 television households. The Little Rock market has a diversified economy, both serving as the seat of state and local government and home to commercial businesses. The Little Rock market is served by five commercial television stations.

   Capitalizing on its exclusive rights to the University of Arkansas basketball and football schedules through the year 2005, KATV launched ARSN in Fiscal 1994 by entering into programming sublicense agreements with a network of 69 radio stations in six states. Certain broadcast television, cable pay-per-view and home video rights are also controlled by ARSN.

  KTUL:  Tulsa, Oklahoma

   Acquired by us in 1983, KTUL is an ABC network affiliate pursuant to an affiliation agreement that expires on July 31, 2005. The station's FCC license expires on June 1, 2006. Tulsa, Oklahoma is the 60th largest DMA, with approximately 497,000 television households. The Tulsa market is served by six commercial television stations.

  WSET:  Roanoke-Lynchburg, Virginia

   Acquired by us in 1996, WSET has been indirectly owned and operated by Joe
L. Allbritton since 1976. The station is an ABC network affiliate pursuant to an affiliation agreement that expires on July 31, 2005. WSET's FCC license expires on October 1, 2004. The hyphenated central Virginia market comprised of Lynchburg, Roanoke and Danville is the 67th largest DMA, with approximately 445,000 television households. The Lynchburg DMA is served by four commercial television stations.

  WCIV:  Charleston, South Carolina

   Acquired by us in 1996, WCIV has been indirectly owned and operated by Joe
L. Allbritton since 1976. The station is an ABC affiliate pursuant to an affiliation agreement that expires on August 20, 2006. WCIV's FCC license expires on December 1, 2004. Charleston, South Carolina is the 105th largest DMA, with approximately 263,000 television households. The Charleston DMA is served by five commercial television stations.

Network Affiliation Agreements and Relationship

   Each of our stations is an ABC affiliate with affiliation agreement expiration dates as follows:

                        WHTM           January 1, 2005
                        KATV           July 31, 2005
                        KTUL           July 31, 2005
                        WSET           July 31, 2005
                        WJLA           October 1, 2005
                        WCIV           August 20, 2006
                        WBMA/WCFT/WJSU September 1, 2006

   ABC has routinely renewed the affiliation agreements with stations; however, we cannot assure you that these affiliation agreements will be renewed in the future or under the same general terms. As one of the largest group owners of ABC network affiliates in the nation, we believe that we enjoy excellent relations with the ABC network.

   Generally, each affiliation agreement provides our stations with the right to broadcast programs transmitted by the network that includes designated advertising time the revenue from which the network retains. For every hour or fraction thereof that the station elects to broadcast network programming, the network pays the station compensation, as specified in each affiliation agreement, or as agreed upon by the network and the stations. Typically, prime-time programming generates the highest hourly rates. Under specified conditions, rates are subject to increase or decrease by the network during the term of each affiliation agreement, with provisions for advance notice and right of termination on behalf of the station in the event of a reduction in rates.

   Effective August 11, 1999, our network affiliation agreements with ABC were amended. Under the amendments, ABC, for a three-year period, provided our stations with additional prime-time inventory, limited participation rights in a new cable television "soap" channel, and enhanced program exclusivity and commercial inventory guarantees in exchange for reduced annual network compensation, the return of certain Saturday morning inventory from the stations, and more flexibility in repurposing of ABC programming. Upon the expiration of this agreement, compensation rates and inventory allocations reverted to their pre-modification levels. We routinely consult with the network in relation to the levels of program clearances, preemptions, compensation and inventory availabilities.

Competition

   Competition in the television industry, including each of the market areas in which our stations compete, takes place on several levels: competition for audience, competition for programming (including news) and competition for advertisers. Additional factors material to a television station's competitive position include signal coverage and assigned frequency. The television broadcasting industry is continually faced with technological change and innovation, the possible rise or fall in popularity of competing entertainment and communications media and actions of federal regulatory bodies, including the FCC, any of which could possibly have a material adverse effect on our operations.

   Audience: Stations compete for audience on the basis of program popularity, which has a direct effect on advertising rates. A substantial portion of our daily programming at our stations is supplied by ABC. In those periods, the stations are totally dependent upon the performance of the ABC network programs in attracting viewers. Non-network time periods are programmed by the station with a combination of self-produced news, public affairs and entertainment programming, including news and syndicated programs purchased for cash, cash and barter or barter-only. Independent stations, the number of which has increased significantly over the past decade, have also emerged as viable competitors for television viewership share, particularly as the result of the availability of first-run network-quality programming from FOX.

   The development of methods of television transmission other than over-the-air broadcasting and, in particular, the growth of cable television has significantly altered competition for audience share in the television industry. These alternative transmission methods can increase competition for a broadcasting station both by bringing into its market area distant broadcasting signals not otherwise available to the station's audience and by serving as a distribution system for programming originated on the cable system. Although historically cable operators have not sought to compete with broadcast stations for a share of the local news audience, cable operators have made recent inroads to this market as well, particularly in the area of local sports channels. Increased competition for local audiences could have an adverse effect on our advertising revenues.

   Other sources of competition include home entertainment systems (including video cassette recorder and playback systems, videodiscs and television game devices), multipoint distribution systems, multichannel multipoint distribution systems, wireless cable, satellite master antenna television systems and some low-power services. Our television stations also face competition from high-powered direct broadcast satellite services, such as DirecTV and Echostar, which transmit programming directly to homes equipped with special receiving antennas. Local broadcast stations themselves may now use excess capacity in their digital television allocation to "multicast" discrete program offerings within the base channel.

   Further advances in technology may increase competition for household audiences and advertisers. Video compression techniques, now under development for use with current cable channels, internet-relayed video and direct broadcast satellites, are expected to reduce the bandwidth required for television signal transmission. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. This ability to reach very defined audiences is expected to alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that technological changes will have on the broadcast television industry or the future results of our operations.

   Programming: Competition for programming involves negotiating with national program distributors or syndicators which sell first-run and rerun packages of programming. Our stations compete against in-market broadcast station competitors for off-network reruns (such as "Frasier") and first-run products (such as "The Oprah Winfrey Show") for exclusive access to those programs. Cable systems generally do not compete with local stations for programming;

however, local cable operators are increasingly consolidating ownership of systems within various markets, enabling them to bid on local sports programming in competition with traditional broadcasters. In addition, various national cable networks from time to time have acquired programs that would have otherwise been offered to local television stations. Competition for exclusive news stories and features is also endemic to the television industry.

   Advertising: Advertising rates are set based upon a variety of factors, including the size and demographic makeup of the market served by the station, a program's popularity among viewers whom an advertiser wishes to attract, the number of advertisers competing for the available time, the availability of alternative advertising media in the market area, a station's overall ability to attract viewers in its market area and the station's ability to attract viewers among particular demographic groups that an advertiser may be targeting. Advertising rates are also affected by an aggressive and knowledgeable sales force and the development of projects, features and programs that tie advertiser messages to programming. Our television stations compete for local and national advertising revenues with other television stations in their respective markets as well as with other advertising media, such as newspapers, radio, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable systems. Competition for advertising dollars in the broadcasting industry occurs primarily in individual market areas. Generally, a television broadcasting station in the market does not compete with stations in other market areas. Our television stations are located in highly competitive market areas.

Legislation and Regulation

   The ownership, operation and sale of television stations are subject to the jurisdiction of the FCC under the Communications Act of 1934 (the "Communications Act"). Matters subject to FCC oversight include the assignment of frequency bands for broadcast television; the approval of a television station's frequency, location and operating power; the issuance, renewal, revocation or modification of a television station's FCC license; the approval of changes in the ownership or control of a television station's licensee; the regulation of equipment used by television stations; and the adoption and implementation of regulations and policies concerning the ownership, operation, programming and employment practices of television stations. The FCC has the power to impose penalties, including fines or license revocations, upon a licensee of a television station for violations of the FCC's rules and regulations.

   The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies affecting broadcast television. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of FCC regulation of broadcast television stations.

   License Renewal: Broadcast television licenses are generally granted for maximum terms of eight years. The main licenses are supported by various "auxiliary" licenses for point-to-point microwave, remote location electronic newsgathering and program distribution between the studio and transmitter locations. License terms are subject to renewal upon application to the FCC, but they may be renewed for a shorter period upon a finding by the FCC that the "public interest, convenience and necessity" would be served thereby. Under the Telecommunications Act of 1996 (the "Telecommunications Act"), the FCC must grant a renewal application if it finds that the station has served the public interest, there have been no serious violations of the Communications Act or FCC rules, and there have been no other violations of the Communications Act or FCC rules by the licensee that, taken together, would constitute a pattern of abuse. If the licensee fails to meet these requirements, the FCC may either deny the license or grant it on terms and conditions as are appropriate after notice and opportunity for hearing.

   In the vast majority of cases, television broadcast licenses are renewed by the FCC even when petitions to deny or competing applications are filed against broadcast license renewal applications. However, we cannot assure that each of our broadcast licenses will be renewed in the future. All of the stations' existing licenses were renewed for full terms and are currently in effect.

   Programming and Operation: The Communications Act requires broadcasters to serve the "public interest." Since the late 1970s, the FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. However, broadcast station licensees must continue to present programming that is responsive to local community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from viewers concerning a station's programming often will be considered by the FCC when it evaluates license renewal applications, although such complaints may be filed at any time and generally may be considered by the FCC at any time. Stations also must follow various FCC rules that regulate, among other things, political advertising, sponsorship identifications, the advertisements of contests and lotteries, obscene and indecent broadcasts and technical operations, including limits on radio frequency radiation. The FCC also has adopted rules that place additional obligations on television station operators for closed-captioning of programming for the hearing impaired, equal employment opportunity obligations, maximum amounts of advertising and minimum amounts of programming specifically targeted for children and special obligations relating to political candidate advertising, as well as additional public information and reporting requirements.

   Digital Television: The FCC has adopted rules for implementing digital (including high-definition) television service in the United States. Implementation of DTV is intended to improve the technical quality of television. Under certain circumstances, however, conversion to DTV operations may reduce a station's geographical coverage area. The FCC has allotted a second broadcast channel to each full-power commercial television station for DTV operation. The FCC's DTV allotment plan is based on the use of a "core" DTV spectrum between channels 2 and 51. Under the FCC's rules, stations will be required to phase-in their DTV operations on the second channel over a transition period and to surrender their non-DTV channel later. This period is designed to facilitate the supply of television receivers and cable demodulation boxes that will operate with the new DTV frequencies. The FCC has adopted standards for the transmission of DTV signals. These standards will serve as the basis for the phased conversion to digital transmission.

   Our stations have been assigned the following digital channel allocations by the FCC: WJLA-39, WCFT-5, WJSU-58, WHTM-10, KATV-22, KTUL-10, WSET-34 and WCIV-34. Of these stations, WJLA is currently operating on its assigned DTV channel. WJSU had requested a change from channel 58 to 9, but the FCC has dismissed that request. The station is seeking reconsideration of that action. The FCC established May 1, 2002 as the date by which all commercial television stations were to have implemented DTV service. The FCC has recognized that, due to exigent circumstances relating to tower construction, equipment availability and other factors, extensions of time for construction of digital operations will be necessary, and the FCC has adopted streamlined procedures to affect such extensions. Extension of time requests for the construction of DTV facilities were granted for our unbuilt DTV operations in order to accommodate requests for changed DTV frequencies and other delaying factors beyond the control of the stations. We anticipate that implementation of DTV service will be completed at the following stations during Fiscal 2003: KATV, KTUL, WSET, WCIV, WHTM and WCFT.

   Implementation of DTV service will impose substantial additional costs on television stations providing the new service because of the need to purchase additional equipment and because some stations will need to operate at higher utility costs. We cannot assure you that our television stations will be able to increase revenue to offset such costs. We are unable to predict what future actions the FCC might take with respect to DTV service, nor can we predict the effect of the FCC's present DTV implementation plan or such future actions on our business. We will incur significant expense in the conversion to DTV operations, and are unable to predict the extent or timing of consumer demand for any such DTV services.

   Ownership Matters: The Communications Act in conjunction with various antitrust statutes contain restrictions on the ownership and control of broadcast licenses. Together with the FCC's rules, those laws place limitations on alien ownership; common ownership of television, radio and newspaper properties; and ownership by those persons not having the requisite "character" qualifications and those persons holding "attributable" interests in the license.

   The FCC's television national multiple ownership rules limit the audience reach of television stations in which any entity may hold an attributable interest to 35 percent of total United States audience reach. The FCC's local television multiple ownership rule, the "Duopoly" rule, was revised in September 1999 and now generally permits ownership of attributable interests by a single entity in no more than two television stations which serve the same DMA unless both stations are among the top four rated in the market or there are fewer than eight, full power, independently owned television stations remaining in the market. Similar restrictions limit the number of radio stations that may be co-owned with a television station in a market as well as common newspaper/broadcast station ownership.

   In light of the FCC's multiple ownership and cross-ownership rules, an individual or entity that acquires an attributable interest in ACC may violate the FCC's rules if that acquirer also has an attributable interest in other television or radio stations, or in cable television systems or daily newspapers, depending on the number and location of those radio or television stations, cable television systems or daily newspapers. Such an acquirer also may be restricted in the companies in which it may invest, to the extent that those investments give rise to an attributable interest. If an individual or entity with an attributable interest in ACC violates any of these ownership rules, we may be unable to obtain from the FCC the authorizations needed to conduct its television station business, may be unable to obtain FCC consents for certain future acquisitions, may be unable to obtain renewals of its licenses and may be subject to other material adverse consequences.

   The FCC is in the process of a fundamental review of all its ownership rules with the announced intention of completing its review by mid-2003. It is unknown what changes, if any, will be adopted and whether or to what extent those changes will affect us or the competitive impact on the stations.

   Additional Competition in the Video Services Industry: The Telecommunications Act also eliminates the overall ban on telephone companies offering video services and permits the ownership of cable television companies by telephone companies in their service areas (or vice versa) in certain circumstances. Telephone companies providing such video services will be regulated according to the transmission technology they use. The Telecommunications Act also permits telephone companies to hold an ownership interest in the programming carried over such systems. Although we cannot predict the effect of the removal of these barriers to telephone company participation in the video services industry, it may have the effect of increasing competition in the television broadcast industry in which we operate.

   Other Legislation: The foregoing does not purport to be a complete summary of all the provisions of the Telecommunications Act or of the regulations and policies of the FCC thereunder. Congress and the FCC have under consideration, and in the future may consider and adopt, (i) other changes to existing laws, regulations and policies or (ii) new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership and profitability of our broadcast stations. Also, certain of the foregoing matters are now, or may become, the subject of court litigation, and we cannot predict the outcome of any such litigation or the impact on our business.

Employees

   As of December 31, 2002, we employed in full and part-time positions 943 persons, including 265 at WJLA/NewsChannel 8, 140 at KATV, 130 at KTUL, 107 at WHTM, 109 at WBMA/WCFT/WJSU, 100 at WSET, 80 at WCIV and 12 in our corporate office. Of the employees at WJLA, 126 are represented by three unions: the American Federation of Television and Radio Artists ("AFTRA"), the Directors Guild of America ("DGA") or the National Association of Broadcast Employees and Technicians/Communications Workers of America ("NABET/CWA"). The NABET/CWA collective bargaining agreement expires January 31, 2005. The AFTRA collective bargaining agreement expires September 30, 2003. The DGA collective bargaining agreement expired January 16, 2000. Subsequent to the integration of WJLA and NewsChannel 8, the NLRB conducted an election in which the combined directors of WJLA and NewsChannel 8 elected representation by DGA. The parties have commenced negotiations for a collective bargaining agreement for the new unit. No employees of our other owned stations are represented by unions. We believe our relations with our employees are satisfactory.

Properties

   We maintain our corporate headquarters in Washington, D.C., occupying leased office space of approximately 9,300 square feet.

   The types of properties required to support each of the stations include offices, studios, transmitter sites and antenna sites. The stations' studios are co-located with their office space while transmitter sites and antenna sites are generally located away from the studios in locations determined to provide maximum market signal coverage.

   The following table describes the general characteristics of our principal real property:

                                                                                Lease
                                                                              Expiration
Facility       Market/Use                Ownership       Approximate Size        Date
--------       ----------              ------------- ------------------------ ----------
WJLA/News
 Channel 8     Rosslyn, VA
               Office/Studio           Leased        79,870 sq. ft.            6/30/17
               Prince Georges, MD
               Tower-Weather           Leased        1 acre                    3/31/06

               Washington, D.C.
               Tower/Transmitter       Joint Venture 108,000 sq. ft.             N/A

WHTM           Harrisburg, PA
               Office/Studio           Owned         14,000 sq. ft.              N/A
               Tower/Transmitter       Owned         2,801 sq. ft.               N/A
               Adjacent Land           Leased        6,808 sq. ft.             10/31/05

               York, PA
               Office/Studio           Leased        1,200 sq. ft.             7/01/06

KATV           Little Rock, AR
               Office/Studio           Owned         20,500 sq. ft.              N/A
               Office/Studio           Leased        1,500 sq. ft.             1/31/06
               Tower/Transmitter       Owned         188 acres                   N/A
               Annex/Garage            Owned         67,400 sq. ft.              N/A

KTUL           Tulsa, OK
               Office/Studio           Owned         13,520 sq. ft.              N/A
               Tower/Transmitter       Owned         160 acres                   N/A
               Tower-Cushing           Leased        1 acre                    6/30/05

WSET           Lynchburg, VA
               Office/Studio           Owned         15,500 sq. ft.              N/A
               Tower/Transmitter       Owned         2,700 sq. ft.               N/A

               Danville, VA
               Office/Studio           Leased        2,150 sq. ft.             2/29/06

WCIV           Mt. Pleasant, SC
               Office/Studio           Owned         21,700 sq. ft.              N/A
               Tower/Transmitter       Leased        2,000 sq. ft.             8/31/06

WBMA/WCFT/WJSU Birmingham, AL
               Office/Studio/Dish Farm Leased        26,357 sq. ft./0.5 acres  9/30/06
               Tower/Relay-Pelham      Leased        .08 acres                 10/31/06
               Tower/Relay-Red Mtn.    Owned         .21 acres                   N/A

               Tuscaloosa, AL
               Office/Studio           Owned         9,475 sq. ft.               N/A
               Tower-Tuscaloosa        Owned         10.5 acres                  N/A
               Tower-AmSouth           Leased        134.3 acres               4/30/06

               Anniston, AL
               Office/Studio           Leased        6,100 sq. ft.              4/1/11
               Tower-Blue Mtn.         Owned         1.7 acres                   N/A
               Tower-Bald Rock         Leased        1 acre                    8/29/16

Legal Proceedings

   We currently and from time to time are involved in litigation incidental to the conduct of our business, including suits based on defamation and employment activity. We are not currently a party to any lawsuit or proceeding which, in our opinion, if decided adverse to us, would be likely to have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

                                  MANAGEMENT

   Executive officers and directors of ACC are as follows:

Name                   Age                            Title
----                   ---                            -----
Joe L. Allbritton..... 78  Chairman of the Executive Committee and Director

Barbara B. Allbritton. 65  Executive Vice President and Director

Robert L. Allbritton.. 33  Chairman, Chief Executive Officer and Director

Lawrence I. Hebert.... 56  Vice Chairman and Director

Frederick J. Ryan, Jr. 47  Vice Chairman, President, Chief Operating Officer and
                             Director

Jerald N. Fritz....... 51  Senior Vice President, Legal and Strategic Affairs, General
                             Counsel

Stephen P. Gibson..... 38  Senior Vice President and Chief Financial Officer

--------
   JOE L. ALLBRITTON is the founder of ACC and was Chairman of the Board of Directors from its inception in 1974 until 1998 when he became Chairman of its Executive Committee. Through ACC and its various subsidiaries and affiliates (including Perpetual), Mr. Allbritton has presided over the growth of the television group, radio, cable news services, television production and newspapers in large, medium and small markets. His corporate experience ranges from media to financial institutions, insurance, property management, cemetaries/mortuaries and the Internet. In addition to his position with ACC, Mr. Allbritton has led Riggs National Corporation ("Riggs") (owner of banking operations in Washington, D.C., Maryland, Virginia, Florida and internationally) since 1981, first as its Chairman and CEO (1981-2001) and currently as its Vice Chairman. He has served on the boards of and chaired numerous philanthropic organizations including the Allbritton Foundation. Mr. Allbritton is the husband of Barbara B. Allbritton and the father of Robert L. Allbritton. See "Certain Relationships and Related Transactions."

   BARBARA B. ALLBRITTON has been a Director of ACC since its inception, Vice President of ACC from 1980 to 2001 and Executive Vice President since 2001. She currently serves or has served as an officer and/or director of each of ACC's television subsidiaries, as well as Perpetual and Riggs. Mrs. Allbritton is the wife of Joe L. Allbritton and the mother of Robert L. Allbritton. See "Certain Relationships and Related Transactions."

   ROBERT L. ALLBRITTON has been Chairman of the Board of Directors and Chief Executive Officer of ACC since February 2001 and a Director of ACC since 1993. He also serves as a member of the Executive Committee of the Board of Directors of ACC. Mr. Allbritton was Executive Vice President and Chief Operating Officer of ACC from 1994 to 1998 and President of ACC from 1998 to 2001. He is also an officer and/or director of Perpetual and each of ACC's television subsidiaries. He has been involved in management of the television properties at both the corporate and daily operational levels, including financial, technical, strategic, programming, sales, news and promotion. In addition to his positions with ACC, Mr. Allbritton has been the Chairman of the Board of Directors and Chief Executive Officer of Riggs since February 2001 and a Director of Riggs since 1994. He is the son of Joe L. and Barbara B. Allbritton. See "Certain Relationships and Related Transactions."

   LAWRENCE I. HEBERT has been involved with the Allbritton organizations since 1970, including their various banking, insurance, newspaper, radio, television and other operations. He has been Vice Chairman of the Board of ACC since February 2001 and is a member of the

Executive Committee of the Board of Directors of ACC. Mr. Hebert has been a Director of ACC since 1981 and is the former President (1984-1998), as well as Chairman and Chief Executive Officer (1998-2001), of ACC. He has also been a Director of Perpetual since 1980 and its President since 1981. In addition, Mr. Hebert has served as President and Chief Executive Officer of Riggs Bank N.A. since February 2001, has been involved in advisory or board positions with Riggs since 1981 and is currently serving as a Director of Riggs. He is also a Director of Allied Capital Corporation (venture capital fund) and a Trustee of The Allbritton Foundation.

   FREDERICK J. RYAN, JR. has been President of ACC since February 2001, Chief Operating Officer since 1998 and a Director and its Vice Chairman since 1995. He has served as Senior Vice President and Executive Vice President of ACC and is an officer of each of its television subsidiaries. He previously served as Chief of Staff to former President Ronald Reagan (1989-1995) and Assistant to the President in the White House (1982-1989). Prior to his government service, Mr. Ryan was an attorney with the Los Angeles firm of Hill, Farrer and Burrill. Mr. Ryan presently serves as Chairman of the Ronald Reagan Presidential Library Foundation, a Director of Ford's Theatre and Trustee of Ronald Reagan Institute of Emergency Medicine at George Washington University. Mr. Ryan is a Director of Riggs Bank N.A. and Chairman of its International Committee; a Director of Riggs Bank Europe Ltd. in London; and was a member of the Board of Consultants for Riggs Bank N.A. (1996-2000).

   JERALD N. FRITZ has been part of ACC's management since 1987, currently serving as a Senior Vice President. He serves as its General Counsel and also oversees strategic planning and governmental affairs. From 1981 to 1987, Mr. Fritz held several positions with the FCC, including Chief of Staff and Legal Counsel to the Chairman. Mr. Fritz was in private practice from 1978 to 1981, specializing in communications law, and from 1980 to 1983 was on the adjunct faculty of George Mason University Law School teaching communications law and policy. Mr. Fritz began his career in broadcasting in 1973 with WGN-TV, Chicago. He currently serves as an elected director of the National Association of Broadcasters ("NAB") and a member of the Governing Committee of the Communications Forum of the American Bar Association. He serves on the Futures and Copyright Committees of the NAB and the Legislative Committee of the ABC Affiliates Association.

   STEPHEN P. GIBSON has been a Senior Vice President of ACC since February 2001 and a Vice President since 1997. He has served as Chief Financial Officer since 1998 and Controller from 1997 when he joined us to 1998. He is also Treasurer of The Allbritton Foundation and Vice President of Perpetual and each of ACC's television subsidiaries. Prior to joining ACC, Mr. Gibson served as Controller for COMSAT RSI Plexsys Wireless Systems, a provider of wireless telecommunications equipment and services, from 1994 to 1997. From 1987 to 1994, Mr. Gibson held various positions with the accounting firm of Price Waterhouse LLP, the latest as Audit Manager. He currently serves as an elected director of the Broadcast Cable Financial Management Association.

Executive Compensation

   The following table sets forth compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers for Fiscal 2002, 2001 and 2000:

                        Summary Compensation Table (1)

                                     Fiscal                   All Other
      Name and Principal Position     Year   Salary   Bonus  Compensation
      ---------------------------    ------ -------- ------- ------------
      Joe L. Allbritton (2)           2002  $550,000      --   $112,900(3)
        Chairman of the Executive     2001   550,000      --    135,100(3)
        Committee                     2000   550,000      --    121,700(3)

      Robert L. Allbritton (1) (4)    2002   250,000 $75,000         --
        Chairman and                  2001   250,000  75,000         --
        Chief Executive Officer       2000   200,000  75,000         --

      Lawrence I. Hebert (1) (4)      2002   200,000  75,000         --
        Vice Chairman                 2001   200,000  75,000         --
                                      2000   200,000  75,000         --

      Frederick J. Ryan, Jr. (1) (5)  2002   217,500  75,000      5,100(6)
        President and Chief           2001   217,500  75,000      5,400(6)
        Operating Officer             2000   200,000  75,000      4,700(6)

      Jerald N. Fritz (7)             2002   210,000  55,000      5,300(6)
        Senior Vice President, Legal  2001   200,000  55,000      5,500(6)
        and Strategic Affairs         2000   180,000  50,000      4,600(6)

--------
(1) In February 2001, Robert L. Allbritton was named Chairman and Chief Executive Officer of ACC, succeeding Lawrence I. Hebert, and Frederick J. Ryan, Jr. was named President of ACC, succeeding Robert L. Allbritton.
(2) Salary consists of management fees paid by ACC.
(3) Represents the imputed premium cost related to certain split dollar life insurance policies on the life of Mr. Joe L. Allbritton. The annual premiums on such policies are paid by ACC. Upon the death of the insured, we will receive our investment balance in the policies, and the remaining proceeds will be paid to the insured's beneficiary. The imputed premium cost is calculated on the difference between the face value of the policy and the cash surrender value.
(4) Robert L. Allbritton, Chairman and Chief Executive Officer of ACC, and Lawrence I. Hebert, Vice Chairman of ACC, are paid cash compensation by Perpetual for services to Perpetual and other interests of Joe L. Allbritton, including ACC. The portion of such compensation related to ACC is allocated to ACC and included as compensation above. In addition, Mr. Robert L. Allbritton is paid management fees directly by ACC which are also included as compensation above.
(5) Frederick J. Ryan, Jr. receives additional compensation from Perpetual for services to Perpetual and other interests of Joe L. Allbritton, including ACC. This additional compensation is not allocated among these interests, and ACC does not reimburse Perpetual for any portion of this additional compensation to Mr. Ryan. The portion of the additional compensation paid by Perpetual to Mr. Ryan that may be attributable to his services to us has not been quantified. Such portion is not material to our consolidated financial condition or results of operations.
(6) These amounts reflect annual contributions by ACC to our 401(k) Plan.
(7) Jerald N. Fritz is paid compensation by ACC for services to us and Perpetual. Perpetual has reimbursed ACC for $31,000, $34,000 and $31,500 of the compensation shown in the table for Mr. Fritz in Fiscal 2000, 2001 and 2002, respectively.

   We do not have a Compensation Committee of our Board of Directors. Compensation of executive officers is determined by Joe L. Allbritton, Robert
L. Allbritton and Lawrence I. Hebert. Our directors are not separately compensated for membership on the Board of Directors.

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                          OWNERSHIP OF CAPITAL STOCK

   The authorized capital stock of ACC consists of 20,000 shares of common stock, par value $0.05 per share (the "ACC Common Stock"), all of which is outstanding, and 1,000 shares of preferred stock, 200 shares of which have been designated for issue as Series A Redeemable Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), no shares of which are issued and outstanding.

ACC Common Stock

   Joe L. Allbritton controls Perpetual. Perpetual owns 100% of the outstanding common stock of AGI, and AGI owns 100% of the outstanding ACC Common Stock. There is no established public trading market for ACC Common Stock.

   Each share of ACC Common Stock has an equal and ratable right to receive dividends when and as declared by the Board of Directors of ACC out of assets legally available therefor.

   In the event of a liquidation, dissolution or winding up of ACC, holders of ACC Common Stock are entitled to share ratably in assets available for distribution after payments to creditors and to holders of any preferred stock of ACC that may at the time be outstanding. The holders of ACC Common Stock have no preemptive rights to subscribe to additional shares of capital stock of ACC. Each share of ACC Common Stock is entitled to one vote in elections of directors and all other matters submitted to a vote of ACC's stockholder.

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                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                            (dollars in thousands)

Distributions to Related Parties

   ACC has periodically made advances in the form of distributions to Perpetual. For Fiscal 2000, 2001 and 2002 and the three months ended December 31, 2002, ACC made cash advances to Perpetual of $275,024, $197,680, $342,567 and $12,420, respectively. For Fiscal 2000, 2001 and 2002 and the three months ended December 31, 2002, Perpetual made repayments on these cash advances of $249,291, $174,100, $342,615 and $3,209, respectively. The advances to
Perpetual are non-interest bearing and, as such, do not reflect market rates of interest-bearing loans to unaffiliated third parties. In addition, ACC was charged by Perpetual and made payments to Perpetual for federal and state income taxes in the amount of $8,808, $4,500 and $186 during Fiscal 2000, 2001 and 2002, respectively. During the three months ended December 31, 2002, ACC was charged by Perpetual for federal and state income taxes in the amount of $722, and ACC made payments to Perpetual for such taxes of $2,378. The net change in distributions to related parties during Fiscal 2000, 2001 and 2002 and the three months ended December 31, 2002 was an increase (decrease) of $25,733, $23,580, $(48) and $10,867, respectively. As a result of making advances of tax payments in accordance with the terms of the tax sharing agreement between ACC and Perpetual, we earned interest income from Perpetual in the amount of $303, $213, $92 and $44 during Fiscal 2000, 2001 and 2002 and the three months ended December 31, 2002. See "--Income Taxes" below.

   Additionally, because Perpetual has historically filed consolidated federal and Virginia state income tax returns including the operating results of both ACC and Allnewsco, certain tax benefits were realized by Perpetual associated with Allnewsco's net operating losses in the consolidated tax returns. In accordance with SFAS No. 109, the combined results of ACC and Allnewsco have been adjusted to reflect the historical tax benefits which would have been recorded for financial reporting purposes by the combined entity during each period presented. The benefit recorded during Fiscal 2000, 2001 and 2002 was $2,681, $2,630 and $1,810, respectively. During Fiscal 2002, our combined results reflect a combined benefit from federal income taxes of $2,571. This benefit was effectively distributed to Perpetual as such benefit will not be recognized in future years pursuant to the terms of the tax sharing agreement between the companies.

   At present, the primary source of repayment of net advances is through our ability to pay dividends or make other distributions, and there is no immediate intent for the amounts to be repaid. Accordingly, these advances have been treated as a reduction of stockholder's investment and are described as "distributions" in our consolidated financial statements.

   Perpetual historically advanced cash to Allnewsco in the form of unsecured demand notes bearing interest at a rate of 7.5%. Notes issued during Fiscal 2000, 2001 and 2002 amounted to $3,083, $2,493 and $3,895, respectively, with no cash repayments during any of these years. Effective September 28, 2001, Allnewsco authorized the issuance of 67,000 shares of common stock to Perpetual in exchange for the reclassification of $46,291 and $20,709 from notes payable and accrued interest payable, respectively. The reclassification resulted in an increase in capital in excess of par value in our consolidated financial statements. The notes payable from Allnewsco to Perpetual are included in distributions to owners in our consolidated financial statements, conforming the presentation of cash transactions between ACC, Allnewsco and Perpetual. As we did not acquire or assume amounts due from Allnewsco to Perpetual, no amount is outstanding from us under such notes at December 31, 2002.

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   During Fiscal 1991, we loaned $20,000 to Allnewsco. The $20,000, 11.06% note receivable from Allnewsco was due in January 2008, with the principal balance also due upon demand. Since our historical consolidated financial statements have been restated to reflect the combined results of the Company and Allnewsco as of the beginning of the earliest period presented, the loan amount as well as the related interest income/expense have been eliminated as intercompany transactions for all periods presented. At closing of the Allnewsco transaction, we cancelled the $20,000 note as part of the consideration for the acquisition.

   Under the terms of the agreements governing our indebtedness, future advances, distributions and dividends to related parties are subject to certain restrictions. We anticipate that, subject to such restrictions, applicable law and payment obligations with respect to the notes and our other debt, ACC will make advances, distributions or dividends to related parties in the future.

Management Fees

   We paid management fees of $500, $500, $600 and $125 to Perpetual for Fiscal 2000, 2001 and 2002 and the three months ended December 31, 2002, respectively. We also paid executive compensation in the form of management fees to Joe L. Allbritton in the amount of $550 for each of Fiscal 2000, 2001 and 2002 and to Robert L. Allbritton in the amount of $190, $200 and $200 during Fiscal 2000, 2001 and 2002, respectively. Management fees of $138 and $50 were paid to Joe
L. Allbritton and Robert L. Allbritton, respectively, during the three months ended December 31, 2002. We expect to pay total management fees to Perpetual, Joe L. Allbritton and Robert L. Allbritton during Fiscal 2003 of approximately $500, $550 and $200, respectively. We believe that payments to Perpetual, Joe
L. Allbritton and Robert L. Allbritton will continue in the future and that the amount of the management fees is at least as favorable to us as those prevailing for comparable transactions with or involving unaffiliated parties.

Income Taxes

   Our operations are included in a consolidated federal income tax return filed by Perpetual. In accordance with the terms of a tax sharing agreement between ACC and Perpetual, ACC is required to pay to Perpetual its federal income tax liability, computed based upon statutory federal income tax rates applied to our consolidated taxable income. We file separate state income tax returns with the exception of Virginia, which is included in a combined state income tax return filed by Perpetual. In accordance with the terms of the tax sharing agreement, we are required to pay to Perpetual our combined Virginia income tax liability, computed based upon statutory Virginia income tax rates applied to our combined Virginia net taxable income. Taxes payable to Perpetual are not reduced by losses generated in prior years by us. In addition, the amounts payable by us to Perpetual under the tax sharing agreement are not reduced if losses of other members of the Perpetual group are utilized to offset our taxable income for purposes of the Perpetual consolidated federal or Virginia state income tax returns.

   The provision for income taxes is determined in accordance with SFAS No. 109, which requires that the consolidated amount of current and deferred income tax expense for a group that files a consolidated income tax return be allocated among members of the group when those members issue separate financial statements. Perpetual allocates a portion of its consolidated current and deferred income tax expense to us as if we and our subsidiaries were separate taxpayers. We record deferred tax assets, to the extent it is considered more likely than not that such assets will be realized in future periods, and deferred tax liabilities for the tax effects of the differences between the bases of its assets and liabilities for tax and financial reporting purposes. To the extent a deferred tax asset would be recorded due to the incurrence of losses for federal or Virginia state income tax purposes, any such benefit recognized is effectively distributed to Perpetual as such benefit will not be recognized in future years pursuant to the tax sharing agreement.


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Office Space

   ACC leases corporate headquarters space from Riggs Bank, which owns office buildings in Washington, D.C. Riggs Bank is a wholly-owned subsidiary of Riggs. According to the most recently filed Schedule 13D amendment, approximately 41.3% of the common stock of Riggs is deemed to be beneficially owned by Riggs' Vice Chairman, Joe L. Allbritton, and 7.2% of the common stock is deemed to be beneficially owned by Riggs' director, Barbara B. Allbritton, including in each case 7.1% of the common stock of which Mr. and Mrs. Allbritton share beneficial ownership. During Fiscal 2000, 2001 and 2002 and the three months ended December 31, 2002, ACC paid Riggs Bank $283, $297, $328 and $82, respectively, for the office space. ACC expects to pay a total of approximately $335 for such space during Fiscal 2003. We believe that the terms of the lease are substantially the same or at least as favorable to ACC as those prevailing for comparable leases involving nonaffiliated companies.

Local Advertising Revenues

   We generated $378, $191 and $44 in advertising revenues from Riggs Bank during Fiscal 2000, 2001 and 2002, respectively. While WJLA and NewsChannel 8 did not generate any advertising revenues from Riggs Bank during the three months ended December 31, 2002, the amount of total advertising, if any, that Riggs Bank may purchase on WJLA or NewsChannel 8 in the future is unknown. We believe that the terms of the transactions are substantially the same or at least as favorable to ACC as those prevailing for comparable transactions with or involving nonaffiliated companies.

Company Aircraft

   During Fiscal 2001 and 2002, Riggs utilized our aircraft on several occasions and was charged $20 and $27, respectively, for such usage. Riggs did not use our aircraft in Fiscal 2000 or during the three months ended December 31, 2002. We do not know whether Riggs will utilize the aircraft during the remainder of Fiscal 2003. The rates charged for use of the aircraft represent the maximum rates allowed by the Federal Aviation Administration for non-charter companies. Such rates are not comparable to rates charged by charter companies.

Internet Services

   We have entered into various agreements with Irides, LLC ("Irides") to provide certain of our stations with web site design, hosting and maintenance services. Irides is a wholly-owned subsidiary of Allbritton New Media, Inc. ("ANMI") which in turn is an 80%-owned subsidiary of Perpetual. The remaining 20% of ANMI is owned by Robert L. Allbritton, who has options to acquire up to a total of 80% ownership of ANMI. We incurred fees of $209, $167, $110 and $30 to Irides during Fiscal 2000, 2001 and 2002 and the three months ended December 31, 2002, respectively. We expect to pay fees to Irides for services performed totaling approximately $110 during Fiscal 2003. We believe that the terms and conditions of the agreements are substantially the same or at least as favorable to us as those prevailing for comparable transactions with or involving nonaffiliated companies.

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                      DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facility

   Our senior credit facility provides for borrowings of up to $70.0 million. Borrowings under the facility bear interest at rates from prime plus 0.25% to prime plus 1.50% or LIBOR plus 1.50% to 2.75%, depending upon certain financial operating tests. Our obligations under the facility are secured by a pledge of all of the stock of ACC and all of the stock of ACC's subsidiaries held directly or indirectly by ACC. The facility will expire March 27, 2006. The notes are subordinated to the prior payment in full in cash or cash equivalents of all our obligations under our senior credit facility. As of December 31, 2002, the amount outstanding under the senior credit facility was $22.0 million. See "Description of the Exchange Notes--Subordination."

   Fleet National Bank, an affiliate of Fleet Securities, Inc., one of the initial purchasers of the initial notes, is the agent and a lender under the senior credit facility. Deutsche Bank Securities Inc., one of the initial purchasers of the initial notes, is the documentation agent under, and an affiliate of Deutsche Bank Securities Inc. is a lender under, the senior credit facility.

Capital Leases

   At December 31, 2002, we had $1.0 million outstanding under certain capital lease agreements with Fleet Capital Corporation, an affiliate of Fleet Securities, Inc., one of the initial purchasers of the initial notes, which constitutes senior debt to which the notes are subordinated. All commitments under the agreements have expired, and outstanding drawings are being amortized over a five-year period with principal and interest paid monthly through November 2006. Our obligations are secured by the equipment under lease and bear interest at various rates ranging from 6.45% to 7.43%. ACC leases the equipment for the duration of the lease (usually for a term of five years), and may, with the consent of the lessor, sublease the equipment to a subsidiary. Ownership of the equipment reverts to ACC or such subsidiary, as the case may be, at the end of the lease term. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Indebtedness."

9 3/4% Senior Subordinated Debentures due 2007

   On December 6, 2002, we commenced a cash tender offer to purchase all of our outstanding 9 3/4% senior subordinated debentures due 2007 at a price of $1,034 plus accrued and unpaid interest for each $1,000 principal amount of 9 3/4% debentures tendered. In connection with the tender offer, we solicited and obtained the necessary consents to amend the indenture pursuant to which the 93/4% debentures were issued to eliminate substantially all the restrictive covenants and certain events of default. We paid $5.00 for each $1,000 principal amount of 9 3/4% debentures that consented to the amendment prior to 5:00 p.m. on December 20, 2002. On January 7, 2003, we accepted for payment and purchased $255.6 million principal amount of 9 3/4% debentures validly tendered and not withdrawn.

   On January 21, 2003, we redeemed the $19.4 million principal amount of 9 3/4% debentures not tendered in the tender offer at a redemption price of 103.9% of the face value of the 9 3/4% debentures, plus accrued interest. See "Use of Proceeds."

8 7/8% Senior Subordinated Notes due 2008

   Our 8 7/8% senior subordinated notes are general unsecured senior subordinated obligations of ACC and rank pari passu in right of payment with the notes. The 8 7/8% notes total $150 million in aggregate principal amount and mature on February 1, 2008.

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   The indenture pursuant to which the 8 7/8% notes were issued contains certain covenants including, but not limited to, covenants with respect to the following matters: (i) limitations on the incurrence of debt and issuance of preferred stock; (ii) limitations on other subordinated debt; (iii) limitations on making restricted payments; (iv) limitations on transactions with affiliates; (v) limitations on dividend and other payment restrictions affecting subsidiaries; (vi) limitations on liens; (vii) limitations on sale of assets and subsidiary stock; and (viii) limitations on merger, consolidation or sale of substantially all assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Indebtedness."

   Immediately following the closing of the sale of the additional notes, we issued a notice of redemption to the holders of our 8 7/8% notes to redeem all notes at a redemption price of 104.438% of the face value of the 8 7/8% notes, plus accrued interest. The redemption date will be March 10, 2003.

Offering of Additional 7 3/4% Senior Subordinated Notes due 2012

   On February 6, 2003, we issued an additional $180.0 million principal amount of our 7 3/4% senior subordinated notes due 2012. The additional notes, the initial notes and the exchange notes will be issued under the same indenture and will be a single class of securities for all purposes under the indenture. However, the exchange notes are not being offered in exchange for the additional notes.

   On February 6, 2003, we entered into a registration rights agreement with the purchasers of the additional notes in which we agreed to use our best efforts to make an offer to exchange the additional notes for registered, publicly tradable notes that have substantially identical terms as the additional notes. We will use our best efforts to issue in the exchange offer for the additional notes the same exchange notes that we issue in the exchange offer for the initial notes so that, following the completion of the exchange offers for the initial notes and the additional notes, there will be only one class of registered, publicly tradable notes outstanding.

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                                EXCHANGE OFFER

Purpose of Exchange Offer

   In connection with the sale of the initial notes, ACC entered into a registration rights agreement with the initial purchasers in which ACC agreed, for the benefit of the holders of the initial notes, to use its best efforts, at its own expense, to:

  . file with the Commission no later than February 3, 2003 the exchange offer registration statement with respect to the exchange offer for the exchange notes, which will have terms identical to those of the initial notes, except that the exchange notes will not contain transfer restrictions or provide for interest rate increases;

  . cause the exchange offer registration statement to be declared effective under the Securities Act no later than April 19, 2003; and

  .   complete the exchange offer no later than May 19, 2003.

   The exchange offer being made here, if completed no later than May 19, 2003, will satisfy those requirements under the registration rights agreement. If we are unable to complete the exchange offer, we will be obligated under our registration rights agreement to file a shelf registration statement with the Commission registering the initial notes for resale by the holders of the initial notes.

   This prospectus, together with the letter of transmittal, is being sent to all record holders of initial notes as of February 10, 2003.

   We are making the exchange offer in reliance on the position of the Commission as set forth in several no-action letters to third parties. However, we have not sought our own no-action letter. Based on these interpretations by the Commission, but subject to the immediately following sentence, ACC believes that the exchange notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by holders thereof without further compliance with the registration and prospectus delivery requirements of the Securities Act. However, any purchaser of initial notes who is an "affiliate" of ACC or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

  . will not be able to rely on the interpretation by the staff of the Commission set forth in the no-action letters described above;

  .   will not be able to tender initial notes in the exchange offer; and

  . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the initial notes, unless the sale or transfer is made under an exemption from those requirements.

   Each holder of the initial notes who wishes to exchange initial notes for exchange notes in the exchange offer will be required to make certain representations, including representations that:

  .   it is not an "affiliate";

  . it is not a broker-dealer tendering initial notes acquired directly from ACC or if it is such a broker-dealer, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

  . any exchange notes to be received by it will be acquired in the ordinary course of its business;

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

  . it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the Securities Act; and

  . it is not acting on behalf of any person who could not truthfully make the representations described in the four preceding bullet points.

   In addition, in connection with any resales of exchange notes, any broker-dealer who acquired initial notes for its own account (referred to in this prospectus as a participating broker-dealer) as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the initial notes, with the prospectus contained in the exchange offer registration statement. ACC has agreed to make available for a period of up to 120 days from the date of this prospectus a prospectus meeting the requirements of the Securities Act to any participating broker-dealer and any other persons, if any, with similar prospectus delivery requirements, for use in connection with any resale of exchange notes. A participating broker-dealer or any other person that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the registration rights agreement, including certain indemnification rights and obligations provided for in the registration rights agreement.

   If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, a distribution of the exchange notes. If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for initial notes that were acquired as a result of market making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

Terms of the Exchange Offer

   Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all initial notes validly tendered and not withdrawn prior to 5:00 p.m. New York City time, on the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for $1,000 principal amount of outstanding initial notes accepted in the exchange offer. You may tender some or all of your initial notes pursuant to the exchange offer. However, initial notes may be tendered only in integral multiples of $1,000. The exchange notes are not being offered in exchange for the additional notes.

   The form and terms of the exchange notes are the same as the form and terms of the initial notes except that (i) the exchange notes have been registered under the Securities Act and will not bear legends restricting their transfer and (ii) the holders of the exchange notes will not be entitled to certain rights under our registration rights agreement, which rights will terminate upon consummation of the exchange offer. The exchange notes will evidence the same debt as the initial notes, will be issued under the same indenture as the initial notes and will be entitled to the benefits of the indenture.

   As of the date of this prospectus, $275.0 million aggregate principal amount of the initial notes was outstanding. We have fixed the close of business on February 10, 2003, as the record date for the exchange offer for purposes of determining the person to whom this prospectus and the letter of transmittal will be mailed initially.

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   In connection with the issuance of the initial notes, we arranged for the initial notes originally purchased by qualified institutional buyers and those sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of The Depository Trust Company, or DTC, acting as depository. Except as described under "Book-Entry; Delivery and Form," the exchange notes will be issued in the form of a global note registered in the name of DTC or its nominee and each beneficial owner's interest in it will be transferable in book-entry form through DTC. See "Book-Entry; Delivery and Form."

   You do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder, including Rule 14e-1 thereunder.

   We will be deemed to have accepted validly tendered initial notes when, as and if we have given oral or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

   If any tendered initial notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted initial notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date.

   You will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of initial notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. Please refer to "--Fees and Expenses."

Expiration Date, Extensions, Amendments

   The expiration date of the exchange offer shall be 5:00 p.m., New York City time, on March 17, 2003 unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended.

   To extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

   We reserve the right, in our sole discretion, (1) to delay accepting any initial notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "--Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent or (2) to amend the terms of the exchange offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and, depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer for a period of five to 10 business days if the exchange offer would otherwise expire during such five to 10 business day period.

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   Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, and subject to applicable laws, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release through an appropriate news agency.

Interest on the Exchange Notes

   The exchange notes will bear interest from December 20, 2002, the date of issuance of the initial notes. Accordingly, holders of initial notes that are accepted for exchange will not receive interest on the initial notes that is accrued but unpaid at the time of tender.

   Interest on the exchange notes will be payable semi-annually on each June 15 and December 15, commencing on the first such date following their date of issuance.

Procedures for Tendering

   Only a holder of initial notes may tender such notes in the exchange offer. To tender in the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or such facsimile, together with the initial notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the initial notes, letter of transmittal and other required documents must be received by the exchange agent at the address set forth below under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the initial notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

   The tender by you and the acceptance by us will constitute agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

   The method of delivery of initial notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your respective brokers, dealers, commercial banks, trust companies or nominees to tender your initial notes on your behalf.

   If your initial notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should contact the registered holder promptly and instruct it to tender on your behalf. If you, as beneficial owner, wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivery of initial notes, either make appropriate arrangements to register ownership of the initial notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable period of time.

   Signatures on the letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, each an eligible institution, unless the initial notes are tendered

  . by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal or

  .   for the account of an eligible institution.

   If the letter of transmittal is signed by a person other than the registered holder of any initial notes listed in the letter of transmittal, those initial notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on those initial notes with the signature on the bond power guaranteed by an eligible institution.

   If the letter of transmittal or any initial notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

   We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the initial notes at the book-entry transfer facility of The Depository Trust Company for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the initial notes by causing such book-entry transfer facility to transfer the initial notes into the exchange agent's account with respect to the initial notes in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of the initial notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee, or an agent's message if the tendering holder does not deliver a letter of transmittal, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent. The term agent's message means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from its participant tendering initial notes which are the subject of this book-entry confirmation that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the letter of transmittal against the participant.

   All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered initial notes and withdrawal of tendered initial notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular initial notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine.

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

   Although we intend to request the exchange agent to notify you of defects or irregularities with respect to tenders of your initial notes, neither we, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of initial notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any initial notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Guaranteed Delivery Procedures

   If you wish to tender initial notes and (1) they are not immediately available or (2) you cannot deliver your initial notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent before the expiration date or (3) you cannot comply with the procedures for book-entry transfer prior to the expiration date, you may still effect a tender if:

      .  the tender is made through an eligible institution;

      . prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, setting forth your name and address, the certificate number(s) of your initial notes and the principal amount of initial notes tendered, stating that a tender of initial notes is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile of the letter of transmittal, together with the certificate(s) representing the initial notes, or a confirmation of book-entry transfer of the initial notes into the exchange agent's account at the book-entry transfer facility along with an agent's message if you do not deliver a letter of transmittal, and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

      . such properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as the certificate(s) representing all tendered initial notes in proper form for transfer, or a confirmation of book-entry transfer of the initial notes into the exchange agent's account at the book-entry transfer facility along with an agent's message if you do not deliver a letter of transmittal, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

   Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their initial notes according to the guaranteed delivery procedures set forth above.

Withdrawals of Tenders

   Tenders of initial notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

   To withdraw a tender of initial notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth below prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must

      . specify the name of the person having deposited the initial notes to be withdrawn,

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

      . identify the initial notes to be withdrawn, including the certificate number(s) and principal amount of the initial notes, or, in the case of initial notes transferred by book-entry transfer, the name and number of the account at the book-entry transfer facility to be credited,

      . be signed by the holder in the same manner as the original signature on the letter of transmittal by which the initial notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the initial notes register the transfer of the initial notes into the name of the person withdrawing the tender, and

      . specify the name in which any initial notes are to be registered, if different from that of the depositor.

   A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made. All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us, whose determination shall be final and binding on all parties. Any initial notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect to withdrawn initial notes unless the initial notes so withdrawn are validly retendered. Any initial notes that have been tendered but that are not accepted for exchange will be returned to the holder without cost to the holder as soon as practicable after withdrawal, rejection of tendered notes or termination of the exchange offer. Properly withdrawn initial notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the expiration date.

Conditions

   Notwithstanding any other term of the exchange offer, we shall not be required to accept for exchange, or to exchange exchange notes for, any initial notes, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the initial notes, if:

      . any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our sole judgment, might materially impair our ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us; or

      . any change, or any development involving a prospective change, in our business or financial affairs has occurred that, in our sole judgment, might materially impair our ability to proceed with the exchange offer; or

      . any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted that, in our sole judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

      . a change occurs in the current interpretation by the staff of the Commission that permits the exchange notes issued pursuant to the exchange offer in exchange for initial notes to be offered for resale, resold and otherwise transferred by holders, other than broker-dealers and any holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that the exchange notes are acquired in the ordinary course of the holders' business and the holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes; or

      . any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated in this prospectus.

   If we determine in our sole discretion that any of the conditions are not satisfied, we may (1) refuse to accept any initial notes and return all tendered initial notes to the tendering holders, (2) extend the exchange offer and retain all initial notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw the initial notes as described under "--Withdrawal of Tenders" or (3) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered initial notes that have not been withdrawn. If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and, depending upon the significance of the waiver and the manner of disclosure to the registered holders, we will extend the exchange offer for a period of five to 10 business days if the exchange offer would otherwise expire during that five to 10 day period.

   The foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, in our sole discretion, although we have no current intention of doing so. Any determination made by us concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

Exchange Agent

   U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notice of guaranteed delivery should be directed to the exchange agent addressed as follows:

   U.S. Bank National Association
   Corporate Trust Services
   180 East Fifth Street
   St. Paul, MN 55101
   Attention: Specialized Finance

   By facsimile:

   (651) 244-1537
   Confirm: (651) 244-1197
   Attention: Specialized Finance

   Questions:

   1-800-934-6802

Fees and Expenses

   We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers and regular employees and our affiliates.

   We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will

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

reimburse it for its reasonable out-of-pocket expenses in connection with its services and pay other registration expenses, including fees and expenses of the trustee, filing fees, blue sky fees, if any, and printing and distribution expenses.

   We will pay all transfer taxes, if any, applicable to the exchange of the initial notes pursuant to the exchange offer. If, however, certificates representing the exchange notes or the initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the initial notes tendered, or if tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of the initial notes pursuant to the exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other person, will be payable by the tendering holder. If satisfactory evidence of payment of transfer taxes or exemption from transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

   The exchange notes will be recorded at the same carrying value as the initial notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the exchange offer and the expenses related to the issuance of the initial notes (which are expected to total approximately $4.8 million) will be amortized over the term of the notes.

Consequences of Failure to Exchange

   As a result of the making of this exchange offer, we will have fulfilled one of our obligations under our registration rights agreement, and holders of initial notes who do not tender their initial notes will not, except under limited circumstances related to a holder's inability to participate in the exchange offer as a matter of law or Commission policy, have any further registration rights under our registration rights agreement or otherwise. Accordingly, if you do not exchange your initial notes for exchange notes, you will continue to hold the untendered initial notes and will be entitled to all the rights and limitations applicable to initial notes under the indenture, except to the extent the rights or limitations that, by their terms, terminate or cease to have further effectiveness as a result of the exchange offer.

   The initial notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, those initial notes may be resold only

  .   to us upon redemption of the initial notes or otherwise,

  .   pursuant to an effective registration statement under the Securities Act,

  . so long as the initial notes are eligible for resale pursuant to Rule 144A, to a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A,

  . outside the United States to a foreign person pursuant to the exemption from the registration requirements of the Securities Act provided by Regulation S thereunder, or

  . pursuant to another available exemption from the registration requirements of the Securities Act,

in each case in accordance with any applicable securities laws of any state of the United States.

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

   Accordingly, if any initial notes are tendered and accepted in the exchange offer, the trading market for the untendered initial notes could be adversely affected. Please refer to "Risk Factors--Risks Relating to the Exchange Offer--Your failure to participate in the exchange offer will have adverse consequences" and "--Termination of Certain Rights."

Termination of Certain Rights

   You will not be entitled to certain rights under our registration rights agreement following the consummation of the exchange offer. The rights that will terminate are (1), except in limited circumstances related to a holder's inability to participate in the exchange offer as a matter of law or Commission policy, the right to have us file with the Commission and use our best efforts to have declared effective a shelf registration statement to cover resales of the initial notes and (2) the right to receive additional interest if the exchange offer is not completed by May 19, 2003 or the shelf registration statement is not declared effective by May 19, 2003.

Other

   Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

   No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to, nor will tenders be accepted from or, on behalf of, holders of initial notes in any jurisdiction in which the making of the exchange offer or the acceptance of the exchange offer would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of initial notes in the jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers which are licensed under the laws of the jurisdiction.

   We may in the future seek to acquire untendered initial notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any initial notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered initial notes.

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

                       DESCRIPTION OF THE EXCHANGE NOTES

   The exchange notes offered hereby will be issued pursuant to an indenture dated as of December 20, 2002 (the "Indenture") between ACC and U.S. Bank National Association, as successor-in-interest to State Street Bank and Trust Company, as trustee (the "Trustee"). The terms of the exchange notes and the initial notes will be substantially identical to each other, except as described below. Under the terms of the Indenture, the covenants and events of default will apply equally to the exchange notes, the initial notes and the additional notes and the exchange notes, the initial notes and the additional notes will be treated as one class for all actions to be taken by the holders thereof and for determining their respective rights under the Indenture. The terms of the exchange notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"), as in effect on the date of the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Trust Indenture Act. The exchange notes are subject to all such provisions, and we refer you to the Indenture, which we have filed as an exhibit to the registration statement of which this prospectus is a part. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." The initial notes, the exchange notes and the additional notes are sometimes referred to herein, collectively, as the "notes."

General

   The notes are general senior subordinated obligations of ACC and are subordinated in right of payment to all existing and future Senior Debt of ACC and rank pari passu in right of payment with ACC's existing 8 7/8% Notes (which have been called for redemption on March 10, 2003).

   As of the date of the Indenture, all of ACC's Subsidiaries were Restricted Subsidiaries; however, under certain circumstances, ACC will be able to designate certain current Subsidiaries or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

Principal, Maturity and Interest

   The exchange notes will be limited, together with the initial notes, in aggregate principal amount to $275.0 million. The notes mature on December 15, 2012. Additional notes may be issued from time to time, subject to the limitations set forth under "--Certain Covenants--Limitations on Incurrence of Additional Debt and Issuance of Preferred Stock." Interest on the notes accrues at the rate of 7 3/4% per annum and is payable in cash, semi-annually in arrears, on June 15 and December 15 of each year, commencing on June 15, 2003, to Holders of record on the immediately preceding June 1 and December 1. The notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of, premium, if any, and interest on the notes will be payable, and the notes are transferable, at the office or agency of ACC maintained for such purpose within the City and State of New York or, at the option of ACC, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders. ACC may require the holders of the notes to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges of the notes. Initially, the Trustee will act as paying agent and registrar under the Indenture.

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

Optional Redemption

   Except as set forth below, the exchange notes, like the initial notes, will not be redeemable at ACC's option prior to December 15, 2007. Thereafter, the notes will be subject to redemption, at the option of ACC, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to the applicable date of redemption, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

                         Year                Percentage
                         ----                ----------
                         2007...............  103.875%
                         2008...............  102.583
                         2009...............  101.292
                         2010 and thereafter  100.000

   In addition, at any time on or prior to December 15, 2005, ACC will have the option to redeem up to 35% of the aggregate principal amount of the notes originally issued at a redemption price equal to 107.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the applicable date of redemption, with the net proceeds of one or more public offerings of ACC Common Stock; provided that at least 65% of the aggregate principal amount of the notes originally issued remains outstanding immediately after the occurrence of such redemption; and, provided further, that each such redemption shall occur within 60 days of the date of the closing of the applicable public offering.

   Furthermore, at any time prior to December 15, 2005, upon a Change of Control (as defined herein), ACC will have the option to redeem the notes, in whole or in part, within 180 days of such Change of Control, at a redemption price equal to the sum of (i) the principal amount thereof, plus (ii) accrued and unpaid interest, if any, to the applicable date of redemption, plus (iii) the Applicable Premium.

   "Applicable Premium" means, with respect to a note, the greater of (i) 1.0% of the then outstanding principal amount of such note and (ii) (a) the present value of all remaining required interest and principal payments due on such note and all premium payments relating thereto assuming a redemption date of December 15, 2007, computed using a discount rate equal to the Treasury Rate plus 50 basis points minus (b) the then outstanding principal amount of such note and minus (c) accrued and unpaid interest paid on the date of redemption.

   "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days prior to the date fixed for repayment (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining term to December 15, 2007; provided, however, that if the then remaining term to December 15, 2007 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term to December 15, 2007 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.


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

No Mandatory Redemption

   ACC will not be required to make mandatory redemption or sinking fund payments with respect to the notes.

Selection and Notice of Redemption

   If less than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions of them called for redemption.

Offers to Purchase

   Upon the occurrence of a Change of Control or certain Asset Sales, the Indenture requires, under certain circumstances, that ACC make an offer to purchase notes in the amount and at the purchase price specified therein. See "--Change of Control" and "--Certain Covenants--Limitations on Asset Sales." Any such offer is required to remain open for a period of 20 business days following its commencement, except to the extent that a longer period is required by applicable law. No later than five business days after the termination of such an offer, ACC is required to purchase the specified principal amount of the notes tendered or, if a lesser amount of the notes has been tendered, all of the tendered notes, upon the terms specified in the Indenture.

Change of Control

   In the event of a Change of Control, unless irrevocable notice of redemption for all of the notes is given within 30 days after the occurrence of such Change of Control in accordance with the provisions described under "--Optional Redemption," ACC is required to make an offer to purchase, on the last business day of the fiscal quarter of ACC next following the occurrence of such Change of Control, all of the notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. Prior to the commencement of any such offer, but in any event within 90 days after the occurrence of a Change of Control, ACC will (i) to the extent then required to be repaid, repay in full all outstanding Senior Debt or (ii) obtain the requisite consents, if required, under agreements governing such Senior Debt to permit the redemption of notes. In the event that a Change of Control occurs and the Holders exercise their right to require ACC to purchase notes, if such purchase constitutes a "tender offer" for the purposes of Rule 14e-1 under the Exchange Act at that time, ACC will comply with the requirements of Rule 14e-1 as then in effect with respect to such purchase.

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

Subordination

   The payment of principal of, premium, if any, and interest on the notes is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred.

   Upon any distribution to creditors of ACC in a liquidation or dissolution of ACC or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to ACC or its property, or in an assignment for the benefit of creditors or any marshalling of ACC's assets and liabilities, the holders of Senior Debt will be entitled to receive irrevocable payment in full in cash or Cash Equivalents reasonably satisfactory to such holders of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, regardless of whether such post-petition interest is allowed in such proceeding) before the Holders will be entitled to receive any payment with respect to the notes; and until all Obligations with respect to Senior Debt are irrevocably paid in full in cash or Cash Equivalents reasonably satisfactory to the holders of Senior Debt, any distribution to which the Holders would be entitled will be made to the holders of Senior Debt (except that, in either case, Holders may receive securities that are subordinated at least to the same extent as the Notes to (a) Senior Debt and (b) any securities issued in exchange for Senior Debt that have a maturity no earlier than that of the notes).

   ACC also may not make any payment upon or in respect of the notes (except in such subordinated securities) if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from ACC or the holders of any Designated Senior Debt. Payments on the notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

   The Indenture also requires that ACC promptly notify the holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

   As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders may recover less ratably than creditors of ACC who are holders of Senior Debt or other creditors of ACC who are not subordinated to holders of Senior Debt. As of December 31, 2002, after giving pro forma effect to the borrowings under the senior credit facility in connection with the purchase and redemption of the 9 3/4% Debentures and the repayment of borrowings under the senior credit facility with a portion of the proceeds from the sale of the additional notes, the principal amount of Senior Debt outstanding would have been approximately $22.5 million. The Indenture limits, subject to certain financial tests, the amount of additional Debt, including Senior Debt, that ACC and its Restricted Subsidiaries may incur. See "--Certain Covenants--Limitations on Incurrence of Debt and Issuance of Preferred Stock."

   "Designated Senior Debt" means (i) so long as any Senior Bank Debt is outstanding, the Senior Bank Debt and (ii) thereafter, any other Senior Debt permitted under the Indenture, the

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principal amount of which is $25.0 million or more and that has been designated by ACC as "Designated Senior Debt."

   "Senior Bank Debt" means the Debt now or hereafter outstanding under the Senior Credit Facility, as such agreement may be restated, further amended, supplemented or otherwise modified or replaced from time to time hereafter, together with any refunding or replacement of such Debt, to the extent that any such Debt was permitted by the Indenture to be incurred.

   "Senior Debt" means (a) the Senior Bank Debt, (b) all additional Debt that is permitted under the Indenture that is not by its terms pari passu with or subordinated to the notes, (c) all Obligations of ACC with respect to the foregoing clauses (a) and (b), including post-petition interest and (d) all (including all subsequent) renewals, extensions, amendments, refinancings, repurchases or redemptions, modifications, replacements or refundings thereof (whether or not coincident therewith) that are permitted by the Indenture. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include (i) any Debt of ACC to any of its Restricted Subsidiaries, (ii) any Debt incurred for the purchase of goods or materials or for services obtained in the ordinary course of business (other than with the proceeds of borrowings from banks or other financial institutions), (iii) any Debt incurred in violation of the Indenture or (iv) the 8 7/8% Notes, which have been called for redemption on March 10, 2003 and rank pari passu in right of payment with the notes.

Certain Covenants

   The Indenture contains, among others, the following covenants discussed below.

  Limitations on Incurrence of Debt and Issuance of Preferred Stock

   The Indenture provides that ACC will not, and will not permit any of its Restricted Subsidiaries to, (i) directly or indirectly, create, incur, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Debt (including Acquired
Debt) or (ii) issue any shares of preferred stock; provided, however, that ACC may (a) issue preferred stock that is not Disqualified Stock at any time and
(b) incur Debt (including Acquired Debt) or issue shares of Disqualified Stock if, in each case, the Debt to Operating Cash Flow Ratio of ACC and its Restricted Subsidiaries at the time of the incurrence of such Debt or the issuance of such shares of Disqualified Stock, after giving pro forma effect thereto, is 7:1 or less; provided further, that any such Debt incurred by ACC that is not Senior Debt shall have a Weighted Average Life to Maturity no shorter than the Weighted Average Life to Maturity of the notes.

   The foregoing limitations do not apply to the incurrence of any of the following (collectively, "Permitted Debt"):

      (i) revolving credit Debt of ACC under the Senior Credit Facility not to exceed $100.0 million at any time outstanding;

      (ii) intercompany Debt between or among ACC and any of its Wholly Owned Restricted Subsidiaries or a Majority Owned Subsidiary made pursuant to an intercompany note in the form attached as an exhibit to the Indenture which provides that any such Debt of ACC is subordinated to the Notes; provided, that (x) any disposition, pledge or transfer of any such Debt to a Person (other than ACC or a Wholly Owned Restricted Subsidiary or a Majority Owned Subsidiary) will be deemed to be an incurrence of such Debt by the obligor not permitted by this clause (ii) and (y) any transaction pursuant to which any Wholly

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   Owned Restricted Subsidiary or a Majority Owned Subsidiary that has Debt owing to ACC or any other Wholly Owned Restricted Subsidiary or a Majority Owned Subsidiary ceases to be a Wholly Owned Restricted Subsidiary or a Majority Owned Subsidiary will be deemed to be the incurrence of Debt by ACC or such other Wholly Owned Restricted Subsidiary or a Majority Owned Subsidiary that is not permitted by this clause (ii);

      (iii)  Debt represented by the existing 8 7/8% Notes;

      (iv)  Debt represented by the initial notes and the exchange notes;

      (v)  Debt existing on December 20, 2002, the date of the Indenture;

      (vi) other Debt incurred after December 20, 2002, by ACC in an aggregate principal amount at any time outstanding not to exceed $40.0 million less the sum of (a) the aggregate principal amount of Debt incurred plus (b) the aggregate liquidation preference of preferred stock issued by Restricted Subsidiaries pursuant to clause (vii) of this paragraph;

      (vii) Debt incurred and shares of preferred stock issued by Restricted Subsidiaries, so long as the sum of (a) the aggregate principal amount of all outstanding Debt of Restricted Subsidiaries plus (b) the aggregate liquidation preference of all outstanding preferred stock of Restricted Subsidiaries shall not exceed at any time $20.0 million less the aggregate principal amount of Debt in excess of $20.0 million incurred by ACC pursuant to clause (vi) of this paragraph;

      (viii) the incurrence by ACC or any of its Restricted Subsidiaries of Debt in connection with the acquisition of assets or a new Restricted Subsidiary; provided that such Debt was incurred by the prior owner of such assets or such Restricted Subsidiary prior to such acquisition by ACC or one of its Restricted Subsidiaries and was not incurred in connection with, or in contemplation of, such acquisition by ACC or one of its Restricted Subsidiaries; and, provided further, that the Debt to Operating Cash Flow Ratio of ACC and its Restricted Subsidiaries after giving pro forma effect to such acquisition and such incurrence would be 7:1 or less;

      (ix) Debt in respect of interest rate protection or hedging arrangements entered into by ACC to fix the floating interest rate or float the fixed interest rate of any Debt permitted to be incurred under the Indenture; and

      (x) Debt of ACC incurred in exchange for or the proceeds of which are used to exchange, refinance or refund any of the foregoing Debt so long as
   (a) the principal amount of the Debt incurred does not exceed the principal amount (plus any premium) of the Debt so exchanged, refinanced or refunded, plus the amount of reasonable expenses incurred in connection therewith, (b) the Debt incurred does not have an average life shorter than the average life of the Debt being so exchanged, refinanced or refunded and (c) if applicable, the Debt incurred ranks as subordinated in right of payment to the notes as the Debt being so exchanged, refinanced or refunded.

   The Indenture also provides that ACC will not permit any of its Unrestricted Subsidiaries to incur Debt that would be recourse to ACC or any Restricted Subsidiary or any of their respective assets.

  Limitations on Restricted Payments

   The Indenture provides that ACC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (i) declare or pay any dividend on, or make any payment

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or distribution in respect of, or purchase, redeem or retire for value any
Capital Stock of ACC or any of its Restricted Subsidiaries (except Capital Stock held by ACC or a Wholly Owned Restricted Subsidiary or Majority Owned Subsidiary), other than in exchange for ACC's own Capital Stock (other than Disqualified Stock); (ii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, more than one year prior to a scheduled principal payment or maturity, Debt of ACC that is expressly subordinated in right of payment to the notes; or (iii) make any Restricted Investments (such payments and other actions described in the immediately preceding clauses (i), (ii) and (iii) collectively, "Restricted Payments"), unless at the time of and after giving effect to such proposed Restricted
Payment:

      (a) no Default or Event of Default shall have occurred and be continuing; and

      (b) such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made after June 30, 1992 (net of any Restricted Payments repaid to ACC or any of its Restricted Subsidiaries to the extent not included in clause (2) below and any Restricted Payment made by ACC pursuant to clause (z) below) shall not exceed, at the date of determination, the sum of (1) an amount equal to ACC's Cumulative Operating Cash Flow from June 30, 1992 to the end of ACC's most recently ended full fiscal quarter, taken as a single accounting period, less the product of 1.4 times ACC's Cumulative Total Interest Expense from June 30, 1992 to the end of ACC's most recently ended full fiscal quarter, taken as a single accounting period, plus (2) an amount equal to the net cash proceeds received by ACC as capital contributions to ACC (other than from any of its Restricted Subsidiaries and other than from the return of advances made by Perpetual in connection with the Refinancing) after June 30, 1992, or from the issuance and sale by ACC (other than to any of its Restricted Subsidiaries) after June 30, 1992 of Capital Stock (other than Disqualified Stock), plus (3) $3.5 million.

   The foregoing provisions do not prohibit:

      (w) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

      (x) any transaction with an officer or director of ACC entered into in the ordinary course of business (including compensation or employee benefit arrangements with any officer or director of ACC);

      (y) the payment of any dividend by a Majority Owned Subsidiary to holders of its Capital Stock; and

      (z) so long as no Default or Event of Default shall have occurred and be continuing, one or more Restricted Payments in an aggregate amount of up to $25.0 million on or after December 20, 2002; provided that after giving effect to any such Restricted Payment ACC could incur $1.00 of additional indebtedness under the first paragraph of the covenant entitled "Limitations on Incurrence of Debt and Issuance of Preferred Stock."

   The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of ACC's Board of Directors set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by ACC or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. At the conclusion of each calendar month, ACC will deliver to the Trustee an Officers' Certificate identifying the Restricted Payments made during the prior month, stating that such Restricted Payments were permitted and setting forth the amount of Restricted Payments still available to be made, which calculations may be based upon ACC's latest available financial statements.

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  Limitations on Other Subordinated Debt

   The Indenture provides that ACC will not incur or permit to remain outstanding any Debt that is subordinated or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the notes.

  Limitations on Liens Securing Subordinated Debt

   The Indenture provides that ACC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Debt that is pari passu with or subordinated in right of payment to the notes (other than Permitted Liens) upon any of its property or assets (including intercompany notes), now owned or acquired after the date of the Indenture, or any income or profits therefrom, except if the notes are directly secured equally and ratably with (or prior to, in the case of Liens with respect to Debt that is subordinated in right of payment to the notes) the obligation or liability secured by such Lien.

  Limitations on Transactions with Affiliates

   The Indenture provides that ACC will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, amend or make any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless

      (i) such Affiliate Transaction is on terms that are no less favorable to ACC or the relevant Restricted Subsidiary than those that would be obtained in a comparable transaction with an unrelated Person and

      (ii)  ACC delivers to the Trustee

          (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of ACC's Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the members of ACC's Board of Directors and

          (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing.

Notwithstanding the foregoing, each of the following is deemed not to be an Affiliate Transaction:

             (1) any transaction with an officer or director of ACC entered into in the ordinary course of business (including compensation or employee benefit arrangements with any officer or director of ACC),

             (2) any transaction entered into by ACC or any of its Restricted Subsidiaries with another Restricted Subsidiary of ACC,

             (3)  transactions in existence on the date of the Indenture,

             (4) payments made by ACC substantially in conformity with past practices to reimburse Perpetual for any group insurance policies purchased by Perpetual to the extent that the coverage of such policies includes ACC, its Restricted Subsidiaries and their respective operations,

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             (5)  payments by ACC to Perpetual in respect of tax liabilities pursuant to the terms of the Tax Sharing Agreement, as amended to and in effect on the date of the Indenture or thereafter amended to the extent such subsequent amendment is not disadvantageous to ACC or its Subsidiaries, and

             (6) Restricted Payments permitted under the covenant described above under the caption "--Limitations on Restricted Payments" and any Permitted Investment.

  Limitations on Dividend and Other Payment Restrictions Affecting Subsidiaries

   The Indenture provides that ACC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to

      (i) (a)    pay dividends or make any other distributions to ACC or any of its Restricted Subsidiaries

             (1)  on its Capital Stock or

             (2) with respect to any other interest or participation in, or measured by, its profits, or

          (b)  pay any Debt owed to ACC or any of its Restricted Subsidiaries,

      (ii) make loans or advances to ACC or any of its Restricted Subsidiaries or

      (iii) transfer any of its properties or assets to ACC or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of

          (A)  Debt existing on December 20, 2002,

          (B) Debt permitted to be incurred pursuant to clauses (vi) or (vii) of the second paragraph of the covenant described above under the caption "--Limitations on Incurrence of Debt and Issuance of Preferred Stock" or

          (C) any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the agreements governing such Debt as in effect on December 20, 2002.

  Limitations on Asset Sales

   The Indenture provides that ACC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, engage in any Asset Sale unless

      (i) ACC (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Capital Stock issued or sold or otherwise disposed of and

      (ii) at least 85% of the consideration therefor received by ACC or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided, however, that ACC (or the Restricted Subsidiary, as the case may be) may receive Permitted Asset Sale Consideration in lieu of cash or Cash Equivalents if ACC and its Restricted Subsidiaries could incur, on a

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   pro forma basis after giving effect to such Asset Sale and receipt of such
   Permitted Asset Sale Consideration as if the same had occurred at the beginning of the most recent four full fiscal quarters ending immediately prior to the date of such Asset Sale, at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the covenant described above under the caption "--Limitations on Incurrence of Debt and Issuance of Preferred Stock.''

Within one year after the receipt of any Net Proceeds from any Asset Sale, ACC (or the Restricted Subsidiary, as the case may be) may apply such Net Proceeds, at its option,

      (a)  to retire Senior Debt or

      (b) to the purchase of a controlling interest in another business or to the purchase of capital assets, in each case, in the same line of business as ACC was engaged in on the date of the Indenture.

   When the aggregate amount of Excess Proceeds exceeds $5.0 million, ACC will be required to make an offer to all Holders of notes and, to the extent required by the terms thereof, the holders of Pari Passu Debt (an "Asset Sale Offer"), to purchase the maximum principal amount of notes and any such Pari Passu Debt that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount (or accreted value, as applicable) thereof, plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing Pari Passu Debt, as applicable. To the extent that the aggregate amount of notes and Pari Passu Debt tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, ACC may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes and Pari Passu Debt surrendered exceeds the amount of Excess Proceeds, the Trustee will be required to select the notes and Pari Passu Debt to be purchased on a pro rata basis, based upon the principal amount (or accreted value, as applicable) thereof surrendered in such Asset Sale Offer. Upon completion of such offer to purchase, the amount of Excess Proceeds will be reset at zero.

  Limitations on Merger, Consolidation or Sale of Substantially All Assets

   The Indenture provides that ACC may not consolidate or merge with or into any other Person (whether or not ACC is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for ACC and its Restricted Subsidiaries) in one or more related transactions, to another corporation, Person or entity (other than the merger of a Wholly Owned Restricted Subsidiary of ACC into another Wholly Owned Restricted Subsidiary of ACC or into ACC) unless

      (i) ACC is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than ACC) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia,

      (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than ACC) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all of the obligations of ACC under the notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee and under the Registration Rights Agreement,

      (iii) immediately after such transaction, no Default or Event of Default shall have occurred and be continuing; and

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      (iv)  ACC or the entity or Person formed by or surviving any such consolidation or merger (if other than ACC), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made

          (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of ACC immediately preceding the transaction and

          (B) will, at the time of such transaction and after giving pro forma effect thereto, be permitted to incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the covenant described above under the caption "--Limitations on Incurrence of Debt and Issuance of Preferred Stock."

Events of Default

   The Indenture provides that each of the following constitutes an Event of
Default:

      (i) the failure by ACC to pay interest on any of the notes when the same becomes due and payable and the continuance of any such failure for 30 days (whether or not prohibited by the subordination provisions of the Indenture);

      (ii) the failure to pay principal of or premium, if any, on any of the notes when and as the same shall become due and payable at maturity, upon acceleration, optional or mandatory redemption, required repurchase or otherwise (whether or not prohibited by the subordination provisions of the Indenture);

      (iii) the failure by ACC to comply with any of the provisions described above under the captions "--Limitations on Incurrence of Debt and Issuance of Preferred Stock," "--Limitations on Restricted Payments" and "--Limitations on Merger, Consolidation or Sale of Substantially All Assets" and continuance of such failure for 30 days after written notice is given to ACC by the Trustee or to ACC and the Trustee by the Holders of 25% in aggregate principal amount of the notes then outstanding;

      (iv) the failure by ACC to comply with any of its other agreements or covenants in the notes or the Indenture and continuance of such failure for 60 days after written notice is given to ACC by the Trustee or to ACC and the Trustee by the Holders of 25% in aggregate principal amount of the notes then outstanding;

      (v) an event of default occurs under any mortgage, indenture or other instrument governing any Debt of ACC or any of its Restricted Subsidiaries for borrowed money, whether such Debt now exists or shall hereafter be created, if

          (a) such event of default results from the failure to pay at maturity $5.0 million or more in principal amount of such Debt or

          (b) as a result of such event of default the maturity of $5.0 million or more in principal amount of such Debt has been accelerated prior to its stated maturity;

      (vi) any final judgments aggregating $5.0 million or more are rendered against ACC or any of its Restricted Subsidiaries that remain undischarged for a period (during which execution shall not be effectively stayed) of 60 days; and

      (vii) certain events of bankruptcy, insolvency or reorganization of ACC or any of its Restricted Subsidiaries.


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   The Indenture provides that the Trustee must, within 90 days after the occurrence of a Default or Event of Default, give to the Holders of the notes notice of all uncured Defaults or Events of Defaults known to it; provided that, except in the case of a Default or Event of Default in payment on any note, the Trustee may withhold such notice if a committee of its Responsible Officers in good faith determines that the withholding of such notice is in the interest of the Holders. The Indenture provides that ACC is required to furnish annually to the Trustee a certificate as to its compliance with the terms of the Indenture.

Rights Upon Default

   The Trustee or the Holders of not less than 25% in aggregate principal amount of notes then outstanding are authorized, upon the happening of any Event of Default specified in the Indenture, to declare (a "Declaration") due and payable all unpaid principal of, premium, if any, and accrued and unpaid interest, if any, on all notes issued under the Indenture then outstanding (the "Default Amount"). Upon any such Declaration, the Default Amount shall become immediately due and payable. If an Event of Default arises from certain events of bankruptcy or insolvency, all outstanding notes will become due and payable without further action or notice.

   The Holders of not less than a majority in principal amount of the then outstanding notes by notice to the Trustee are authorized to waive any Default or Event of Default and rescind any Declaration if the Event of Default is cured or waived, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on any note held by a non-consenting Holder, or a Default or Event of Default with respect to a provision which cannot be modified or amended without the consent of the Holder of each outstanding note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

   In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of ACC with the intention of avoiding payment of the premium that ACC would have had to pay if ACC then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to December 15, 2007 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of ACC with the intention of avoiding the prohibition on redemption of the notes prior to December 15, 2007, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

   A Holder of a note may pursue a remedy with respect to the Indenture or the notes only if

      (i) the Holder of a note gives to the Trustee written notice of a continuing Event of Default;

      (ii) the Holders of at least 25% in principal amount of the then outstanding notes make a written request to the Trustee to pursue the remedy;

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      (iii)  such Holder or Holders of notes offer and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

      (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and

      (v) during such 60-day period the Holders of a majority in principal amount of the then outstanding notes do not give the Trustee a direction inconsistent with the request.

No Personal Liability of Directors, Officers, Employees and Shareholders

   No past, present or future director, officer, employee, incorporator, stockholder or other Affiliate of ACC, as such, shall have any liability for any obligations of ACC under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting an exchange note waives and releases all such liability; such waiver and release are part of the consideration for issuance of the exchange notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Transfer and Exchange

   A Holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and ACC may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. Neither ACC nor the Registrar is required to transfer or exchange any note selected for redemption or any note for a period of 15 business days before a selection of such note to be redeemed. The registered Holder of a note will be treated as the owner of it for all purposes under the Indenture.

Amendment, Supplement and Waiver

   Except as provided in the next two succeeding paragraphs, the Indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of or tender offer or exchange offer for notes), and any existing default or compliance with any provision of the Indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of or tender offer or exchange offer for notes).

   The Indenture contains provisions permitting ACC and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the notes then outstanding, to amend or supplement the Indenture or any supplemental indenture or the rights of the Holders of notes; provided that no such modification may, without the consent of each Holder of such notes affected thereby,

      (i) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

      (ii) reduce the rate of or extend the time for payment of interest on any note;

      (iii) reduce the principal of or extend the fixed maturity of any note or alter the optional or mandatory redemption provisions (including the purchase price specified for

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   any offers to purchase notes pursuant to the "Limitations on Asset Sales"
   covenant or the "Change of Control" covenant requiring redemption) with respect thereto;

      (iv) waive a Default in the payment of the principal of, premium, if any, or interest on any note;

      (v)  make any note payable in money other than that stated in any note; or

      (vi) make a change in certain waiver, payment and amendment provisions of the Indenture.

   Notwithstanding the foregoing, without the consent of any Holder of notes, ACC and the Trustee may amend or supplement the Indenture or the notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated notes in addition to or in place of certificated notes, to provide for the assumption of ACC's obligations to Holders of notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the Indenture of any such Holder.

Legal Defeasance and Covenant Defeasance

   ACC may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for

      (i) the rights of Holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust referred to below;

      (ii) ACC's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

      (iii) the rights, powers, trusts, duties and immunities of the Trustee, and ACC's obligations in connection therewith; and

      (iv)  the Legal Defeasance provisions of the Indenture.

   In addition, ACC may, at its option and at any time, elect to have the obligations of ACC released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

   In order to exercise either Legal Defeasance or Covenant Defeasance,

      (i) ACC must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity date or on the applicable redemption date, as the case may be, and ACC must specify whether the notes are being defeased to maturity or to a particular redemption date;

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      (ii)  in the case of Legal Defeasance, ACC shall have delivered to the
   Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that

          (A) ACC has received from, or there has been published by, the Internal Revenue Service a ruling or

          (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

      (iii) in the case of Covenant Defeasance, ACC shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

      (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

      (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which ACC or any of its Restricted Subsidiaries is a party or by which ACC or any of its Restricted Subsidiaries is bound;

      (vi) ACC must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

      (vii) ACC must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by ACC with the intent of preferring the Holders of notes over the other creditors of ACC with the intent of defeating, hindering, delaying or defrauding other creditors of ACC;

      (viii) ACC must deliver to the Trustee an opinion of counsel to the effect that the trust described above will not be subject to the subordination provisions of the Indenture; and

      (ix) ACC must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

   The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the Indenture) as to all outstanding notes when:

      (1)  either:

          (a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment

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       money has theretofore been deposited in trust or segregated and held in trust by ACC and thereafter repaid to ACC or discharged from such trust) have been delivered to the Trustee for cancellation; or

          (b) all notes not theretofore delivered to the Trustee for cancellation have become due and payable and ACC has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from ACC directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

      (2)  ACC has paid all other sums payable under the Indenture by ACC; and

      (3) ACC has delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Reports

   The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, ACC, at its expense, will furnish to each Holder

      (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K, if ACC was required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by ACC's certified independent accountants and

      (ii) all current reports that would be required to be filed with the Commission on Form 8-K if ACC was required to file such reports.

   In addition, whether or not required by the rules and regulations of the Commission, ACC will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, ACC has agreed that, for so long as any notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Concerning the Trustee

   The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of ACC, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

   The Holders of a majority in principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee is required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of their own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers

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under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

   Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

   "ACC Common Stock" means the common stock of ACC, par value $0.05 per share.

   "Acquired Debt" of any specified Person means Debt of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such specified Person, including Debt incurred in connection with, or in contemplation of, such other Person becoming a Subsidiary of such specified Person.

   "Affiliate" means a Person

      (a) that directly or indirectly through one or more intermediaries controls, is controlled by or is under direct or indirect common control with ACC or any Restricted Subsidiary,

      (b) that directly or indirectly through one or more intermediaries beneficially owns or holds 5% or more of any class of voting stock of ACC or any Restricted Subsidiary or

      (c) 5% or more of the voting stock (or in the case of a Person that is not a corporation, 5% or more of the equity interests) of which is beneficially owned or held by ACC or any Restricted Subsidiary.

   The term "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

   "AGI" means Allbritton Group, Inc.

   "Asset Sale" means

      (a) any sale, lease, conveyance or other disposition of assets by ACC or a Restricted Subsidiary (including by way of a sale and leaseback transaction other than a Capitalized Lease Obligation) and

      (b) any sale or issuance of Equity Interests of a Restricted Subsidiary, in each case, in one or more related transactions involving assets having a fair market value, or that result in aggregate proceeds, of $2.5 million or more; provided, however, that (i) Permitted Asset Swaps and (ii) sales of obsolete equipment in the ordinary course of business will not be deemed to be Asset Sales.

   "Broadcast Related Business" means any business, the majority of whose revenues are derived from, or whose assets are used or useful in, the broadcast of television or radio programming and any ancillary businesses relating thereto.

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   "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in the common or preferred equity (however designated) of such Person, including, without limitation, partnership interests (whether general or limited) and membership interests, but excluding convertible debt securities.

   "Capitalized Lease Obligation" means, with respect to any Person for any period, an obligation of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of such obligation shall be the capitalized amount shown on the balance sheet of such Person as determined in accordance with GAAP.

   "Cash Equivalents" means

      (a) direct obligations of the United States of America or any agency thereof, or obligations guaranteed by the United States of America; provided that in each case such obligations mature within one year from the date of acquisition thereof,

      (b) certificates of deposit maturing within one year from the date of creation thereof issued by

          (i) any U.S. national or state banking institution having capital, surplus and undivided profits aggregating at least $250,000,000 and rated at least A by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), and A by Moody's Investors Service, Inc. or

          (ii)  Riggs Bank N.A.,

      (c) commercial paper maturing within 270 days after the issuance thereof that has the highest credit rating of either S&P or Moody's Investors Service, Inc.,

      (d) Riggs National Corporation Master Notes, each with a stated maturity the duration of which shall not exceed two years,

      (e) Riggs Bank N.A. Eurodollar Deposits, each with a stated maturity the duration of which shall not exceed two years,

      (f) Riggs Bank N.A. Repurchase Agreements, each with a stated maturity the duration of which shall not exceed two years,

      (g) Riggs Bank N.A. Bankers Acceptances, each with a stated maturity the duration of which shall not exceed two years,

      (h) Riggs Bank N.A. Eurodollar Certificates of Deposit, each with a stated maturity the duration of which shall not exceed two years,

      (i) Riggs AP Bank Ltd. Certificates of Deposit, each with a stated maturity the duration of which shall not exceed two years and

      (j) Riggs AP Bank Ltd. Cash Eurodollar Deposits, each with a stated maturity the duration of which shall not exceed two years.

   "Change of Control" means

      (a) any transaction (including a merger or consolidation) the result of which is that any Person or Group (as defined in Rule 13d-5 of the Exchange
   Act) other than the Principals acquires, directly or indirectly, more than 50% of the total voting power of all classes of voting stock of ACC, or

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      (b)  any transaction (including a merger or consolidation) the result of which is that any Person or Group (as defined in Rule 13d-5 of the Exchange
   Act) other than the Principals has a sufficient number of its or their nominees elected to the board of directors of ACC or any entity directly or indirectly controlling ACC such that such nominees so elected (whether new or continuing as directors) shall constitute a majority of the board of directors of ACC or such entity, as the case may be, or

      (c) the sale of all or substantially all of the Capital Stock or assets of ACC to any Person or Group (as defined in Rule 13d-5 of the Exchange Act) other than to the Principals as an entirety or substantially as an entirety in one transaction or a series of related transactions or

      (d) the sale of the broadcasting property known as of the date of the Indenture as WJLA-TV.

   "Consolidated Net Income" means, for any fiscal period, the consolidated net earnings or loss of ACC and its Restricted Subsidiaries as the same would appear on a consolidated statement of earnings of ACC for such fiscal period prepared in accordance with GAAP; provided that

      (a) any extraordinary gain (but not loss) and any gain (but not loss) on sales of assets outside the ordinary course of business, in each case together with any related provision for taxes, realized during such period shall be excluded,

      (b) the results of operations of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and

      (c) net income attributable to any Person other than a Restricted Subsidiary of ACC shall be included only to the extent of the amount of cash dividends or distributions actually paid to ACC or a Restricted Subsidiary of ACC during such period.

In computing Consolidated Net Income, gains and losses associated with the early extinguishment of debt shall be determined in accordance with GAAP prior to the effectiveness of SFAS No. 145.

   "Consolidated Net Worth" with respect to any Person means the equity of the common and preferred stockholders of such Person and its Subsidiaries (excluding any redeemable preferred stock and any cumulated foreign currency translation adjustment), as determined on a consolidated basis and in accordance with GAAP.

   "Cumulative Operating Cash Flow" means, with respect to ACC and its Restricted Subsidiaries, as of any date of determination, Operating Cash Flow from June 30, 1992 to the end of ACC's most recently ended full fiscal quarter prior to such date, taken as a single accounting period.

   "Cumulative Total Interest Expense" means, with respect to ACC and its Restricted Subsidiaries, as of any date of determination, Total Interest Expense from June 30, 1992 to the end of ACC's most recently ended full fiscal quarter prior to such date, taken as a single accounting period.

   "Debt" of any Person as of any date means and includes, without duplication,

      (a) all indebtedness of such Person, contingent or otherwise, in respect of borrowed money, including all interest, fees and expenses owed with respect thereto (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments, or representing the deferred and unpaid balance of the purchase price of any property or interest therein,

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   except any such balance that constitutes a trade payable, if and to the extent such indebtedness would appear as a liability upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP,

      (b)  all Capitalized Lease Obligations of such Person,

      (c) all Obligations of such Person in respect of letters of credit or letter of credit reimbursement (whether or not such items would appear on the balance sheet of such Person),

      (d) all Obligations of such Person in respect of interest rate protection and foreign currency hedging arrangements and

      (e) all Guarantees by such Person of items that would constitute Debt under this definition (whether or not such items would appear on such balance sheet);


provided, however, that the term Debt shall not include any Obligations of ACC and its Restricted Subsidiaries with respect to Film Contracts entered into in the ordinary course of business. The amount of Debt of any Person at any date shall be, without duplication, the principal amount that would be shown on a balance sheet of such Person prepared as of such date in accordance with GAAP and the maximum determinable liability of any contingent Obligations referred to in clause (e) above at such date. The Debt of ACC and its Restricted Subsidiaries shall not include any Obligations of Unrestricted Subsidiaries.

   "Debt to Operating Cash Flow Ratio" means, as of any date of determination, the ratio of

      (a) the aggregate principal amount of all outstanding Debt of ACC and its Restricted Subsidiaries as of such date on a consolidated basis, plus the aggregate liquidation preference of all outstanding preferred stock of the Restricted Subsidiaries of ACC as of such date on a consolidated basis (excluding any such preferred stock held by ACC or a Wholly Owned Restricted Subsidiary of ACC), plus the aggregate liquidation preference or redemption amount of all Disqualified Stock of ACC (excluding any such Disqualified Stock held by ACC or a Wholly Owned Restricted Subsidiary of ACC) outstanding as of such date to

      (b) the Operating Cash Flow of ACC and its Restricted Subsidiaries on a consolidated basis for the four most recent full fiscal quarters ending immediately prior to such date for which internal financial statements are available, determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by ACC and its Restricted Subsidiaries from the beginning of such four-quarter period through such date of determination as if such acquisition or disposition had occurred at the beginning of such four-quarter period.

   "Default" means any event that is, or with the passing of time or giving of notice or both would be, an Event of Default.

   "Disqualified Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the earlier of the maturity date of the notes or the date on which no notes remain outstanding.

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   "8 7/8% Notes" means the $150.0 million in aggregate principal amount of
8 7/8% Senior Subordinated Notes due February 1, 2008 of ACC outstanding on December 20, 2002.

   "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into or exchangeable for Capital Stock).

   "Excess Proceeds" means any Net Cash Proceeds from any Asset Sale that are not applied or invested as provided under the caption titled "--Certain Covenants--Limitations on Asset Sales."

   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "fair market value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

   "Film Contracts" means contracts with suppliers that convey the right to broadcast specified films, video-tape motion pictures, syndicated television programs or sports or other programming.

   "GAAP" means, as of any date, generally accepted accounting principles in the United States and not including any interpretations or regulations that have been proposed but that have not become effective.

   "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Debt.

   "Investments" of any Person means all investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Debt, Capital Stock or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

   "Lien" means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

   "Majority Owned Subsidiary" means a Restricted Subsidiary

      (a) the majority of the Equity Interests of which are owned, directly or indirectly, by ACC and

      (b) the remainder of the Equity Interests of which are owned by an RLA Trust.

   "Net Cash Proceeds" means the aggregate proceeds in the form of cash or Cash Equivalents received by ACC or any of its Restricted Subsidiaries in respect of any Asset Sale, including all cash or Cash Equivalents received upon any sale, liquidation or other exchange of Permitted Asset Sale Consideration, net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof

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(after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Debt secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets.

   "9 3/4% Debentures" means the $275.0 million in aggregate principal amount of 9 3/4% Senior Subordinated Debentures due November 30, 2007 of ACC outstanding on December 20, 2002.

   "Obligations" means any principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Debt.

   "Operating Cash Flow" means, with respect to ACC and its Restricted Subsidiaries for any period, the Consolidated Net Income of ACC and its Restricted Subsidiaries for such period, plus

      (a) extraordinary net losses and net losses on sales of assets outside of the ordinary course of business to the extent that such losses were deducted in computing Consolidated Net Income, plus

      (b) provision for taxes based on income or profits, to the extent such provision for taxes was included in computing such Consolidated Net Income, and any provision for taxes utilized in computing the net losses under clause (a) hereof, plus

      (c) Total Interest Expense of ACC and its Restricted Subsidiaries for such period, plus

      (d) depreciation, amortization and all other non-cash charges, to the extent such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income (including amortization of goodwill and other intangibles).

   Notwithstanding the foregoing, in the case of

      (a) extraordinary net losses and net losses on sales of assets outside of the ordinary course of business,

      (b)  provisions for taxes based on income or profits,

      (c)  Total Interest Expense and

      (d)  depreciation, amortization and other non-cash charges,

in each case, of Restricted Subsidiaries of ACC that are not Wholly Owned Restricted Subsidiaries of ACC, only such portion of such items as corresponds to the percentage of the common equity of such Restricted Subsidiary that is owned, directly or indirectly, by ACC shall be added to the Consolidated Net Income of ACC and its Restricted Subsidiaries in determining Operating Cash Flow of ACC and its Restricted Subsidiaries.

   "Pari Passu Debt" means Debt that ranks pari passu in right of payment with the notes.

   "Permitted Asset Sale Consideration" means up to an aggregate of $50.0 million in fair market value of marketable, publicly traded equity or debt securities (other than Cash Equivalents) received by ACC and its Restricted Subsidiaries in connection with all Asset Sales effected since December 20, 2002. The fair market value of any Permitted Asset Sale Consideration shall be determined by ACC's Board of Directors and shall cease to be counted towards the aggregate limitations referred to above to the extent such consideration is reduced

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to cash or Cash Equivalents. In no event shall the amount of outstanding
Permitted Asset Sale Consideration be reduced by the value of any security or other instrument that has been written off by ACC or any of its Restricted Subsidiaries.

   "Permitted Asset Swap" means a disposition by ACC or any Restricted Subsidiary of the broadcast operations of a television station (excluding WJLA) for like kind broadcast assets (or a controlling interest in the Capital Stock of a Person owning like kind broadcast assets); provided that

      (i) ACC's Board of Directors shall have approved such disposition and exchange and determined the fair market value of the assets subject to such transaction as evidenced by a board resolution evidenced in an Officers' Certificate or such fair market value has been determined by a written opinion of an investment banking firm of national standing or other recognized independent expert with experience appraising the terms and conditions of the type of transaction contemplated thereby and

      (ii) after giving pro forma effect thereto as if the same had occurred at the beginning of the applicable four-quarter period, ACC would be permitted to incur $1.00 of additional Debt (other than Permitted Debt) under the covenant described above under the caption "--Certain Covenants--Limitations on Incurrence of Debt and Issuance of Preferred Stock."

   "Permitted Investments" means

      (a) any Investments in ACC or in a Wholly Owned Restricted Subsidiary or a Majority Owned Subsidiary,

      (b) loans up to an aggregate of $1.5 million outstanding at any one time to employees pursuant to benefits available to the employees of ACC or any Restricted Subsidiary from time to time in the ordinary course of business,

      (c)  any Investments in the notes,

      (d)  any Investments in Cash Equivalents,

      (e) Investments by ACC or any Restricted Subsidiary in a Person, if as a result of such Investment

          (i) such Person becomes a Wholly Owned Restricted Subsidiary or a Majority Owned Subsidiary, or

          (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, ACC or a Wholly Owned Restricted Subsidiary or Majority Owned Subsidiary,

      (f) any Investment the sole consideration for the acquisition of which is ACC Common Stock,

      (g) any Investments in a Wholly Owned Restricted Subsidiary or a Majority Owned Subsidiary engaged in a Broadcast Related Business; provided that at the time of and after giving pro forma effect to such Investment as if the same had occurred at the beginning of the applicable four-quarter period, ACC would be permitted to incur $1.00 of additional Debt (other than Permitted Debt) under the covenant described above under the caption "--Certain Covenants--Limitations on Incurrence of Debt and Issuance of Preferred Stock," and

      (h) other Investments that do not exceed $10.0 million in the aggregate at any time outstanding (measured as of the date made, and without giving effect to subsequent changes in value).

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   "Permitted Liens" means

      (a) Liens securing any Senior Debt permitted to be incurred under the Indenture,

      (b)  Liens in favor of ACC,

      (c) Liens on property of a Person existing at the time such Person is merged or consolidated with ACC or any Restricted Subsidiary,

      (d) Liens on property existing at the time of acquisition thereof by ACC or any Restricted Subsidiary,

      (e) purchase money Liens incurred to secure all or any part of the purchase price of property, which Liens shall not cover any property other than that being acquired, purchased, improved or constructed, and shall not cover property purchased, acquired, constructed or improved more than one year before the creation of such Lien,

      (f) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business,

      (g)  Liens existing on December 20, 2002,

      (h) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor,

      (i) Liens incidental to the conduct of the business of ACC or any Restricted Subsidiary that are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by ACC or such Restricted Subsidiary, and

      (j) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Debt secured by any Liens referred to in the foregoing clauses
   (a) through (i) above,

provided that, in the case of clauses (c), (d), (e) and (g), such Lien is limited to all or part of the specific property securing the original Lien and the principal amount of such Debt is not increased except as permitted under the provisions of the Indenture.

   "Perpetual" means Perpetual Corporation, the indirect corporate parent of ACC.

   "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

   "Principals" means

      (a)  Joe L. Allbritton,

      (b) all other Persons to whom Joe L. Allbritton is related by blood, adoption or marriage,

      (c) all trusts solely for the benefit of one or more of the Persons described in the foregoing clauses (a) and (b),

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      (d)  all charitable trusts or not-for-profit corporations formed by
   Joe L. Allbritton under and described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, and

      (e) all other Persons of which Persons described in the foregoing clauses (a) through (d) collectively own more than 50% of the voting stock, partnership interests, membership interests or other voting equity interests.

   "Refinancing" means collectively the following transactions that occurred in 1992: (i) the prepayment of $100,000,000 Secured Promissory Notes due
January 11, 2005 (the "Secured Promissory Notes"), (ii) the lowering of the interest rate on the $70,000,000 of Secured Promissory Notes remaining outstanding, (iii) the return of $11,490,000 of advances by Perpetual and (iv) the issuance of $123,000,000 principal amount of 11 1/2% Senior Subordinated Debentures due August 15, 2004.

   "Registration Rights Agreement" means the Registration Rights Agreement dated as of December 20, 2002 by and among ACC and the other parties named on the signature pages thereto, as such agreement may be amended, modified or supplemented from time to time, and any similar registration rights agreement entered into in connection with the issuance of Additional Notes.

   "Restricted Investment" means any Investment other than a Permitted
Investment.

   "Restricted Subsidiary" means a Subsidiary of ACC other than an Unrestricted Subsidiary.

   "RLA Trust" means either of the Robert Lewis Allbritton 1984 Trust or the RLA Revocable Trust, in each case for the benefit of Robert L. Allbritton, or any other trust for the benefit of Robert L. Allbritton, Chairman of the Board of Directors and Chief Executive Officer of ACC.

   "Senior Credit Facility" means the amended and restated revolving credit facility dated as of March 27, 2001 among ACC, the Subsidiaries of ACC party thereto, the financial institutions party thereto, Fleet National Bank, as agent, and Deutsche Bank Securities Inc., as documentation agent, as restated, amended, refinanced, supplemented or otherwise modified or replaced from time to time.

   "Subsidiary" of any Person means a corporation or other entity a majority of whose Capital Stock with voting power, under ordinary circumstances, entitling holders of such Capital Stock to elect the Board of Directors or other governing body, is at the time, directly or indirectly, owned by such Person and/or a Subsidiary or Subsidiaries of such Person.

   "Tax Sharing Agreement" means that certain Tax Sharing Agreement, effective as of September 30, 1991, by and among Perpetual, ACC and ALLNEWSCO, Inc., as amended through December 20, 2002.

   "Total Interest Expense" means, for any period, the interest expense (net of interest income) of ACC and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, non-cash interest payments and the interest component of capital leases, but excluding amortization of debt issuance costs and exchangeable preferred stock issuance costs).

   "Unrestricted Subsidiary" means

      (a) any Subsidiary of ACC that at the time of determination shall have been designated an Unrestricted Subsidiary by ACC's Board of Directors, as provided below, and

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      (b)  any Subsidiary of an Unrestricted Subsidiary.

ACC's Board of Directors may designate any Subsidiary of ACC (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary; provided that

      (x)  the Subsidiary to be so designated

          (i) has total assets with a fair market value at the time of such designation of $1,000 or less or

          (ii) is being so designated simultaneously with the acquisition by ACC of such Subsidiary by merger or consolidation with an Unrestricted Subsidiary and

      (y) immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

ACC's Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing, including, without limitation, under the covenants described above under the captions "--Limitations on Incurrence of Debt and Issuance of Preferred Stock" and "--Limitations on Liens Securing Subordinated Debt," assuming the incurrence by ACC and its Restricted Subsidiaries at the time of such designation of all existing Debt and Liens of the Unrestricted Subsidiary to be so designated as a Restricted Subsidiary. Any such designation by ACC's Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of ACC's Board of Directors giving effect to such designation and a certificate certifying that such designation complied with the foregoing conditions. Notwithstanding the foregoing or any other provision of the Indenture to the contrary, no assets of the broadcasting operations known as of December 20, 2002 as WJLA, KTUL, KATV, WSET, WCIV, WHTM, WCFT, WJSU and WBMA may be held at any time by Unrestricted Subsidiaries, other than assets transferred to Unrestricted Subsidiaries in the ordinary course of business that in the aggregate are not material to such broadcasting operations.

   "Weighted Average Life to Stated Maturity" means, as of the date of determination with respect to any Debt, the quotient obtained by dividing

      (i)  the sum of the products of

          (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Debt multiplied by

          (b)  the amount of each such principal payment by

      (ii)  the sum of all such principal payments.

   "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary all of the outstanding shares of voting stock of which are owned, directly or indirectly, by ACC.

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                         BOOK-ENTRY; DELIVERY AND FORM

   Except as described below, we will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. We will deposit each global note on the date of the closing of the exchange offer with, or on behalf of, The Depository Trust Company, or DTC, in New York, New York, and register the exchange notes in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

The Global Notes

   We expect that pursuant to procedures established by DTC (1) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (2) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC, or participants, or persons who hold interests through participants.

   So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such global notes for all purposes under the Indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture.

   The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

   Payments of the principal of, premium (if any), and interest on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

   We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest on the global notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants. None of ACC or the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of

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

the exchange notes, and ACC and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the exchange notes for all purposes.

   Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell exchange notes to persons in states which require physical delivery of the exchange notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

   DTC has advised us that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the Indenture, DTC will exchange the global notes for certificated securities.

   DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

   Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Securities for Certificated Securities

   A global note is exchangeable for definitive notes in registered certificated form if (1) DTC (x) notifies ACC that is unwilling or unable to continue as depository for the global note and ACC thereupon fails to appoint a successor depository or (y) has ceased to be a clearing agency registered under the Securities Exchange Act, (2) ACC, at its option, notifies the Trustee in writing that it elects to cause the issuance of the exchange notes in certificated form or (3) there shall have occurred and be continuing a default or an event of default with respect to the exchange notes. In all cases, certificated securities delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC in accordance with its customary procedures.

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                          CERTAIN TAX CONSIDERATIONS

   The following is a summary of certain U.S. federal income tax considerations relevant to holders of initial notes who are considering exchanging initial notes for exchange notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, administrative pronouncements and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations, which may affect the tax consequences described herein.

   This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to the notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, financial institutions, expatriates, insurance companies, partnerships or other pass-through entities, tax-exempt organizations, or investors who have hedged the risk of owning notes, may be subject to special rules. In addition, this discussion is limited to persons that will hold the notes as "capital assets" within the meaning of section 1221 of the Code.

   Holders of initial notes are urged to consult their own tax advisors as to the particular tax consequences to them of the exchange of initial notes for exchange notes and the ownership and disposition of the notes, including the applicability of any federal tax laws or any state, local or foreign tax laws, and any changes (or proposed changes) in applicable tax laws or interpretations thereof.

   As used herein, the term "U.S. holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes, an individual that is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or
(ii) a valid election has been made to treat the trust as a U.S. person. A "non-U.S. holder" is a holder who is a non-resident alien or a corporation, estate or trust that is not a U.S. holder.

   If a partnership holds the notes, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners or partnerships holding the notes should consult their tax advisors regarding the tax consequences of the ownership and disposition of the notes.

Exchange

   The issuance of the exchange notes to a holder of initial notes pursuant to the terms set forth in this prospectus should not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, no gain or loss should be recognized by holders of the initial notes upon receipt of the exchange notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the exchange notes, a holder's basis in the exchange notes should be the same as such holder's basis in the initial notes exchanged therefor. Holders should be considered to have held the exchange notes from the time of their original acquisition of the initial notes.

U.S. Holders

   Interest Income

   Interest on the notes will be includable in the income of a U.S. holder as ordinary income at the time such interest is received or accrued in accordance with such holder's regular method of accounting for U.S. federal income tax purposes.

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   Market Discount

   If a U.S. holder purchased an initial note prior to the exchange offer for an amount that is less than its "revised issue price," the amount of such difference is treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years until maturity (from the date of acquisition). The revised issue price of a note for these purposes should be equal to its issue price. If a U.S. holder exchanges an initial note, with respect to which there is market discount, for an exchange note pursuant to the exchange offer, the market discount applicable to the initial note should carry over to the exchange note so received.

   Under the market discount rules of the Code, a U.S. holder is required to treat any gain on the sale, exchange, retirement or other taxable disposition of a note as ordinary income to the extent of the accrued market discount that has not been previously included in income. If a U.S. holder disposes of a note with market discount in certain otherwise nontaxable transactions, such holder may be required to include accrued market discount as ordinary income as if the holder had sold the note at its then fair market value. In general, market discount accrues on a ratable basis over the remaining term of the note. A U.S. holder may, however, make an irrevocable election to accrue market discount on a constant yield to maturity basis. A U.S. holder may elect to include market discount in income currently as it accrues. An election made to include market discount in income as it accrues will apply to all debt instruments that a U.S. holder acquires on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the Internal Revenue Service.

   A U.S. holder might be required to defer all or a portion of the interest expense on indebtedness incurred or continued to purchase or carry a note with market discount unless such U.S. holder has elected to include market discount in income as it accrues.

   The rules governing market discount are complex and U.S. holders should consult their own tax advisors concerning the application of these rules.

   Amortizable Bond Premium

   In general, if a U.S. holder purchased an initial note prior to the exchange offer for an amount in excess of its face amount, such excess will constitute "amortizable bond premium." If a U.S. holder exchanges an initial note, with respect to which there is bond premium, for an exchange note pursuant to the exchange offer, the bond premium applicable to the initial note should carry over to the exchange note so received. In general, a U.S. holder may elect to amortize the bond premium as an offset to interest income otherwise required to be included in income in respect of the note during the taxable year using a constant-yield method over the remaining term of the note (or, if it results in a smaller amount of amortizable premium, until an earlier call date). Under U.S. Treasury Regulations, the amount of amortizable bond premium that may be deducted in any accrual period is limited to the amount by which a U.S. holder's total interest inclusions on the note in prior accrual periods exceed the total amount treated as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the Internal Revenue Service.

   Sale, Exchange or Retirement of the Notes

   Each U.S. holder of a note generally will recognize gain or loss on the sale, exchange (other than an exchange pursuant to the exchange offer described herein), redemption, retirement or

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other taxable disposition of the note measured by the difference (if any)
between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the U.S. holder's adjusted tax basis in the note (generally, the cost of the note, increased by any accrued market discount previously included in income by the U.S. holder , and decreased by the amount of any amortizable bond premium taken with respect to such note). Subject to the discussion of market discount above, any such gain or loss recognized on the sale, exchange, redemption, retirement or other taxable disposition of a note should be capital gain or loss, and would be long-term capital gain or loss if the note had been held for more than one year at the time of the sale, exchange, redemption, retirement or other taxable disposition of the note. Under current law, long-term capital gains of non-corporate holders generally are subject to tax at a maximum rate of 20%. The deduction of capital losses is subject to certain limitations. Prospective U.S. holders should consult tax advisors regarding the treatment of capital gains and losses.

   Backup Withholding and Information Reporting

   A U.S. holder of notes may be subject to "backup withholding" with respect to certain "reportable payments," including interest and principal payments on the notes and the proceeds received upon the sale or other disposition of such notes. The current backup withholding tax rate is 30%, which rate is scheduled to be reduced in increments to 28% in 2006 and increased to 31% in 2011. These backup withholding rules apply if the U.S. holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury, (ii) furnishes an incorrect TIN, (iii) has been notified by the IRS that it is subject to back-up withholding because it failed to properly report interest or (iv) fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such U.S. holder is not subject to backup withholding. A U.S. holder who does not provide us with a correct TIN also may be subject to penalties imposed by the IRS. The backup withholding tax is not an additional tax and any amount withheld from a payment to a U.S. holder under the backup withholding rules will be refunded or credited against the holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain U.S. holders, including corporations and tax-exempt organizations ("exempt recipients"), provided their exemptions from backup withholding are properly established.

   The amount of any "reportable payments," including interest, made to the record U.S. holders of notes (other than to holders which are exempt recipients) and the amount of tax withheld, if any, with respect to such payments will be reported to such U.S. holders and to the IRS for each calendar year.

   U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining an exemption, if available.

Non-U.S. Holders

   The following discussion is a summary of certain United States federal income tax and estate tax consequences to a non-U.S. holder that holds a note. Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." Such entities should consult their tax advisors to determine the U.S. federal, state, local or foreign tax consequences that may be relevant to them.

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   Interest Income

   The United States federal withholding tax will not be imposed with respect to the payment by us or our paying agent of interest on a note owned by a non-U.S. holder that is not effectively connected with such non-U.S. holder's U.S. trade or business (the "Portfolio Interest Exception"), provided that

  . the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock entitled to vote,

  . the non-U.S. holder is not a controlled foreign corporation with respect to the United States that is related to us actually or constructively through stock ownership, and

  . the non-U.S. holder is not a bank whose receipt of interest is received on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business and we, our paying agent or the person who would otherwise be required to withhold tax receives either

  . a statement, provided on an IRS Form W-8BEN or substitute form (an "Owner's Statement"), signed under penalties of perjury by the beneficial owner of the note in which the owner certifies as to its non-U.S. status and which provides the owner's name and address, or

  . a statement signed under penalties of perjury by the Financial Institution holding the note on behalf of the beneficial owner, together with a copy of the Owner's Statement.

As used herein, the term "Financial Institution" means a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and that holds a note on behalf of the owner of the note. An Owner's Statement is generally effective for the remainder of the year of signature plus three full calendar years, unless a change in circumstances makes any information on the form incorrect. Special rules apply to non-U.S. holders that are foreign partnerships. In general, the foreign partnership will be required to provide a properly executed IRS Form W-8IMY and attach thereto an appropriate certification by each partner.

   A non-U.S. holder who does not qualify for the Portfolio Interest Exception, would, under current law, generally be subject to U.S. federal withholding tax at a flat rate of 30% on interest payments. However, a non-U.S. holder will not be subject to the 30% withholding tax if such non-U.S. holder provides us with
(i) a properly executed IRS Form W-8BEN (or substitute form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) a properly executed IRS Form W-8ECI (or substitute form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with such non-U.S. holder's conduct of a trade or business in the U.S.

   Effectively Connected Income

   If a non-U.S. holder is engaged in a trade or business in the United States and if interest or gain on a note is effectively connected with the conduct of such trade or business, the non-U.S. holder, although exempt from United States federal withholding tax as discussed above, will be subject to United States federal income tax on such interest or gain realized on the sale, exchange or other taxable disposition of a note on a net income basis in the same manner as if the holder were a U.S. holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or applicable lower tax treaty rate, of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on, or gain with respect to, a note that is considered effectively connected income will be included in such foreign corporation's effectively connected earnings and profits.

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   Sale, Exchange or Retirement of the Notes

   In general, gain recognized by a non-U.S. holder upon the redemption, retirement, sale, exchange or other taxable disposition of a note (including any gain representing accrued market discount) will not be subject to United States federal income tax unless such gain or loss is effectively connected with a trade or business in the United States. However, a non-U.S. holder may be subject to United States federal income tax at a flat rate of 30% (unless exempt by an applicable treaty) on any such gain if the non-U.S. holder is an individual present in the U.S. for 183 days or more during the taxable year of the disposition of the note and certain other requirements are met.

   Backup Withholding and Information Reporting

   Backup withholding and information reporting requirements do not apply to payments of principal and interest made by us or a paying agent to non-U.S. holder if the Owner's Statement described above is received, provided that the payor does not have actual knowledge that the holder is a U.S. holder. However, certain information reporting requirements may still apply with respect to interest payments even if certification is provided. If a foreign office of a foreign "broker" (as defined in applicable Treasury regulations) pays the proceeds of the sale of a note to the seller thereof, backup withholding and information reporting will not apply. Information reporting requirements (but not backup withholding) will apply, however, to a payment by a foreign office of a broker that is a United States person, that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States for a specified three-year period, that is a foreign partnership controlled by U.S. persons or engaged in a U.S. trade or business, or that is a "controlled foreign corporation" (generally, a foreign corporation controlled by certain United States shareholders) with respect to the United States unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met or the holder otherwise establishes an exemption. Payment by a United States office of a broker is subject to both backup withholding (currently at a rate of 30%) and information reporting unless the holder certifies under penalties of perjury that it is a non-U.S. holder or otherwise establishes an exemption. The backup withholding tax is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-U.S. holder's federal income tax liability, provided that the required information is furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining an exemption, if available.

   Subject to applicable estate tax treaty provisions, notes held at the time of death (or notes transferred before death but subject to certain retained rights or powers) by an individual who at the time of death is a non-U.S. holder will not be included in such non-U.S. holder's gross estate for United States federal estate tax purposes, provided that the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote or hold the notes in connection with a United States trade or business.

                             PLAN OF DISTRIBUTION

   Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 120 days after the date of this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until May 15, 2003, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

   We will not receive any proceeds from any sales of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   For a period of 120 days after the date of this prospectus, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay certain expenses incident to the exchange offer, but excluding the commissions or concessions of any brokers or dealers, and will indemnify the holders of the exchange notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

   By acceptance of this exchange offer, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer agrees that, upon receipt of notice from us of the happening of any event that makes any statement in this prospectus untrue in any material respect or that requires the making of any changes in this prospectus in order to make the statements herein not misleading, which notice we agree to deliver promptly to such broker-dealer, such broker-dealer will suspend use of this prospectus until we have amended or supplemented this prospectus to correct such misstatement or omission and have furnished copies of the amended or supplemental prospectus to such broker-dealer. If we give any such notice to suspend the use of this prospectus, we will extend the 120-day period referred to above by the number of days during the period from and including the date of the giving of such notice to and including when broker-dealers shall have received copies of the supplemented or amended prospectus necessary to permit resales of the exchange notes.

                                 LEGAL MATTERS

   The validity of the exchange notes offered hereby will be passed upon for ACC by Fulbright & Jaworski L.L.P., Washington, D.C., counsel to ACC.

                                    EXPERTS

   The consolidated financial statements of Allbritton Communications Company as of September 30, 2001 and 2002 and for each of the three years in the period ended September 30, 2002 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Commission a registration statement on Form S-4 under the Securities Act relating to the exchange offer that incorporates important business and financial information about us that is not included in or delivered with this prospectus. This prospectus does not contain all of the information included in the registration statement. The information is available from us without charge to holders of the initial notes as specified below. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or matter involved.

   We currently file with the Commission reports, information and documents specified in Section 13 of the Securities Exchange Act and will furnish such reports to the trustee under the indenture, which will furnish the reports to the registered holders of the notes. The reports and other information that we file with the Commission in accordance with the Securities Exchange Act may be inspected and copied at the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's other public reference facilities. Please call 1-800-SEC-0330 for further information on the operation and location of the Commission's public reference facilities. The Commission also maintains a web site at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the Commission.

   We expect that we will not be required by Commission rules to file any Securities Exchange Act reports with the Commission for periods after September 30, 2003. However, we have agreed that we will continue to furnish the reports required by the Securities Exchange Act to the Commission so long as any notes are outstanding even if we would be entitled under the Securities Exchange Act not to furnish such reports, unless the Commission will not accept such reports for filing. We have also agreed that, whether or not we are required to file reports with the Commission, we will continue to furnish the Securities Exchange Act reports to the trustee under the indenture, and such reports will continue to be sent to registered holders of the notes. In addition, while any notes remain outstanding, we will make available upon request, to any holder or prospective purchaser of the notes, the information required pursuant to Rule 144A(d)(4) promulgated under the Securities Act, during any period in which we are not subject to Sections 13 or 15(d) of the Securities Exchange Act. Any such request should be directed to the Secretary of ACC at 808 Seventeenth Street, Suite 300, Washington, D.C. 20006 (telephone number: (202) 789-2130).

                       ALLBRITTON COMMUNICATIONS COMPANY

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                      Page
                                                                                      ----
Report of Independent Accountants....................................................  F-2
Consolidated Balance Sheets as of September 30, 2001 and 2002........................  F-3
Consolidated Statements of Operations and Retained Earnings for Each of the Years
  Ended September 30, 2000, 2001 and 2002............................................  F-4
Consolidated Statements of Cash Flows for Each of the Years Ended September 30, 2000,
  2001 and 2002......................................................................  F-5
Notes to Consolidated Financial Statements...........................................  F-6

Consolidated Balance Sheets as of September 30, 2002 and December 31, 2002
  (unaudited)........................................................................ F-20
Consolidated Statements of Operations and Retained Earnings for the Three Months
  Ended December 31, 2001 and 2002 (unaudited)....................................... F-21
Consolidated Statements of Cash Flows for the Three Months Ended December 31, 2001
  and 2002 (unaudited)............................................................... F-22
Notes to Interim Consolidated Financial Statements (unaudited)....................... F-23

Financial Statement Schedule for the Years Ended September 30 2000, 2001 and 2002
  II--Valuation and Qualifying Accounts and Reserves................................. F-27

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder
Allbritton Communications Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and retained earnings and of cash flows present fairly, in all material respects, the financial position of Allbritton Communications Company (an indirectly wholly-owned subsidiary of Perpetual Corporation) and its subsidiaries at September 30, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PRICEWATERHOUSECOOPERS LLP

Washington, D.C.
November 15, 2002, except as to Note 12, for which the date is December 6, 2002

                       ALLBRITTON COMMUNICATIONS COMPANY

                          CONSOLIDATED BALANCE SHEETS
                (Dollars in thousands except share information)

                                                                            September 30,
                                                                        --------------------
                                                                           2001       2002
                                                                        ---------  ---------
ASSETS
Current assets
   Cash and cash equivalents........................................... $   7,829  $   6,299
   Accounts receivable, less allowance for doubtful accounts of $1,174
     and $1,047........................................................    36,815     37,167
   Program rights......................................................    20,145     19,272
   Deferred income taxes...............................................       727        807
   Other...............................................................     2,485      2,140
                                                                        ---------  ---------
       Total current assets............................................    68,001     65,685

Property, plant and equipment, net.....................................    39,304     56,573
Intangible assets, net.................................................   132,408    128,150
Deferred financing costs and other.....................................     8,364      7,177
Cash surrender value of life insurance.................................     9,198     10,362
Program rights.........................................................     1,335      1,047
                                                                        ---------  ---------
                                                                        $ 258,610  $ 268,994
                                                                        =========  =========
LIABILITIES AND STOCKHOLDER'S INVESTMENT
Current liabilities
   Current portion of long-term debt................................... $   1,479  $     574
   Accounts payable....................................................     2,713      3,003
   Accrued interest payable............................................    11,164     11,313
   Program rights payable..............................................    23,667     22,993
   Accrued employee benefit expenses...................................     4,676      4,906
   Other accrued expenses..............................................     5,272     10,370
                                                                        ---------  ---------
       Total current liabilities.......................................    48,971     53,159

Long-term debt.........................................................   425,381    439,869
Program rights payable.................................................     2,038      1,886
Deferred rent and other................................................     1,261      3,089
Accrued employee benefit expenses......................................     1,815      1,879
Deferred income taxes..................................................     9,961     16,185
                                                                        ---------  ---------
       Total liabilities...............................................   489,427    516,067
                                                                        ---------  ---------
Commitments and contingent liabilities (Note 11)
Stockholder's investment
   Preferred stock, $1 par value, 1,000 shares authorized, none issued.        --         --
   Common stock, $.05 par value, 20,000 shares authorized, issued and
     outstanding.......................................................         1          1
   Capital in excess of par value......................................    74,956     49,631
   Retained earnings...................................................     3,974      4,917
   Distributions to owners, net (Note 9)...............................  (309,748)  (301,622)
                                                                        ---------  ---------
       Total stockholder's investment..................................  (230,817)  (247,073)
                                                                        ---------  ---------
                                                                        $ 258,610  $ 268,994
                                                                        =========  =========

         See accompanying notes to consolidated financial statements.

                       ALLBRITTON COMMUNICATIONS COMPANY

          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                            (Dollars in thousands)

                                                            Year Ended September 30,
                                                          ----------------------------
                                                            2000      2001      2002
                                                          --------  --------  --------
Operating revenues, net.................................. $216,495  $202,541  $196,169
                                                          --------  --------  --------
Television operating expenses, excluding depreciation and
  amortization...........................................  124,727   124,597   126,001
Depreciation and amortization............................   16,624    15,045    13,310
Corporate expenses.......................................    4,873     5,641     6,004
                                                          --------  --------  --------
                                                           146,224   145,283   145,315
                                                          --------  --------  --------
Operating income.........................................   70,271    57,258    50,854
Nonoperating income (expense)
   Interest income
       Related party.....................................      303       213        92
       Other.............................................      331       321        94
   Interest expense
       Related party.....................................   (3,891)   (4,064)     (785)
       Other.............................................  (42,212)  (41,682)  (41,561)
   Other, net............................................   (1,422)   (1,060)   (1,225)
                                                          --------  --------  --------
Income before income taxes...............................   23,380    10,986     7,469
Provision for income taxes...............................   10,569     4,632     3,955
                                                          --------  --------  --------
Net income...............................................   12,811     6,354     3,514
Retained earnings, beginning of year.....................  (15,191)   (2,380)    3,974
Tax benefit distributed..................................       --        --    (2,571)
                                                          --------  --------  --------
Retained earnings, end of year........................... $ (2,380) $  3,974  $  4,917
                                                          ========  ========  ========

         See accompanying notes to consolidated financial statements.

                       ALLBRITTON COMMUNICATIONS COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars in thousands)

                                                                                   Year Ended September 30,
                                                                               -------------------------------
                                                                                  2000       2001       2002
                                                                               ---------  ---------  ---------
Cash flows from operating activities:
   Net income................................................................. $  12,811  $   6,354  $   3,514
                                                                               ---------  ---------  ---------
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization...........................................    16,624     15,045     13,310
      Other noncash charges...................................................     1,433      1,315      1,512
      Noncash tax benefits....................................................    (2,681)    (2,630)    (2,571)
      Provision for doubtful accounts.........................................       538        783        677
      Loss on disposal of assets..............................................        32         36        139
      Changes in assets and liabilities:
         (Increase) decrease in assets:
            Accounts receivable...............................................    (3,879)     2,735     (2,548)
            Program rights....................................................    (1,630)      (608)     1,161
            Other current assets..............................................      (197)       127        218
            Other noncurrent assets...........................................      (910)    (1,438)    (1,012)
            Deferred income taxes.............................................       295        240        (80)
         Increase (decrease) in liabilities:
            Accounts payable..................................................      (730)      (728)       535
            Accrued interest payable..........................................        --          5        (65)
            Accrued interest payable--related parties.........................     3,791      3,263        552
            Program rights payable............................................     2,432     (1,120)      (826)
            Accrued employee benefit expenses.................................      (125)      (418)       243
            Other accrued expenses............................................       971        555      5,198
            Deferred rent and other liabilities...............................      (740)      (592)     1,839
            Deferred income taxes.............................................     2,591      2,232      6,224
                                                                               ---------  ---------  ---------
              Total adjustments...............................................    17,815     18,802     24,506
                                                                               ---------  ---------  ---------
              Net cash provided by operating activities.......................    30,626     25,156     28,020
                                                                               ---------  ---------  ---------
Cash flows from investing activities:
   Capital expenditures.......................................................    (5,167)    (5,810)   (26,308)
   Exercise of option to acquire assets of WJSU...............................    (3,372)        --         --
   Acquisition of certain assets of Allnewsco.................................        --         --    (20,213)
   Proceeds from disposal of assets...........................................        73         28         63
                                                                               ---------  ---------  ---------
              Net cash used in investing activities...........................    (8,466)    (5,782)   (46,458)
                                                                               ---------  ---------  ---------
Cash flows from financing activities:
   Draws under line of credit, net............................................        --         --     14,864
   Deferred financing costs...................................................        --       (804)      (291)
   Principal payments on long-term debt and capital leases....................    (2,016)    (1,735)    (1,422)
   Distributions to owners, net of certain charges............................  (275,024)  (197,680)  (342,753)
   Repayments of distributions to owners......................................   249,291    174,100    342,615
   Notes issued from Allnewsco to Perpetual...................................     3,083      2,493      3,895
                                                                               ---------  ---------  ---------
              Net cash (used in) provided by financing activities.............   (24,666)   (23,626)    16,908
                                                                               ---------  ---------  ---------
Net decrease in cash and cash equivalents.....................................    (2,506)    (4,252)    (1,530)
Cash and cash equivalents, beginning of year..................................    14,587     12,081      7,829
                                                                               ---------  ---------  ---------
Cash and cash equivalents, end of year........................................ $  12,081  $   7,829  $   6,299
                                                                               =========  =========  =========
Supplemental disclosure of cash flow information:
      Cash paid for interest.................................................. $  41,981  $  41,484  $  41,420
                                                                               =========  =========  =========
      Cash paid for interest to related parties............................... $     100  $     800  $     233
                                                                               =========  =========  =========
      Cash paid for state income taxes........................................ $     529  $     911  $     624
                                                                               =========  =========  =========
   Non-cash investing and financing activities:
      Equipment acquired under capital leases................................. $      --  $     750  $      24
                                                                               =========  =========  =========
      Reclassification of notes payable to common stock....................... $      --  $  46,291  $      --
                                                                               =========  =========  =========
      Reclassification of accrued interest payable to common stock............ $      --  $  20,709  $      --
                                                                               =========  =========  =========

         See accompanying notes to consolidated financial statements.

                       ALLBRITTON COMMUNICATIONS COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (Dollars in thousands)


NOTE 1--THE COMPANY

   Allbritton Communications Company (ACC or the Company) is an indirectly wholly-owned subsidiary of Perpetual Corporation (Perpetual), a Delaware corporation, which is controlled by Mr. Joe L. Allbritton. The Company owns ABC network-affiliated television stations serving seven geographic markets:

         Station        Market
         -------        ------
         WJLA           Washington, D.C.
         WBMA/WCFT/WJSU Birmingham (Anniston and Tuscaloosa), Alabama
         WHTM           Harrisburg-Lancaster-York-Lebanon, Pennsylvania
         KATV           Little Rock, Arkansas
         KTUL           Tulsa, Oklahoma
         WSET           Roanoke-Lynchburg, Virginia
         WCIV           Charleston, South Carolina

   The Company also provides 24-hour per day basic cable television programming to the Washington, D.C. market, through NewsChannel 8, primarily focused on regional and local news for the Washington, D.C. metropolitan area. The operations of NewsChannel 8 have been integrated with WJLA.

   Based upon regular assessments of its operations, the Company has determined that the economic characteristics, services, production processes, customer type and distribution methods for the Company's operations are substantially similar and have therefore been aggregated as one reportable segment.

NOTE 2--ACQUISITION OF ALLNEWSCO AND BASIS OF PRESENTATION

   On March 5, 2002, the Company entered into an asset purchase agreement with ALLNEWSCO, Inc. (Allnewsco). The Company consummated the transaction on September 16, 2002, acquiring certain of the assets of Allnewsco in exchange for $20,000 in cash and the cancellation of a $20,000 note receivable from Allnewsco. The assets acquired consisted primarily of cable affiliation agreements and certain technical equipment and vehicles related to its newsgathering and cable distribution operations. Allnewsco has been controlled since its inception by Perpetual which also controls the Company. Because both the Company and Allnewsco are controlled by Perpetual, the Company is required to account for the acquisition as a transfer of assets within a group under common control. Under this accounting, the Company and Allnewsco are treated as if they have always been combined for accounting and financial reporting purposes. As a result, the Company's consolidated financial statements have been restated for all periods prior to the asset acquisition to reflect the combined results of the Company and Allnewsco as of the beginning of the earliest period presented. In addition to combining the separate historical results of the Company and Allnewsco, the consolidated financial statements include all adjustments necessary to conform accounting methods and presentation, to the extent they were different, and to eliminate significant intercompany transactions.

                       ALLBRITTON COMMUNICATIONS COMPANY

                            (Dollars in thousands)


   Selected combining financial data for the years ended September 30, 2000, 2001 and 2002 is as follows:

                                      ACC    Allnewsco Adjustment Combined
                                    -------- --------- ---------- --------
      Year Ended September 30, 2000
         Net operating revenues.... $205,307  $11,188        --   $216,495
         Net income................   17,184   (7,054)   $2,681     12,811

      Year Ended September 30, 2001
         Net operating revenues....  190,618   11,923        --    202,541
         Net income................   10,644   (6,920)    2,630      6,354

      Year Ended September 30, 2002
         Net operating revenues....  185,944   10,225        --    196,169
         Net income................    6,468   (4,764)    1,810      3,514

   The operating results of Allnewsco presented above consist of the full fiscal years ended September 30, 2000 and 2001, and the period from October 1, 2001 through the acquisition date by ACC of September 16, 2002.

   The adjustment to net income represents the income tax benefit associated with combining ACC and Allnewsco. Because Perpetual has historically filed consolidated federal and Virginia state income tax returns including the operating results of both ACC and Allnewsco, certain tax benefits were realized by Perpetual associated with Allnewsco's net operating losses in the consolidated tax returns. In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the combined results of ACC and Allnewsco have been adjusted to reflect the historical tax benefits which would have been recorded for financial reporting purposes by the combined entity during each period presented.

   As the Company did not acquire all of the assets or assume all of the liabilities of Allnewsco, certain expenses reported in the consolidated financial statements will not be incurred subsequent to the asset acquisition. Specifically, the Company did not acquire or assume amounts due from Allnewsco to Perpetual. The accompanying consolidated financial statements include $3,891, $4,064 and $785 of related party interest expense relating to amounts due from Allnewsco to Perpetual during the years ended September 30, 2000, 2001 and 2002, respectively, that will not recur subsequent to the acquisition. The excess of the $40,000 purchase price over the net book value of the Allnewsco assets and liabilities acquired by the Company of $25,325 has been recorded as an adjustment to the Company's capital in excess of par value upon consummation of the transaction.

NOTE 3--SIGNIFICANT ACCOUNTING POLICIES

   Consolidation--The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries after elimination of all significant intercompany accounts and transactions.

   Use of estimates and assumptions--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires

                       ALLBRITTON COMMUNICATIONS COMPANY

                            (Dollars in thousands)

management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

   Revenue recognition--Revenues are generated principally from sales of commercial advertising and are recorded as the advertisements are broadcast net of agency and national representative commissions and music license fees. For certain program contracts which provide for the exchange of advertising time in lieu of cash payments for the rights to such programming, revenue is recorded as advertisements are broadcast at the estimated fair value of the advertising time given in exchange for the program rights. Subscriber fee revenues are recognized in the period during which programming is provided, pursuant to affiliation agreements with cable television systems and direct broadcast satellite service providers.

   Cash and cash equivalents--The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

   Program rights--The Company has entered into contracts for the rights to television programming. Payments related to such contracts are generally made in installments over the contract period. Program rights which are currently available and the liability for future payments under such contracts are reflected in the consolidated balance sheets. Program rights are amortized primarily using the straight-line method over the twelve month rental period. Certain program rights with lives greater than one year are amortized using accelerated methods. Program rights expected to be amortized in the succeeding year and amounts payable within one year are classified as current assets and liabilities, respectively. The program rights are reflected in the consolidated balance sheets at the lower of unamortized cost or estimated net realizable value based on management's expectation of the net future cash flows to be generated by the programming.

   Property, plant and equipment--Property, plant and equipment are recorded at cost and depreciated over the estimated useful lives of the assets. Maintenance and repair expenditures are charged to expense as incurred and expenditures for modifications and improvements which increase the expected useful lives of the assets are capitalized. Depreciation expense is computed using the straight-line method for buildings and straight-line and accelerated methods for furniture, machinery and equipment. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the related lease or the estimated useful lives of the assets. The useful lives of property, plant and equipment for purposes of computing depreciation and amortization expense are:

          Buildings....................................... 15-40 years
          Leasehold improvements..........................  5-32 years
          Furniture, machinery and equipment and equipment
            under capital leases..........................  3-20 years

   Intangible assets--Intangible assets consist of values assigned to broadcast licenses as well as favorable terms on contracts and leases. Additionally, prior to the completion of the Company's acquisition of WJSU on March 22, 2000, intangible assets included the option to

                       ALLBRITTON COMMUNICATIONS COMPANY

                            (Dollars in thousands)

acquire the assets of WJSU (the Option) (see Note 4). The amounts assigned to intangible assets were based on the results of independent valuations and are amortized on a straight-line basis over their estimated useful lives. Broadcast licenses are amortized over 40 years and the premiums for favorable terms on contracts and leases are amortized over the terms of the related contracts and leases (19 to 25 years). Prior to the completion of the Company's acquisition of WJSU, the Option was amortized over the term of the Option and the associated local marketing agreement (10 years). Since completion of the acquisition, the portion of the purchase price assigned to the broadcast license of WJSU is being amortized over its estimated useful life of 40 years. The Company assesses the recoverability of intangible assets on an ongoing basis by evaluating whether amounts can be recovered through undiscounted cash flows over the remaining amortization period.

   Deferred financing costs--Costs incurred in connection with the issuance of long-term debt are deferred and amortized to other nonoperating expense on a straight-line basis over the term of the underlying financing agreement. This method does not differ significantly from the effective interest rate method.

   Deferred rent--Rent concessions and scheduled rent increases in connection with operating leases are recognized as adjustments to rental expense on a straight-line basis over the associated lease term.

   Concentration of credit risk--Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of certain cash and cash equivalents and receivables from advertisers. The Company invests its excess cash with high-credit quality financial institutions and at September 30, 2002 had an overnight repurchase agreement with a financial institution for $3,159. Concentrations of credit risk with respect to receivables from advertisers are limited as the Company's advertising base consists of large national advertising agencies and high-credit quality local advertisers. As is customary in the broadcasting industry, the Company does not require collateral for its credit sales which are typically due within thirty days.

   Income taxes--The operations of the Company are included in a consolidated federal income tax return filed by Perpetual. In accordance with the terms of a tax sharing agreement between the Company and Perpetual, the Company is required to pay to Perpetual its federal income tax liability, computed based upon statutory federal income tax rates applied to the Company's consolidated taxable income. The Company files separate state income tax returns with the exception of Virginia which is included in a combined state income tax return filed by Perpetual. In accordance with the terms of the tax sharing agreement, the Company is required to pay to Perpetual its combined Virginia income tax liability, computed based upon statutory Virginia income tax rates applied to the Company's combined Virginia net taxable income. Taxes payable to Perpetual are not reduced by losses generated in prior years by the Company. In addition, the amounts payable by the Company to Perpetual under the tax sharing agreement are not reduced if losses of other members of the Perpetual group are utilized to offset taxable income of the Company for purposes of the Perpetual consolidated federal or Virginia income tax returns.

                       ALLBRITTON COMMUNICATIONS COMPANY

                            (Dollars in thousands)

   The provision for income taxes is determined in accordance with SFAS No. 109, which requires that the consolidated amount of current and deferred income tax expense for a group that files a consolidated income tax return be allocated among members of the group when those members issue separate financial statements. Perpetual allocates a portion of its consolidated current and deferred income tax expense to the Company as if the Company and its subsidiaries were separate taxpayers. The Company records deferred tax assets, to the extent it is more likely than not that such assets will be realized in future periods, and deferred tax liabilities for the tax effects of the differences between the bases of its assets and liabilities for tax and financial reporting purposes. To the extent a deferred tax asset would be recorded due to the incurrence of net losses for federal or Virginia state income tax purposes, any such benefit recognized is effectively distributed to Perpetual as such benefit will not be recognized in future years pursuant to the tax sharing agreement.

   Fair value of financial instruments--The carrying amount of the Company's cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and program rights payable approximate fair value due to the short maturity of those instruments. The Company estimates the fair value of its long-term debt using either quoted market prices or by discounting the required future cash flows under its debt using borrowing rates currently available to the Company, as applicable.

   Earnings per share--Earnings per share data are not presented since the Company has only one shareholder.

   New pronouncements--SFAS No. 142, "Goodwill and Other Intangible Assets," was issued in June 2001. SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests. Other intangible assets will continue to be amortized over their useful lives. We adopted SFAS No. 142 effective October 1, 2002. Upon adoption, the Company performed the first of the required impairment tests on its indefinite lived intangible assets. The fair value of the Company's broadcast licenses was determined by applying an estimated market multiple to the broadcast cash flow generated by the respective market. Market multiples were determined based on recent transactions within the industry, information available regarding publicly traded peer companies and the respective station's competitive position within its market. Appropriate allocation was made to each of the station's tangible and intangible assets in determining the fair value of the station's broadcast licenses. As a result of these tests, it was determined that one of the Company's broadcast licenses was impaired. Accordingly, the Company recorded a non-cash, after-tax impairment charge of $2,973 related to the carrying value of its indefinite lived intangible assets. This charge was recorded as a cumulative effect of a change in accounting principle during the three months ended December 31, 2002.

                       ALLBRITTON COMMUNICATIONS COMPANY

                            (Dollars in thousands)


   The following table adjusts reported net income for the years ended September 30, 2000, 2001 and 2002 (prior to the adoption date of SFAS No. 142) to exclude amortization of indefinite lived intangible assets:


                                                       Years Ended September 30,
                                                       -------------------------
                                                        2000      2001    2002
                                                        -------  ------  ------
    Net income
       As reported.................................... $12,811   $6,354  $3,514
       Amortization of broadcast licenses, net of tax.   2,696    2,744   2,744
                                                        -------  ------  ------
       Adjusted....................................... $15,507   $9,098  $6,258
                                                        =======  ======  ======

   SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001 to address diversity in practice for recognizing obligations associated with the retirement of tangible long-lived assets. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001 to establish a single accounting model for long-lived assets to be disposed of by sale and to address issues surrounding the impairment of long-lived assets. SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued in June 2002 to address financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." These standards are effective for the Company's fiscal year ending September 30, 2003 and their adoption will not have a material impact on the Company's financial position or results of operations.

   SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections," was issued in April 2002 and primarily eliminates the requirement that gains or losses associated with early debt extinguishments be accounted for as extraordinary items. SFAS No. 145 will likely require any future gains or losses associated with early extinguishments of debt to be recorded as a component of income from continuing operations rather than as an extraordinary item. This standard is effective for the Company's fiscal year ending September 30, 2003. The other provisions of SFAS No. 145 are not expected to have a material effect on the Company's financial position or results of operations.

NOTE 4--LOCAL MARKETING AGREEMENT, ASSOCIATED OPTION AND ACQUISITION OF WJSU

   On December 29, 1995, the Company, through an 80%-owned subsidiary, entered into a ten-year local marketing agreement (LMA) with the owner of WJSU, a television station operating in Anniston, Alabama. The LMA provided for the Company to supply program services to WJSU and to retain all revenues from advertising sales. In exchange, the Company paid all station operating expenses and certain management fees to the station's owner. In connection with the LMA, the Company entered into the Option to acquire the assets of WJSU at a cost of $15,348. The Company exercised its option to acquire WJSU on September 14, 1999 and completed the acquisition on March 22, 2000 for additional consideration of $3,372. The total cost to acquire and exercise the Option was $18,720. The acquisition was accounted for as a purchase and accordingly, the cost of the acquired entity was assigned to the identifiable tangible and

                       ALLBRITTON COMMUNICATIONS COMPANY

                            (Dollars in thousands)

intangible assets acquired based on their fair values at the date of purchase. The consolidated results of operations of the Company include operating revenues and operating expenses of WJSU from December 29, 1995 to March 21, 2000 pursuant to the terms of the LMA, and since March 22, 2000 as an owned station.

NOTE 5--PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consists of the following:

                                                    September 30,
                                                --------------------
                                                   2001       2002
                                                ---------  ---------
           Buildings and leasehold improvements $  27,921  $  30,257
           Furniture, machinery and equipment..   121,693    129,589
           Equipment under capital leases......    10,067     10,067
                                                ---------  ---------
                                                  159,681    169,913
           Less accumulated depreciation.......  (124,483)  (116,829)
                                                ---------  ---------
                                                   35,198     53,084
           Land................................     2,889      2,889
           Construction-in-progress............     1,217        600
                                                ---------  ---------
                                                $  39,304  $  56,573
                                                =========  =========

   Depreciation and amortization expense was $11,356, $10,541 and $9,052 for the years ended September 30, 2000, 2001 and 2002, respectively, which includes amortization of equipment under capital leases.

NOTE 6--INTANGIBLE ASSETS

   Intangible assets consist of the following:

                                                September 30,
                                             ------------------
                                               2001      2002
                                             --------  --------
               Broadcast licenses........... $169,723  $169,723
               Other intangibles............    6,174     6,174
                                             --------  --------
                                              175,897   175,897
               Less accumulated amortization  (43,489)  (47,747)
                                             --------  --------
                                             $132,408  $128,150
                                             ========  ========

   Amortization expense was $5,268, $4,504 and $4,258 for the years ended September 30, 2000, 2001 and 2002, respectively.

                       ALLBRITTON COMMUNICATIONS COMPANY

                            (Dollars in thousands)


NOTE 7--LONG-TERM DEBT

   Outstanding debt consists of the following:

                                                                              September 30,
                                                                           ------------------
                                                                             2001      2002
                                                                           --------  --------
Senior Subordinated Debentures, due November 30, 2007 with interest payable semi-annually at 9.75%.......................................... $275,000  $275,000
Senior Subordinated Notes, due February 1, 2008 with interest payable
  semi-annually at 8.875%.................................................  150,000   150,000
Amended and Restated Revolving Credit Agreement, maximum amount of $70,000, expiring March 27, 2006, secured by the outstanding stock of the Company and its subsidiaries, interest payable quarterly at various rates from prime plus 0.25% or LIBOR plus 1.5% depending on certain
  financial operating tests (4.43% at September 30, 2002).................       --    14,864
Master Lease Finance Agreement, expired March 1, 2000 for new acquisitions, secured by the assets acquired, interest payable monthly at variable rates as determined on the acquisition date for each asset
  purchased (7.34%-8.32% at September 30, 2002) (See Note 11).............    1,827       521
Master Equipment Lease Agreement, expired June 30, 2002 for new acquisitions, secured by the assets acquired, interest payable monthly at variable rates as determined on the acquisition date for each asset
  purchased (6.45% at September 30, 2002) (See Note 11)...................      750       658
                                                                           --------  --------
                                                                            427,577   441,043
Less unamortized discount.................................................     (717)     (600)
                                                                           --------  --------
                                                                            426,860   440,443
Less current maturities...................................................   (1,479)     (574)
                                                                           --------  --------
                                                                           $425,381  $439,869
                                                                           ========  ========

   Unamortized deferred financing costs of $7,351 and $6,376 at September 30, 2001 and 2002, respectively, are included in deferred financing costs and other noncurrent assets in the accompanying consolidated balance sheets. Amortization of the deferred financing costs for the years ended September 30, 2000, 2001 and 2002 was $1,140, $1,190 and $1,266, respectively, which is included in other nonoperating expenses.

   Under the existing financing agreements, the Company is subject to restrictive covenants which place limitations upon payments of cash dividends, issuance of capital stock, investment transactions, incurrence of additional obligations and transactions with affiliates. In addition, under the Revolving Credit Agreement, the Company must maintain compliance with certain financial covenants. As of September 30, 2002, the Company was in compliance with such covenants. The Company is also required to pay a commitment fee ranging from 0.5% to 0.75% per annum based on the amount of any unused portion of the Revolving Credit Agreement.

   The Company estimates the fair value of its Senior Subordinated Debentures and Senior Subordinated Notes to be approximately $425,000 and $436,000 at September 30, 2001 and 2002, respectively. The carrying value of the Company's Revolving Credit Agreement approximates fair value as borrowings bear interest at market rates.

                       ALLBRITTON COMMUNICATIONS COMPANY

                            (Dollars in thousands)

NOTE 8--INCOME TAXES

   The provision for (benefit from) income taxes consists of the following:

                                  Years ended September 30,
                                  ----------------------
                                   2000      2001    2002
                                  -------   ------ -------
                      Current
                         Federal. $ 6,099   $1,909 $(2,571)
                         State...   1,584      251     382
                                  -------   ------ -------
                                    7,683    2,160  (2,189)
                                  -------   ------ -------
                      Deferred
                         Federal.   2,234    2,017   5,564
                         State...     652      455     580
                                  -------   ------ -------
                                    2,886    2,472   6,144
                                  -------   ------ -------
                                  $10,569   $4,632 $ 3,955
                                  =======   ====== =======

   The components of deferred income tax assets (liabilities) are as follows:

                                                          September 30,
                                                       ------------------
                                                         2001      2002
                                                       --------  --------
      Deferred income tax assets:
         State and local operating loss carryforwards. $  1,902  $  2,075
         Accrued employee benefits....................    1,035     1,149
         Deferred rent................................      512       983
         Allowance for accounts receivable............      407       410
         Other........................................      156       132
                                                       --------  --------
                                                          4,012     4,749
         Less valuation allowance.....................   (1,820)   (1,993)
                                                       --------  --------
                                                          2,192     2,756
                                                       --------  --------
      Deferred income tax liabilities:
         Depreciation and amortization................  (11,426)  (18,134)
                                                       --------  --------
      Net deferred income tax liabilities............. $ (9,234) $(15,378)
                                                       ========  ========

   The Company has approximately $45,500 in state and local operating loss carryforwards in certain jurisdictions available for future use for state and local income tax purposes which expire in various years from 2006 through 2017. The change in the valuation allowance for deferred tax assets of $166, ($584) and $173 during the years ended September 30, 2000, 2001 and 2002, respectively, principally resulted from management's evaluation of the recoverability of the loss carryforwards.

                       ALLBRITTON COMMUNICATIONS COMPANY

                            (Dollars in thousands)

   The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate for income before extraordinary loss:

                                                                        Years ended September 30,
                                                                        ------------------------
                                                                        2000     2001     2002
                                                                        ----     ----     ----
Statutory federal income tax rate...................................... 34.0%    34.0%    34.0%
State income taxes, net of federal income tax benefit..................  7.5      7.1      7.9
Non-deductible expenses, principally amortization of certain intangible
  assets, insurance premiums and meals and entertainment...............  2.4      6.2      8.7
Change in valuation allowance..........................................  0.7     (5.3)     2.3
Other, net.............................................................  0.6      0.2      0.1
                                                                         ----     ----     ----
Effective income tax rate.............................................. 45.2%    42.2%    53.0%
                                                                         ====     ====     ====

NOTE 9--TRANSACTIONS WITH OWNERS AND RELATED PARTIES

Distributions to Owners, Net

   In the ordinary course of business, the Company makes cash advances in the form of distributions to Perpetual. At present, the primary source of repayment of the net advances from the Company is through the ability of the Company to pay dividends or make other distributions. There is no immediate intent for these amounts to be repaid. Accordingly, such amounts have been treated as a reduction of stockholder's investment and described as "distributions" in the accompanying consolidated balance sheets. The weighted average amount of non-interest bearing advances outstanding was $280,149, $303,785 and $323,885 during Fiscal 2000, 2001 and 2002, respectively.

   Additionally, Perpetual historically advanced cash to Allnewsco in the form of unsecured demand notes bearing interest at a rate of 7.5%. The notes payable from Allnewsco to Perpetual are included in distributions to owners in the accompanying consolidated balance sheet at September 30, 2001, conforming the presentation of cash transactions between the Company, Allnewsco and Perpetual. Effective September 28, 2001, Allnewsco authorized the issuance of 67,000 shares of common stock to Perpetual in exchange for the reclassification of $46,291 and $20,709 from notes payable and accrued interest payable, respectively. As ACC did not acquire or assume amounts due from Allnewsco to Perpetual, no amount is outstanding from the Company under such notes at September 30, 2002.

   The operations of the Company are included in a consolidated federal income tax return and a combined Virginia state income tax return filed by Perpetual. The Company is charged by Perpetual and makes payments to Perpetual for federal and Virginia state income taxes which are computed in accordance with the terms of a tax sharing agreement between the Company and Perpetual. Because Perpetual has historically filed consolidated federal and Virginia state income tax returns including the operating results of both ACC and Allnewsco, certain tax benefits were realized by Perpetual associated with Allnewsco's net operating losses in the consolidated tax returns. In accordance with SFAS No. 109, the combined results of ACC and Allnewsco have been adjusted to reflect the historical tax benefits which would have been recorded for financial reporting purposes by the combined entity during each period presented. The cumulative effect of the tax benefits associated with combining ACC and Allnewsco of $17,772 has been reflected as a receivable which was not acquired upon consummation of the Allnewsco transaction.

                       ALLBRITTON COMMUNICATIONS COMPANY

                            (Dollars in thousands)


   The components of distributions to owners and the related activity during Fiscal 2000, 2001 and 2002 consist of the following:

                                                                            Federal and
                                                    ACC        Allnewsco   Virginia state      Net
                                               Distributions Notes Payable   Income Tax   Distributions
                                                 to Owners   to Perpetual    Receivable     to Owners
                                               ------------- ------------- -------------- -------------
Balance as of September 30, 1999..............   $ 252,357     $(50,223)      $ 12,275      $ 214,409

Cash advances to Perpetual....................     275,024                                    275,024
Repayment of cash advances from
  Perpetual...................................    (249,291)                                  (249,291)
Issuance of notes payable to Perpetual........                   (3,083)                       (3,083)
Charge for federal and state income taxes.....                                  (8,808)        (8,808)
Payment of income taxes.......................                                   8,808          8,808
Tax benefit associated with combining ACC
  and Allnewsco...............................                                   2,681          2,681
                                                 ---------     --------       --------      ---------

Balance as of September 30, 2000..............     278,090      (53,306)        14,956        239,740

Cash advances to Perpetual....................     197,680                                    197,680
Repayment of cash advances from
  Perpetual...................................    (174,100)                                  (174,100)
Issuance of notes payable to Perpetual........                   (2,493)                       (2,493)
Reclassification of notes payable to equity in
  the common stock of Allnewsco...............                   46,291                        46,291
Charge for federal and state income taxes.....                                  (4,500)        (4,500)
Payment of income taxes.......................                                   4,500          4,500
Tax benefit associated with combining ACC
  and Allnewsco...............................                                   2,630          2,630
                                                 ---------     --------       --------      ---------

Balance as of September 30, 2001..............     301,670       (9,508)        17,586        309,748

Cash advances to Perpetual....................     342,567                                    342,567
Repayment of cash advances from
  Perpetual...................................    (342,615)                                  (342,615)
Issuance of notes payable to Perpetual........                   (3,895)                       (3,895)
Benefit for federal and state income taxes,
  including tax benefit associated with
  combining ACC and Allnewsco of $1,810.......                                   2,571          2,571
Payment of income taxes.......................                                     186            186
Distribution of tax benefit...................                                  (2,571)        (2,571)
Allnewsco balances not acquired...............                   13,403        (17,772)        (4,369)
                                                 ---------     --------       --------      ---------

Balance as of September 30, 2002..............   $ 301,622     $     --       $     --      $ 301,622
                                                 =========     ========       ========      =========

   Subsequent to September 30, 2002 and through November 15, 2002, the Company made additional net distributions to owners of $16.

                       ALLBRITTON COMMUNICATIONS COMPANY

                            (Dollars in thousands)


Other Transactions with Related Parties

   During 1991, the Company loaned $20,000 to Allnewsco. The $20,000, 11.06% note receivable from Allnewsco was due in January 2008, with the principal balance also due upon demand. Since the historical consolidated financial statements have been restated to reflect the combined results of the Company and Allnewsco as of the beginning of the earliest period presented, the loan amount as well as the related interest income/expense have been eliminated as intercompany transactions for all periods presented. At closing of the Allnewsco transaction, the Company cancelled the $20,000 note as part of the consideration for the acquisition.

   During the years ended September 30, 2000, 2001 and 2002, the Company earned interest income from Perpetual of $303, $213 and $92, respectively, as a result of making advances of tax payments in accordance with the terms of the tax sharing agreement between the Company and Perpetual.

   Management fees of $500, $500 and $600 were paid to Perpetual by the Company for the years ended September 30, 2000, 2001 and 2002, respectively. The Company also paid management fees to Mr. Joe L. Allbritton in the amount of $550 for each of the years ended September 30, 2000, 2001 and 2002 and to Mr. Robert L. Allbritton in the amount of $190, $200 and $200 for the years ended September 30, 2000, 2001 and 2002, respectively. Management fees are included in corporate expenses in the consolidated statements of operations.

   During the year ended September 30, 2000, the Company entered into various agreements with Irides, LLC (Irides) to provide the Company's stations with certain web site design, hosting and maintenance services. Irides is an affiliate of the Company which is controlled by Mr. Joe L. Allbritton. The Company paid fees of $209, $167 and $110 to Irides during the years ended September 30, 2000, 2001 and 2002, respectively. These fees are included in television operating expenses in the consolidated statements of operations.

   The Company maintains banking and advertising relationships with and leases certain office space from Riggs Bank N.A. (Riggs Bank). Riggs is a wholly-owned subsidiary of Riggs National Corporation (Riggs), of which Mr. Joe L. Allbritton is the Vice Chairman of the Board of Directors and a significant stockholder. The majority of the Company's cash and cash equivalents was on deposit with Riggs Bank at September 30, 2001 and 2002. During the years ended September 30, 2000, 2001 and 2002, the Company generated $378, $191 and $44, respectively, in advertising revenue from Riggs Bank. Additionally, the Company incurred $283, $297 and $328 in rental expense related to office space leased from Riggs Bank for the years ended September 30, 2000, 2001 and 2002, respectively. During the years ended September 30, 2001 and 2002, Riggs utilized the Company's aircraft on several occasions and was charged $20 and $27, respectively, for such usage. There was no usage of the Company's aircraft by Riggs during the year ended September 30, 2000.

NOTE 10--RETIREMENT PLANS

   A defined contribution savings plan is maintained for eligible employees of the Company and certain of its affiliates. Under the plan, employees may contribute a portion of their compensation subject to Internal Revenue Service limitations and the Company contributes an amount equal to 50% of the contribution of the employee not to exceed 6% of the compensation

                       ALLBRITTON COMMUNICATIONS COMPANY

                            (Dollars in thousands)

of the employee. The amounts contributed to the plan by the Company on behalf of its employees totaled approximately $1,035, $863 and $1,039 for the years ended September 30, 2000, 2001 and 2002, respectively.

   The Company also contributes to certain other multi-employer union pension plans on behalf of certain of its union employees. The amounts contributed to such plans totaled approximately $361, $331 and $360 for the years ended September 30, 2000, 2001 and 2002, respectively.

NOTE 11--COMMITMENTS AND CONTINGENT LIABILITIES

   The Company leases office and studio facilities and machinery and equipment under operating and capital leases expiring in various years through 2017. Certain leases contain provisions for renewal and extension. Future minimum lease payments under operating and capital leases which have remaining noncancelable lease terms in excess of one year as of September 30, 2002 are as follows:

                                                       Operating Capital
                                                        Leases   Leases
                                                       --------- -------
        Year ending September 30,
           2003.......................................  $ 3,595  $  638
           2004.......................................    3,542     268
           2005.......................................    3,444     180
           2006.......................................    3,465     180
           2007.......................................    2,791      30
           2008 and thereafter........................   30,129      --
                                                        -------  ------
                                                        $46,966   1,296
                                                        =======
        Less: amounts representing imputed interest...             (117)
                                                                 ------
                                                                  1,179
        Less: current portion.........................             (574)
                                                                 ------
        Long-term portion of capital lease obligations           $  605
                                                                 ======

   Rental expense under operating leases aggregated approximately $3,200, $3,300 and $3,800 for the years ended September 30, 2000, 2001 and 2002, respectively.

                       ALLBRITTON COMMUNICATIONS COMPANY

                            (Dollars in thousands)


   The Company has entered into contractual commitments in the ordinary course of business for the rights to television programming which is not yet available for broadcast as of September 30, 2002. Under these agreements, the Company must make specific minimum payments approximating the following:

                       Year ending September 30,
                          2003.................. $ 3,361
                          2004..................  19,918
                          2005..................  13,139
                          2006..................   3,021
                          2007..................     104
                                                 -------
                                                 $39,543
                                                 =======

   The Company has entered into various employment contracts. Future guaranteed payments under such contracts as of September 30, 2002 approximate the following:

                        Year ending September 30,
                           2003.................. $6,775
                           2004..................    980
                           2005..................    300
                           2006..................    212
                                                  ------
                                                  $8,267
                                                  ======

   The Company has entered into various deferred compensation agreements with certain employees. Under these agreements, the Company is required to make payments aggregating approximately $2,067 during the years 2005 through 2012. At September 30, 2001 and 2002, the Company has recorded a deferred compensation liability of approximately $1,013 and $1,163, respectively, which is included as a component of noncurrent accrued employee benefit expenses in the accompanying consolidated balance sheets.

   The Company currently and from time to time is involved in litigation incidental to the conduct of its business, including suits based on defamation. The Company is not currently a party to any lawsuit or proceeding which, in the opinion of management, if decided adverse to the Company, would be likely to have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

NOTE 12 - SUBSEQUENT EVENTS

   On December 6, 2002, the Company priced a new $275,000 offering of 7.75% Senior Subordinated Notes due 2012 (the 7.75% Notes). Subject to customary closing conditions, the 7.75% Notes are to be issued under an indenture to be dated on or about December 20, 2002, with the cash proceeds to be used to purchase or redeem the Company's existing 9.75% Senior Subordinated Debentures. In addition, the Revolving Credit Agreement was amended to adjust certain of the financial covenants.

                       ALLBRITTON COMMUNICATIONS COMPANY
       (an indirectly wholly-owned subsidiary of Perpetual Corporation)

                          CONSOLIDATED BALANCE SHEETS
                            (Dollars in thousands)

                                                            September 30, December 31,
                                                                2002          2002
                                                            ------------- ------------
                          ASSETS                                          (unaudited)

Current assets
   Cash and cash equivalents...............................   $   6,299   $     3,583
   Restricted cash (Note 3)................................          --       275,000
   Accounts receivable, net................................      37,167        42,882
   Program rights..........................................      19,272        14,294
   Deferred income taxes...................................         807           807
   Other...................................................       2,140         2,929
                                                              ---------   -----------
       Total current assets................................      65,685       339,495

Property, plant and equipment, net.........................      56,573        55,448
Intangible assets, net.....................................     128,150       123,108
Deferred financing costs and other.........................       7,177        11,924
Cash surrender value of life insurance.....................      10,362        10,688
Program rights.............................................       1,047           779
                                                              ---------   -----------
                                                              $ 268,994   $   541,442
                                                              =========   ===========

         LIABILITIES AND STOCKHOLDER'S INVESTMENT

Current liabilities
   Current portion of long-term debt (Note 3)..............   $     574   $   274,967
   Accounts payable........................................       3,003         3,449
   Accrued interest payable................................      11,313         8,596
   Program rights payable..................................      22,993        19,382
   Accrued employee benefit expenses.......................       4,906         3,830
   Other accrued expenses..................................      10,370        11,279
                                                              ---------   -----------
       Total current liabilities...........................      53,159       321,503

Long-term debt.............................................     439,869       447,473
Program rights payable.....................................       1,886         1,481
Deferred rent and other....................................       3,089         4,690
Accrued employee benefit expenses..........................       1,879         1,868
Deferred income taxes......................................      16,185        18,117
                                                              ---------   -----------
       Total liabilities...................................     516,067       795,132
                                                              ---------   -----------

Stockholder's investment
   Preferred stock, $1 par value, 1,000 shares authorized,
     none issued...........................................          --            --
   Common stock, $.05 par value, 20,000 shares authorized,
     issued and outstanding................................           1             1
   Capital in excess of par value..........................      49,631        49,631
   Retained earnings.......................................       4,917         9,167
   Distributions to owners, net (Note 5)...................    (301,622)     (312,489)
                                                              ---------   -----------
       Total stockholder's investment......................    (247,073)     (253,690)
                                                              ---------   -----------
                                                              $ 268,994   $   541,442
                                                              =========   ===========

     See accompanying notes to interim consolidated financial statements.

                       ALLBRITTON COMMUNICATIONS COMPANY
       (an indirectly wholly-owned subsidiary of Perpetual Corporation)

          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                            (Dollars in thousands)
                                  (unaudited)

                                                                   Three Months Ended
                                                                      December 31,
                                                                   ------------------
                                                                     2001      2002
                                                                   --------  --------

Operating revenues, net........................................... $ 52,936  $ 58,509
                                                                   --------  --------
Television operating expenses, excluding depreciation and
  amortization....................................................   32,470    32,128
Depreciation and amortization.....................................    3,301     2,589
Corporate expenses................................................    1,382     1,458
                                                                   --------  --------
                                                                     37,153    36,175
                                                                   --------  --------
Operating income..................................................   15,783    22,334
                                                                   --------  --------

Nonoperating income (expense)
   Interest income
       Related party..............................................       45        44
       Other......................................................       32       120
   Interest expense...............................................
       Related party..............................................     (180)       --
       Other......................................................  (10,466)  (11,098)
   Other, net.....................................................     (375)     (344)
                                                                   --------  --------
                                                                    (10,944)  (11,278)
                                                                   --------  --------

Income before income taxes and cumulative effect of change in
  accounting principle............................................    4,839    11,056

Provision for income taxes........................................    2,140     3,833
                                                                   --------  --------

Income before cumulative effect of change in accounting principle.    2,699     7,223

Cumulative effect of change in accounting principle, net of income
  tax benefit of $2,027 (Note 4)..................................       --     2,973
                                                                   --------  --------

Net income........................................................    2,699     4,250

Retained earnings, beginning of period............................    3,974     4,917
                                                                   --------  --------

Retained earnings, end of period.................................. $  6,673  $  9,167
                                                                   ========  ========


     See accompanying notes to interim consolidated financial statements.

                       ALLBRITTON COMMUNICATIONS COMPANY
       (an indirectly wholly-owned subsidiary of Perpetual Corporation)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars in thousands)
                                  (unaudited)

                                                                              Three Months Ended
                                                                                 December 31,
                                                                             --------------------
                                                                                2001       2002
                                                                             ---------  ---------
Cash flows from operating activities:
    Net income.............................................................. $   2,699  $   4,250
                                                                             ---------  ---------
    Adjustments to reconcile net income to net cash (used in) provided by operating activities:
       Depreciation and amortization........................................     3,301      2,589
       Cumulative effect of change in accounting principle..................        --      2,973
       Other noncash charges................................................       340        363
       Noncash tax benefits.................................................      (393)        --
       Provision for doubtful accounts......................................       139        131
       Loss (gain) on disposal of assets....................................        19         (4)
       Changes in assets and liabilities:
          (Increase) decrease in assets:
             Accounts receivable............................................    (7,952)    (5,846)
             Program rights.................................................     5,410      5,246
             Other current assets...........................................        62       (789)
             Other noncurrent assets........................................      (334)      (307)
          Increase (decrease) in liabilities:
             Accounts payable...............................................       818        446
             Accrued interest payable.......................................    (3,333)    (2,717)
             Accrued interest payable - related party.......................       170         --
             Program rights payable.........................................    (5,124)    (4,016)
             Accrued employee benefit expenses..............................      (695)    (1,087)
             Other accrued expenses.........................................     1,131        909
             Deferred rent and other liabilities............................      (135)     1,601
             Deferred income taxes..........................................       925      3,959
                                                                             ---------  ---------
               Total adjustments............................................    (5,651)     3,451
                                                                             ---------  ---------
               Net cash (used in) provided by operating
                activities..................................................    (2,952)     7,701
                                                                             ---------  ---------

Cash flows from investing activities:
    Capital expenditures....................................................      (693)    (1,422)
    Proceeds from disposal of assets........................................         9          4
                                                                             ---------  ---------
               Net cash used in investing activities........................      (684)    (1,418)
                                                                             ---------  ---------

Cash flows from financing activities:
    Proceeds from issuance of debt..........................................        --    275,000
    Placement of proceeds from issuance of debt into escrow.................        --   (275,000)
    Draws under line of credit, net.........................................        --      7,136
    Deferred financing costs................................................       (63)    (5,100)
    Principal payments on capital lease obligations.........................      (471)      (168)
    Notes issued from Allnewsco to Perpetual................................       393         --
    Distributions to owners, net of certain charges.........................  (120,561)   (14,076)
    Repayments of distributions to owners...................................   120,465      3,209
                                                                             ---------  ---------
               Net cash used in financing activities........................      (237)    (8,999)
                                                                             ---------  ---------

Net decrease in cash and cash equivalents...................................    (3,873)    (2,716)
Cash and cash equivalents, beginning of period..............................     7,829      6,299
                                                                             ---------  ---------
Cash and cash equivalents, end of period.................................... $   3,956  $   3,583
                                                                             =========  =========

Non-cash investing and financing activities:
    Equipment acquired under capital leases................................. $      24  $      --
                                                                             =========  =========

     See accompanying notes to interim consolidated financial statements.

                       ALLBRITTON COMMUNICATIONS COMPANY
       (an indirectly wholly-owned subsidiary of Perpetual Corporation)

              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            (Dollars in thousands)
                                  (unaudited)


   NOTE 1 -- The accompanying unaudited interim consolidated financial statements of Allbritton Communications Company (an indirectly wholly-owned subsidiary of Perpetual Corporation ("Perpetual")) and its subsidiaries (collectively, "ACC" or the "Company") have been prepared pursuant to instructions for Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been omitted or condensed where permitted by regulation. In management's opinion, the accompanying financial statements reflect all adjustments, which were of a normal recurring nature, and disclosures necessary for a fair presentation of the consolidated financial statements for the interim periods presented. The results of operations for the three months ended December 31, 2002 are not necessarily indicative of the results that can be expected for the entire fiscal year ending September 30, 2003. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended September 30, 2002 which are contained in the Company's Form 10-K.

   NOTE 2 -- On September 16, 2002, the Company acquired certain of the assets of ALLNEWSCO, Inc. ("Allnewsco") in exchange for $20,000 in cash and the cancellation of a $20,000 note receivable from Allnewsco. Allnewsco has been controlled since its inception by Perpetual which also controls the Company. Because both the Company and Allnewsco are controlled by Perpetual, the Company was required to account for the acquisition as a transfer of assets within a group under common control. Under this accounting, the Company and Allnewsco are treated as if they have always been combined for accounting and financial reporting purposes. As a result, the Company's consolidated financial statements have been restated for all periods prior to the asset acquisition to reflect the combined results of the Company and Allnewsco as of the beginning of the earliest period presented. In addition to combining the separate historical results of the Company and Allnewsco, the consolidated financial statements include all adjustments necessary to conform accounting methods and presentation, to the extent they were different, and to eliminate significant intercompany transactions.

   Selected combining financial data for the three months ended December 31, 2001 are as follows:

                                   ACC   Allnewsco Adjustment Combined
                                 ------- --------- ---------- --------
          Net operating revenues $50,153  $ 2,783             $52,936
          Net income............   3,341   (1,035)    $393      2,699

   The adjustment to net income represents the income tax benefit associated with combining the Company and Allnewsco.

   As the Company did not acquire all of the assets or assume all of the liabilities of Allnewsco, certain expenses reported in the consolidated financial statements will not be incurred subsequent to the asset acquisition. Specifically, the Company did not acquire or assume amounts due from Allnewsco to Perpetual. The accompanying consolidated financial statements include $180 of related party interest expense relating to amounts due from

                       ALLBRITTON COMMUNICATIONS COMPANY
       (an indirectly wholly-owned subsidiary of Perpetual Corporation)

        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)
                                  (unaudited)

Allnewsco to Perpetual during the three months ended December 31, 2001 that will not recur subsequent to the acquisition. Accordingly, no such related party interest expense was incurred during the three months ended December 31, 2002.

   NOTE 3 -- On December 20, 2002, the Company issued $275,000 principal amount of 7.75% Senior Subordinated Notes due 2012 (the "7.75% Notes") at par. The net proceeds were used to purchase and redeem the Company's $275,000 9.75% Senior Subordinated Debentures due 2007 (the "9.75% Debentures"). At December 31, 2002, the 7.75% Notes had been issued and the gross proceeds were held in escrow for purchase and redemption of the 9.75% Debentures. As of January 21, 2003, all of the 9.75% Debentures had been purchased or redeemed. The Company will record a pre-tax loss of $14,307 as a result of the purchase and redemption of its 9.75% Debentures during the quarter ending March 31, 2003 (see Note 6).

   On January 28, 2003, the Company entered into a purchase agreement pursuant to which it agreed, subject to customary closing conditions, to issue an additional $180,000 principal amount of its 7.75% Notes at a price of 98.305%. The net proceeds will be used to redeem the Company's existing $150,000 8.875% Senior Subordinated Notes due 2008 (the "8.875% Notes"), fund the redemption premium for the 8.875% Notes, pay the fees and expenses associated with the offering of the additional 7.75% Notes and repay borrowings outstanding under the Company's senior credit facility. If the Company closes the offering of the additional 7.75% Notes resulting in the redemption of the 8.875% Notes, the Company will incur a pre-tax loss of approximately $9,000 during the quarter ending March 31, 2003 (see Note 6).

   NOTE 4 -- Effective October 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests. The Company's indefinite lived intangible assets consist of broadcast licenses. Other intangible assets will continue to be amortized over their useful lives of 11 to 25 years.

   Upon adoption, the Company performed the first of the required impairment tests on its indefinite lived intangible assets. The fair value of the Company's broadcast licenses was determined by applying an estimated market multiple to the broadcast cash flow generated by the respective market. Market multiples were determined based on recent transactions within the industry, information available regarding publicly traded peer companies and the respective station's competitive position within its market. Appropriate allocation was made to each of the station's tangible and intangible assets in determining the fair value of the station's broadcast licenses. As a result of these tests, it was determined that one of the Company's broadcast licenses was impaired. Accordingly, the Company recorded a non-cash, after-tax impairment charge of $2,973 related to the carrying value of its indefinite lived intangible assets. This charge was recorded as a cumulative effect of a change in accounting principle during the three months ended December 31, 2002. The carrying value of the Company's broadcast licenses at September 30, 2002 and December 31, 2002 was $127,290 and $122,290, respectively, with the decrease representing the $5,000 pre-tax impairment charge discussed above.

                       ALLBRITTON COMMUNICATIONS COMPANY
       (an indirectly wholly-owned subsidiary of Perpetual Corporation)

        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)
                                  (unaudited)


   Other intangible assets at September 30, 2002 and December 31, 2002 consisted of the following:

                                       September 30, December 31,
                                           2002          2002
                                       ------------- ------------
              Gross carrying amount...    $6,174        $6,174
              Accumulated amortization     5,314         5,356
                                          ------        ------
              Net carrying amount.....    $  860        $  818
                                          ======        ======

   The following table adjusts reported income before cumulative effect of change in accounting principle and reported net income for the three months ended December 31, 2001 (prior to the adoption date of SFAS No. 142) to exclude amortization of indefinite lived intangible assets:

                                                     Income Before
                                                   Cumulative Effect
                                                      of Change in      Net
                                                  Accounting Principle Income
                                                  -------------------- ------
   Three Months Ended December 31, 2001
   As reported...................................        $2,699        $2,699
   Amortization of broadcast licenses, net of tax           686           686
                                                         ------        ------
   Adjusted......................................        $3,385        $3,385
                                                         ======        ======

   NOTE 5 -- For the three months ended December 31, 2001 and 2002, distributions to owners and related activity consisted of the following:

                                                                       Federal and
                                                          Allnewsco   Virginia State      Net
                                          Distributions Notes Payable   Income Tax   Distributions
                                            to Owners   to Perpetual    Receivable     to Owners
                                          ------------- ------------- -------------- -------------
Balance as of September 30, 2001.........   $ 301,670      $(9,508)      $17,586       $ 309,748
Cash advances to Perpetual...............     119,409                                    119,409
Repayment of cash advances to Perpetual..    (120,465)                                  (120,465)
Issuance of notes payable to Perpetual...                     (393)                         (393)
Charge for federal and state income taxes                                 (1,335)         (1,335)
Payment of income taxes..................                                  2,487           2,487
Tax benefit associated with combining
  ACC and Allnewsco......................                                    393             393
                                            ---------      -------       -------       ---------
Balance as of December 31, 2001..........   $ 300,614      $(9,901)      $19,131       $ 309,844
                                            =========      =======       =======       =========

Balance as of September 30, 2002.........   $ 301,622      $    --       $    --       $ 301,622
Cash advances to Perpetual...............      12,420                                     12,420
Repayment of cash advances to Perpetual..      (3,209)                                    (3,209)
Charge for federal and state income taxes                                   (722)           (722)
Payment of income taxes..................                                  2,378           2,378
                                            ---------      -------       -------       ---------
Balance as of December 31, 2002..........   $ 310,833      $    --       $ 1,656       $ 312,489
                                            =========      =======       =======       =========

                       ALLBRITTON COMMUNICATIONS COMPANY
       (an indirectly wholly-owned subsidiary of Perpetual Corporation)

        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (Dollars in thousands)
                                  (unaudited)


   The weighted average amount of non-interest bearing advances outstanding was $324,726 and $303,505 during the three months ended December 31, 2001 and 2002, respectively.

   NOTE 6 -- SFAS No. 145, "Rescission of FASB Statement Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections," was issued in April 2002 and primarily eliminates the requirement that gains or losses associated with early debt extinguishments be accounted for as extraordinary items. SFAS No. 145 will likely require any future gains or losses associated with early extinguishments of debt to be recorded as a component of income from continuing operations rather than as an extraordinary item. This standard is effective for the Company's fiscal year ending September 30, 2003. As a result of the purchase and redemption of its 9.75% Debentures in January 2003, the Company will record a pre-tax loss of $14,307 during the quarter ending March 31, 2003. Additionally, if the Company closes the offering of the additional 7.75% Notes resulting in the redemption of the 8.875% Notes, the Company will incur a pre-tax loss of approximately $9,000 during the quarter ending March 31, 2003. These losses will be reflected as a component of income from continuing operations rather than net of tax as an extraordinary item. The other provisions of SFAS No. 145 are not expected to have a material effect on the Company's financial position or results of operations.

   SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001 to address diversity in practice for recognizing obligations associated with the retirement of tangible long-lived assets. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001 to establish a single accounting model for long-lived assets to be disposed of by sale and to address issues surrounding the impairment of long-lived assets. SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued in June 2002 to address financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." These standards are effective for the Company's fiscal year ending September 30, 2003 and their adoption will not have a material impact on the Company's financial position or results of operations.

                                                                    SCHEDULE II

                       ALLBRITTON COMMUNICATIONS COMPANY

                VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                            (Dollars in thousands)

                                     Balance at   Charged                               Balance at
                                     beginning    to costs     Charged to                 end of
Classification                        of year   and expenses other accounts Deductions     year
--------------                       ---------- ------------ -------------- ----------  ----------
Year ended September 30, 2000:
   Allowance for doubtful accounts..   $1,549       $538            --        $(766)(2)   $1,321
                                       ======       ====         =====        =====       ======
   Valuation allowance for deferred
     income tax assets..............   $2,238       $166(1)         --        $  --       $2,404
                                       ======       ====         =====        =====       ======
Year ended September 30, 2001:
   Allowance for doubtful accounts..   $1,321       $783            --        $(930)(2)   $1,174
                                       ======       ====         =====        =====       ======
   Valuation allowance for deferred
     income tax assets..............   $2,404       $314(1)         --        $(898)(3)   $1,820
                                       ======       ====         =====        =====       ======
Year ended September 30, 2002:
   Allowance for doubtful accounts..   $1,174       $677         $(191)(4)    $(613)(2)   $1,047
                                       ======       ====         =====        =====       ======
   Valuation allowance for deferred
     income tax assets..............   $1,820       $173(1)         --        $  --       $1,993
                                       ======       ====         =====        =====       ======

--------
(1) Represents valuation allowance established related to certain net operating loss carryforwards and other deferred tax assets for state income tax purposes.
(2) Write-off of uncollectible accounts, net of recoveries and collection fees.
(3) Represents reduction of valuation allowance relating to certain net operating loss carryforwards.
(4) Represents the Allnewsco allowance balance at September 16, 2002 which was not acquired by the Company.

--------------------------------------------------------------------------------

                               -----------------

                                  PROSPECTUS

                               -----------------

                       ALLBRITTON COMMUNICATIONS COMPANY

                               Offer to Exchange
                                All outstanding
               73/4% Series A Senior Subordinated Notes due 2012
                           issued December 20, 2002
                  ($275,000,000 principal amount outstanding)

                                      for

               73/4% Series B Senior Subordinated Notes due 2012
                        ($275,000,000 principal amount)


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

   This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities.

   The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this offering memorandum, we do not represent that our affairs are the same as described or that the information in this prospectus is correct -- nor do we imply those things by delivering this prospectus or selling securities to you.

                               -----------------

                               TABLE OF CONTENTS

                                                         Page
                                                         ----
                 Prospectus Summary.....................   1
                 Risk Factors...........................  14
                 Use of Proceeds........................  22
                 Capitalization.........................  23
                 Selected Consolidated Financial Data...  24
                 Management's Discussion and Analysis
                   of Financial Condition and Results of
                   Operations...........................  26
                 Television Industry Background.........  46
                 Our Business...........................  49
                 Management.............................  60
                 Ownership of Capital Stock.............  63
                 Certain Relationships and Related
                   Transactions.........................  64
                 Description of Certain Indebtedness....  67
                 Exchange Offer.........................  69
                 Description of the Exchange Notes......  79
                 Book Entry; Delivery and Form.......... 105
                 Certain Tax Considerations............. 107
                 Plan of Distribution................... 112
                 Legal Matters.......................... 113
                 Experts................................ 113
                 Where You Can Find More Information.... 113
                 Index to Consolidated Financial
                   Statements........................... F-1

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